SCHEDULE 13E-4

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 30549

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                            INDUSTRIAL HOLDINGS, INC.
                            ------------------------
                                (Name of Issuer)

                            INDUSTRIAL HOLDINGS, INC.
                      ------------------------------------
                      (Name of Person(s) Filing Statement)

                Class A Redeemable Common Stock Purchase Warrants
               --------------------------------------------------
                         (Title of Class of Securities)

                                    456160118
                     -------------------------------------
                      (CUSIP Number of Class of Securities)

       Robert E. Cone, 7135 Ardmore, Houston, Texas 77054, (713) 747-1025
       ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of the Person(s)
                                Filing Statement)

                                November 12, 1996
                       ----------------------------------
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation(1)                            Amount of Filing Fee
         $3,795,000                                        $759.00
--------------------------------------------------------------------------------

(1) Calculated in accordance with Rule 0-11(b), on the basis of 632,500 Class A Redeemable Common Stock Purchase Warrants outstanding as of November 6, 1996, which were valued at the exercise price of $6.00 per warrant.


        [X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $9,609.64
Form or Registration No.:   333-13323
Filing Party:   Industrial Holdings, Inc.
Date Filed:  October  2, 1996

           This Schedule 13E-4 relates to an offer (the "Offer") by Industrial Holdings, Inc. (the "Company"), upon the terms and conditions set forth in the Offering Circular-Prospectus, dated November 12, 1996, (the "Offering Circular-Prospectus"), a copy of which is filed as Exhibit 9(a) (2) hereto, to the holders ("Warrantholders") of its issued and outstanding Class A Redeemable Common Stock Purchase Warrants ("Class A Warrants") to exchange each Class A Warrant and $6.00 cash for one share of the Company's Common Stock, $.01 par value, one Class B Redeemable Common Stock Purchase Warrant ("Class B Warrant"), and one Class C Redeemable Common Stock Purchase Warrant ("Class C Warrant"), commencing on November 12, 1996 and ending on December 13, 1996, (the "Expiration Date") unless extended.

           The Offering-Circular Prospectus contains certain information relating to the Company's business, management and financial condition and is incorporated herein by this reference. The Offering Circular-Prospectus is part of the Company's Amendment No. 1 to its Registration Statement on Form S-1, which was declared effective by the Securities and Exchange Commission on November 12, 1996. The Offering Circular-Prospectus relates to up to an aggregate of 1,265,000 Class B and Class C Warrants to be issued in the Offer and to the issuance of up to 2,530,000 shares of the Company's Common Stock upon exercise of the Class A Warrants (632,500 shares), currently outstanding Class B Warrants (632,500 shares), and Class B and Class C Warrants to be issued in the Offer (1,265,000 shares).

           Warrantholders electing to accept the Offer prior to the Expiration Date may withdraw such acceptance, so long as a notice of such withdrawal is received by the Company on or prior to the Expiration Date. Thereafter, such exercises are irrevocable, except that they may be withdrawn after January 9, 1997, unless theretofore accepted for exercise.. All Class A Warrants tendered and not withdrawn on the Expiration Date will be accepted by the Company, and the Common Stock, Class B and Class C Warrants issuable upon the exercise of such warrants will be delivered to the respective Warrantholders as soon as practicable after the Expiration Date.

ITEM 1.    SECURITY AND ISSUER.

           (a) The Company has its principal executive offices at 7135 Ardmore, Houston, Texas 77054.

           (b) The Company is seeking the Class A Warrants, which represent all the issued and outstanding securities of such class of securities. Information with respect to the securities being sought and consideration offered therefor is incorporated by reference herein to the section of the Offering Circular-Prospectus titled "The Offer--Terms of the Offer." No Class A Warrants are being purchased from an officer, director or affiliate of the Company.

           (c) Information concerning the principal market in which the Class A Warrants are traded is incorporated by reference herein to the section titled "Price Range of Common Stock and Warrants" in the Offering Circular-Prospectus.

           (d)    Not applicable.

ITEM 2.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           (a) The Company will issue the consideration (I.E., Common Stock, Class B Warrants and Class C Warrants) it is offering to acquire the Class A Warrants out of its authorized but unissued shares of Common Stock and Board of Directors approved Class B

                  Warrants and Class C Warrants.

           (b)    Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

           The purpose of the Offer is to induce persons holding Class A Warrants to exercise such Class A Warrants. If all Class A Warrants being sought are exercised, the Company will obtain net proceeds of $3,695,000. The securities being sought by the Company will be cancelled upon receipt and acceptance, subject to the withdrawal rights discussed in the section of the Offering Circular-Prospectus titled "The Offer-Withdrawal Rights" which is incorporated by reference.

           The Company has no plans or proposals which relate to or would result in the matters referred to in paragraphs (a) through (j) of this Item 3, except that the Company intends to utilize the proceeds received from the Offer for the reduction of short-term debt as described in the section of the Offering Circular-Prospectus titled "Use of Proceeds," which is hereby incorporated by reference.

ITEM 4.    INTEREST IN SECURITIES OF THE ISSUER.

           Neither the Company, nor, to the best knowledge of the Company, any of the executive officers or directors of the Company or any associate of any of the foregoing, has engaged in any transactions involving the Class A Warrants during the 40 business days prior to the date hereof.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

           Neither the Company nor, to the best knowledge of the Company, any of the executive officers or directors or affiliates of the Company, is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer with respect to the securities of the Company which would require disclosure under applicable rules and regulations of the Securities Exchange Act of 1934, as amended.

ITEM 6.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

           Incorporated herein by reference to the section titled "The Offer--Payment of Fees and Expenses" in the Offering
           Circular-Prospectus.

ITEM 7.    FINANCIAL INFORMATION.

           Except for the ratio of earnings to fixed charges which is not material to the Company's tender Offer, the matters referred to in
           (a) and (b) of this Item can be found under the sections titled "Dilution," "Selected Consolidated Financial Data" and in the Consolidated Financial Statements included in the Offering Circular-Prospectus, which are hereby incorporated by reference.

ITEM 8.    ADDITIONAL INFORMATION.

           (a) Neither the Company nor, to the best knowledge of the Company, any of its executive officers, directors or affiliates, is a party to any present or proposed contract, arrangement, understanding or relationship between them and the Company that is material to a decision by a Warrantholder whether to sell, exercise, or hold the Class A Warrants.

           (b) The regulatory requirement that has been complied with or approval that has been obtained in connection with the Offer is the effectiveness of the Offering-Circular Prospectus in accordance with the Securities Act of 1933, as amended.

           (c)    Not applicable.

           (d) There are no pending legal proceedings relating to the Offer which would be material to a Warrantholder's decision to sell, exercise or hold the Class A Warrants.

           (e) Other than the information contained in the Offering-Circular Prospectus, there is no additional material information which is necessary to make the above required statements, in light of the circumstances under which they are made, not materially misleading.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

           (a)    (1) Letter of Transmittal.

                  (2) Offering Circular-Prospectus dated November 12, 1996.

                  (3) Notice of Guaranteed Delivery.

                  (4) Form of press release issued by the Company.

                  (5) President's letter to Warrantholders.

                  (6) Form of letter to brokers, dealers, banks, trust companies and other nominees (collectively, "Brokers").

                  (7) Form of letter from Brokers to customers.

           (b)    Not applicable.

           (c)    Not applicable.

           (d)    Not applicable.

           (e)    See (a)(2) of this Item 9.

           (f)    None other than material in (a) of this Item 9.

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     November 12, 1996


                                               INDUSTRIAL HOLDINGS, INC.



                                                By:/s/ ROBERT E. CONE
                                                       Robert E. Cone, President

                                  ITEM 9(A)(1)

                              LETTER OF TRANSMITTAL
                     TO ACCOMPANY CLASS A REDEEMABLE COMMON
      STOCK PURCHASE WARRANTS ("CLASS A WARRANTS") OF AND CASH TENDERED TO

                            INDUSTRIAL HOLDINGS, INC.

                  PURSUANT TO THE OFFER DATED NOVEMBER 12, 1996

--------------------------------------------------------------------------------
            THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ON DECEMBER 13,
               1996 AT 5:00 P.M., NEW YORK CITY TIME, UNLESS EXTENDED
--------------------------------------------------------------------------------

To:   CHASEMELLON SHAREHOLDER SERVICES, Exchange Agent

              BY MAIL:                      FACSIMILE TRANSMISSION:

  ChaseMellon Shareholder Services              (201) 329-8936
     Reorganization Department         (for Eligible Institutions Only)
          Midtown Station
            P.O. Box 798                     Confirm by Telephone:
         New York, NY 10018                     (201) 296-4983

                          BY HAND OR OVERNIGHT COURIER:

                        ChaseMellon Shareholder Services
                            Reorganization Department
                            120 Broadway - 13th Floor
                               New York, NY 10271

-------------------------------------------------------------------------------------------------------------------
                                    DESCRIPTION OF CLASS A WARRANTS TENDERED
-------------------------------------------------------------------------------------------------------------------
      NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)                     CLASS A WARRANTS TENDERED
   (PLEASE FILL IN EXACTLY AS NAME(S) ON CERTIFICATE(S)
-------------------------------------------------------------------------------------------------------------------
                                                                 CLASS A          NUMBER OF
                                                                 WARRANT       CLASS A WARRANTS     NUMBER OF
Print Name and Address                                         CERTIFICATE      REPRESENTED BY   CLASS A WARRANTS
of Registered Owner(s)                                           NUMBER*         CERTIFICATE        TENDERED**
-------------------------------------------------------------------------------------------------------------------
                                                                             |                  |                 |
                                                          ---------------------------------------------------------
                                                                             |                  |                 |
                                                          ---------------------------------------------------------
                                                                             |                  |                 |
                                                          ---------------------------------------------------------
                                                             Total Class A   |                  |                 |
                                                           Warrants Tendered |                  |                 |
-------------------------------------------------------------------------------------------------------------------
*    Need not be completed by warrantholders tendering by book-entry transfer.

**   The number of Class A Warrants evidenced by certificates delivered to the
     Exchange Agent and accompanied by the aggregate Warrant Exercise Price are deemed tendered. See Instruction 3.
--------------------------------------------------------------------------------

       Each Class A Warrant tendered must be accompanied by Six Dollars and no/cents ($6.00) (the "Warrant Exercise Price") in the form of certified or official bank check made payable to Industrial Holdings, Inc. or by wire transfer to the Exchange Agent for the benefit of the Company.

       DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

       THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.

       This Letter of Transmittal is to be used if certificates for Class A Warrants and the certified or official bank check or the wire transfer in payment of the aggregate Warrant Exercise Price are to be forwarded herewith or if delivery of Class A Warrant certificates is to be made by book-entry transfer to the Exchange Agent's account at The Depository Trust Company ("DTC") or the Philadelphia Depositary Trust Company ("PDTC") (hereinafter collectively referred to as the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in the section of the accompanying Offering Circular-Prospectus of the Company dated November 12, 1996 (the "Offering Circular-Prospectus") titled "The Offer--Procedure for Tendering Class A Warrants." All capitalized terms herein shall have the same meanings ascribed to them in the Offering Circular-Prospectus.

       Warrantholders who are unable to deliver their certificates for Class A Warrants, the certified or official bank check or the wire transfer in payment of the aggregate Warrant Exercise Price and all other documents required hereby to the Exchange Agent by the Expiration Date (or who cannot comply with the book-entry transfer procedures on a timely basis), may tender their Class A Warrants pursuant to the guaranteed delivery procedure set forth in the section of the Offering Circular-Prospectus titled "The Offer--Guaranteed Delivery Procedure". See Instruction 1. Delivery of documents to the Company or to a Book-Entry Transfer Facility does not constitute a valid delivery.

                      (BOXES BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)

[ ] CHECK HERE IF TENDERED CLASS A WARRANTS ARE BEING DELIVERED BY BOOKENTRY TRANSFER TO THE EXCHANGE AGENT'S ACCOUNT AT ONE OF THE BOOKENTRY TRANSFER FACILITIES AND COMPLETE THE FOLLOWING:

     Name of Tendering Institution
     Check Applicable Box:  [ ] DTC [ ] PDTC
     Account No.
     Transaction Code No.
[ ] CHECK HERE IF TENDERED CLASS A WARRANTS ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE EXCHANGE AGENT AND COMPLETE THE FOLLOWING:

     Name(s) of Tendering Warrantholder(s)
     Date of Execution of Notice of Guaranteed Delivery
     Name of Institution that Guaranteed Delivery
     If delivery is by book-entry transfer:
     Name of Tendering Institution
     Account No. _________________________ at [ ] DTC           [ ]   PDTC
     Transaction Code No.

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

     The undersigned hereby tenders to Industrial Holdings, Inc., a Texas corporation (the "Company"), the above-described Class A Redeemable Common Stock Purchase Warrants (the "Class A Warrants") to purchase shares of Common Stock of the Company, together with a certified or official bank check made payable to Industrial Holdings, Inc. or by wire transfer to the account of the Exchange Agent specified in Instruction 6 hereof, in the amount of Six Dollars and no/cents ($6.00) (the "Warrant Exercise Price") for every Class A Warrant tendered. Such amounts must be tendered in accordance with the terms and conditions of the Offer as set forth in the accompanying Offering Circular-Prospectus of the Company dated November 12, 1996 ("Offering Circular-Prospectus") and this Letter of Transmittal, receipt of which is hereby acknowledged. The Class A Warrants (cusip #456160118) are referred to in the accompanying Offering Circular-Prospectus as the Class A Warrants solely for clarity and to avoid confusion with the Class B Redeemable Common Stock Purchase Warrants ("Class B Warrants") and Class C Redeemable Common Stock Purchase Warrants ("Class C Warrants") being delivered pursuant to the Offer.

     Subject to, and effective upon, acceptance of the Class A Warrants tendered herewith in accordance with the terms and conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to the Class A Warrants being tendered hereby and constitutes and appoints the Exchange Agent its true and lawful attorney-in-fact with respect to such Class A Warrants with full power of substitution to (i) deliver certificates for such Class A Warrants or transfer the ownership of such Class A Warrants on the account books maintained by a Book-Entry Transfer Facility and the required payment of the aggregate Warrant Exercise Price together with all accompanying evidences of authority, to or upon the order of the Company and (ii) tender such Class A Warrants for registration and transfer on the books of the Company.

     The undersigned represents and warrants that he or she has full authority to sell and to transfer the tendered Class A Warrants and that the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, claims, restrictions, charges and encumbrances, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute any additional documents necessary to complete the sale and transfer of the tendered Class A Warrants. All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by and shall survive the death or incapacity of the undersigned. Except as stated in the section of the Offering Circular-Prospectus titled "The Offer--Withdrawal Rights," this tender is irrevocable.

     The undersigned understands that the tender of Class A Warrants pursuant to any one of the procedures described in the section of the Offering Circular-Prospectus titled "The Offer--Procedure for Exercising Class A Warrants" will constitute the undersigned's acceptance of the terms and conditions of the Offer. The Company's acceptance of Class A Warrants tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

================================================================================
                          SPECIAL ISSUANCE INSTRUCTIONS
                           (SEE INSTRUCTIONS 4 AND 5)

              To be completed ONLY if the certificates for Common Stock, Class B Warrants and Class C Warrants and/or the certificates for Class A Warrants not tendered or not accepted for exercise are to be issued in the name of someone other the undersigned.


              Issue certificates to:
              Name_____________________________________________
                           (Please Print)

              Address__________________________________________

              _________________________________________________
                           (Include Zip Code)

              _________________________________________________
              (Taxpayer Identification or Social Security No.)

              [ ] Credit Class A Warrants not tendered or not accepted by book-entry transfer to the Book-
                   Entry Transfer Facility account set forth below:

              [ ]  DTC     [ ]     PDTC


              _________________________________________________
                        Book Entry Transfer Facility
                        Account Number, if applicable
================================================================================

================================================================================
                          SPECIAL DELIVERY INSTRUCTIONS
                           (SEE INSTRUCTIONS 4 AND 5)

              To be completed ONLY if the certificates for Common Stock, Class B Warrants and Class C Warrants and/or the certificates for Class A Warrants tendered or not accepted for exercise are to be mailed to someone other than the than undersigned or to the undersigned at an address other than that shown below the undersigned's signature(s).

              Mail Certificates to:

              Name_____________________________________________
                           (Please Print)

              Address__________________________________________

              _________________________________________________
                           (Include Zip Code)
================================================================================

================================================================================
                                    SIGN HERE

X_______________________________________________________________________________

X_______________________________________________________________________________
                  Signature(s) of Warrantholder(s)

(Must be signed by registered holder(s) as name(s) appear(s) on warrant certificate(s) or by person authorized to become registered holder(s) by certificates and documents transmitted. If signing is by executor, administrator, trustee, guardian, attorney, agent or other person acting in a fiduciary or representative capacity, please set forth full title. (See Instruction 1.)

Dated  ______________________

Name(s)_________________________________________________________________________

________________________________________________________________________________
                              (Please print)

Capacity (full title)___________________________________________________________

Address_________________________________________________________________________

Area Code and Telephone No._____________________________________________________

Tax I.D. No. or Soc. Sec. No.___________________________________________________

                            GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 4)

Name of Firm____________________________________________________________________

Authorized Signature___________________________________________________________

Dated _____________________

================================================================================

                                  INSTRUCTIONS

              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

          1. GUARANTEE OF SIGNATURES. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a firm or other entity that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (an "Eligible Institution"). Signatures on this Letter of Transmittal need not be guaranteed (a) if this Letter of Transmittal is signed by the registered holder(s) of the Class A Warrants (which term, for purposes of this document, shall include any participant in one of the BookEntry Transfer Facilities whose name appears on a security position listing as the owner of Class A Warrants) tendered herewith and such holder(s) have not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal or (b) if such Class A Warrants are tendered for the account of an Eligible Institution. See Instruction 4.

          2. DELIVERY OF LETTER OF TRANSMITTAL, AGGREGATE WARRANT EXERCISE PRICE AND CLASS A WARRANT CERTIFICATES; GUARANTEED DELIVERY PROCEDURES. This Letter of Transmittal is to be used either if certificates for Class A Warrants and the certified or official bank check or the wire transfer in payment of the aggregate Warrant Exercise Price are to be forwarded herewith or if delivery of Class A Warrant certificates is to be made by book-entry transfer pursuant to the procedures set forth in the section of the Offering Circular-Prospectus titled "The Offer--Procedure for Tendering Class A Warrants." Certificates for all physically delivered Class A Warrants, or a confirmation of a book-entry transfer into the Exchange Agent's account at one of the Book-Entry Transfer Facilities of all Class A Warrants delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or facsimile thereof), and the certified or official bank check or the wire transfer and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at one of its addresses set forth on the front page of this Letter of Transmittal on or prior to the Expiration Date.

          Warrantholders who cannot deliver their certificates and the certified or official bank check or the wire transfer and all other required documents to the Exchange Agent on or prior to the Expiration Date (or who cannot comply with the book-entry transfer procedures on a timely basis) may tender their Class A Warrants pursuant to the guaranteed delivery procedure set forth in the section of the Offering Circular-Prospectus titled "The Offer--Guaranteed Delivery Procedure." Pursuant to such procedure: (a) such tender must be made by or through an Eligible Institution, (b) on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) must be received by the Exchange Agent and (c) the certificates for all physically delivered Class A Warrants, or a confirmation of a book-entry transfer into the Exchange Agent's account at one of the Book-Entry Transfer Facilities of all Class A Warrants delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and the certified or official bank check or the wire transfer and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent within three New York Stock Exchange, Inc. trading days after the Expiration Date, all as provided in the section of the Offering Circular-Prospectus titled "The Offer--Guaranteed Delivery Procedure."

          THE METHOD OF DELIVERY OF CLASS A WARRANTS, THE AGGREGATE WARRANT EXERCISE PRICE AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING WARRANTHOLDER. IF DELIVERY IS SENT BY MAIL, IT IS RECOMMENDED THAT THE WARRANTHOLDER USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR PRIOR TO THE EXPIRATION DATE.

          By executing this Letter of Transmittal (or facsimile thereof), the tendering Warrantholder waives any right to receive any notice of the acceptance for exercise of the Class A Warrants.

          3. PARTIAL TENDERS (NOT APPLICABLE TO WARRANTHOLDERS WHO TENDER BY BOOK-ENTRY TRANSFER). If fewer than all the Class A Warrants evidenced by any certificates submitted are to be tendered, write in the number of Class A Warrants which are to be tendered in the box which is entitled "Class A Warrants Tendered." In such case, a new certificate for the remainder of the Class A Warrants which were evidenced by your old certificate(s) will be sent to you unless otherwise provided in the "Special Issuance Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal as soon as practicable after the Expiration Date. The number of Class A Warrants represented by the certificates for Class Warrants listed and accompanied by the aggregate Warrant Exercise Price are deemed to have been tendered.

          4. SIGNATURES ON LETTER OF TRANSMITTAL; ASSIGNMENTS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Class A Warrants tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

          If any of the Class A Warrants tendered hereby are held of record by two or more persons, all such persons must sign this Letter of Transmittal.

          If any of the Class A Warrants tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

          If this Letter of Transmittal is signed by the registered holder(s) of the Class A Warrants tendered hereby, no endorsements or instruments of transfer are required unless Class A Warrants not tendered or not accepted for exercise are to be registered in the name of any person other than the registered holder(s). Signatures on any such certificates or instruments of transfer must be guaranteed by an Eligible Institution. See Instruction 1.

          If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Class A Warrants tendered hereby, certificates must be endorsed on the reverse side thereof or accompanied by appropriate evidence of assignment, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for such Class A Warrants. Signature(s) on any such certificates or assignments must be guaranteed by an Eligible Institution. See Instruction 1.

          If this Letter of Transmittal or any certificate or instrument of transfer is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

          5. SPECIAL ISSUANCE AND DELIVERY INSTRUCTIONS. If any certificates for shares of Common Stock, Class B Warrants and Class C Warrants or for Class A Warrants not tendered or not accepted for exercise are to be returned to a person other than the person(s) signing this Letter of Transmittal or if the certificates for shares of Common Stock, Class B Warrants and Class C Warrants or for Class A Warrants not tendered or not accepted are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Class A

Warrants Tendered," then the boxes captioned "Special Issuance Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed. Warrantholders tendering Class A Warrants by book-entry transfer will have any Class A Warrants not accepted for exercise returned by crediting the account maintained by such Warrantholder at the Book-Entry Transfer Facility from which such transfer was made.

        6. PAYMENTS OF THE AGGREGATE WARRANT EXERCISE PRICE. The applicable payments representing the aggregate Warrant Exercise Price to accompany the Class A Warrants tendered must be made by certified or official bank check, payable in United States dollars to the order of Industrial Holdings, Inc., or by wire transfer to the Exchange Agent for the benefit of the Company. Wire transfers must be made to the following account according to the following instructions:

                     The Chase Manhattan Bank, New York, NY
                                ABA# 021 000 021
                 Attn: ChaseMellon Shareholder Services, L.L.C.
                              Reorg Acct 323-213057
                    Re: Industrial Holdings Class A Warrants
                              Attn: Evelyn O'Connor
                              Tel: #(201) 296-4515

          7. NO CONDITIONAL TENDERS. No alternative, conditional, irregular or contingent tenders will be accepted.

          8. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and number of Class A Warrants should be listed on a separate signed schedule to be affixed hereto.

          9. WAIVER OF CONDITIONS. The Company reserves the absolute right to waive any of the specified conditions in the Offer in the case of any Class A Warrants tendered.

          10. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions and requests for assistance or additional copies of the Offering Circular-Prospectus and the Letter of Transmittal may be directed to the Company as set forth below:

                            Industrial Holdings, Inc.
                                  7135 Ardmore
                              Houston, Texas 77054
                          Attention: Christine A. Smith
                                 (713) 747-1025

                                  ITEM 9(A)(2)

OFFERING CIRCULAR - PROSPECTUS

                            INDUSTRIAL HOLDINGS, INC.

              OFFER TO EXCHANGE ONE CLASS A REDEEMABLE WARRANT FOR
          ONE SHARE OF COMMON STOCK, ONE CLASS B REDEEMABLE WARRANT AND
                         ONE CLASS C REDEEMABLE WARRANT

--------------------------------------------------------------------------------
                 THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ON
                    DECEMBER 13, 1996 AT 5:00 P.M., NEW YORK
                           CITY TIME, UNLESS EXTENDED.
--------------------------------------------------------------------------------

             INDUSTRIAL HOLDINGS, INC. (THE "COMPANY") HEREBY OFFERS TO THE HOLDERS OF ITS 632,500 ISSUED AND OUTSTANDING CLASS A REDEEMABLE COMMON STOCK PURCHASE WARRANTS ("CLASS A WARRANTS") THE OPPORTUNITY TO EXCHANGE EACH CLASS A WARRANT AND CASH FOR ONE SHARE OF THE COMPANY'S COMMON STOCK, $.01 PAR VALUE, ONE CLASS B REDEEMABLE COMMON STOCK PURCHASE WARRANT ("CLASS B WARRANT") AND ONE CLASS C REDEEMABLE COMMON STOCK PURCHASE WARRANT ("CLASS C WARRANT") BEGINNING ON THE DATE HEREOF AND ENDING ON DECEMBER 13, 1996, UNLESS EXTENDED ON THE TERMS HEREINAFTER DESCRIBED.

             THIS OFFER IS BEING MADE ON THE FOLLOWING TERMS (SEE "THE OFFER" FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THIS OFFER):

             AN EXCHANGING CLASS A WARRANTHOLDER ("WARRANTHOLDER") WHO TENDERS CLASS A WARRANTS AND PAYS SIX DOLLARS ($6.00) PER CLASS A WARRANT (THE "WARRANT EXERCISE PRICE") WILL RECEIVE FOR EACH CLASS A WARRANT TENDERED ONE SHARE OF COMMON STOCK, ONE CLASS B WARRANT AND ONE CLASS C WARRANT.

             EACH CLASS B WARRANT TO BE ISSUED WILL ENTITLE THE HOLDER THEREOF TO PURCHASE ONE SHARE OF THE COMPANY'S COMMON STOCK AT AN EXERCISE PRICE OF $10.00 PER SHARE THROUGH AND INCLUDING JANUARY 14, 1999. THE TERMS OF CURRENTLY OUTSTANDING CLASS B WARRANTS, WHICH ARE EXERCISABLE THROUGH AND INCLUDING JANUARY 14, 1997, WILL AFTER THE EXPIRATION DATE, AUTOMATICALLY BE EXTENDED TO JANUARY 14, 1999. EACH CLASS C WARRANT TO BE ISSUED WILL ENTITLE THE HOLDER TO PURCHASE ONE SHARE OF THE COMPANY'S COMMON STOCK AT AN EXERCISE PRICE OF $15.00 PER SHARE THROUGH AND INCLUDING JANUARY 14, 1999. THE COMPANY MAY REDEEM THE
                                                        (CONTINUED ON NEXT PAGE)

                              ---------------------
          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
           OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
                OR ADEQUACY OF THIS OFFERING CIRCULAR-PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                              ---------------------

       The date of this Offering Circular-Prospectus is November 12, 1996.

CLASS B AND CLASS C WARRANTS AT $.05 PER WARRANT UPON 30 DAYS PRIOR WRITTEN NOTICE IF THE CLOSING BID PRICE OF THE COMPANY'S COMMON STOCK EQUALS OR EXCEEDS $12.00 AND $20.00, RESPECTIVELY, FOR 20 CONSECUTIVE TRADING DAYS. THE EXERCISE PRICE OF THE CLASS B AND CLASS C WARRANTS WERE ARBITRARILY DETERMINED BY THE COMPANY'S BOARD OF DIRECTORS AND IS NOT NECESSARILY RELATED TO THE COMPANY'S ASSETS, EARNINGS, BOOK VALUE OR OTHER GENERALLY ACCEPTED CRITERIA OF VALUE.

             The exercise of the Class A Warrants pursuant to this Offer may be withdrawn prior to 5:00 p.m., New York City time, on December 13, 1996 (the "Expiration Date") (or the latest time and date at which this Offer, as extended by the Company, shall expire). Thereafter, such exercises are irrevocable, except that they may be withdrawn after January 9, 1997 unless theretofore accepted for exercise as provided in this Offering Circular- Prospectus. This Offer is subject to a number of customary conditions, any or all of which may be waived by the Company, but is not conditioned upon the exercise of a minimum number of Class A Warrants. The Company also reserves the right to extend this Offer. See "The Offer--Expiration Date; Extensions" and "--Conditions of the Offer."

             Warrantholders who desire to exercise their Class A Warrants should
(a) complete and submit the accompanying Letter of Transmittal and their Class A Warrant Certificate, together with (i) a certified or official bank check in the amount of the aggregate Warrant Exercise Price made payable to Industrial Holdings, Inc.; or (ii) a wire transfer to ChaseMellon Shareholder Services (the "Exchange Agent") in the amount of the aggregate Warrant Exercise Price for the benefit of the Company, and any other required documents to the Exchange Agent, or (b) request a broker or bank to effect the transaction for him or her. Holders of Class A Warrants registered in the name of a broker, dealer, bank, trust or nominee should instruct such institutions to exercise their Class A Warrants. The Company does not intend to pay broker-dealers solicitation fees for the exercise of its Class A Warrants. See "The Offer--Procedure for Tendering Class A Warrants."

             If a holder of Class A Warrants does not want to tender his Class A Warrants pursuant to the terms of this Offer, he may exercise such Class A Warrants under the present terms of the Class A Warrants. Each Class A Warrant entitles the registered holder to purchase one share of Common Stock at an exercise price of $6.00 per share through and including January 14, 1997, after which date unexercised Class A Warrants will expire.

             The Common Stock, Class A Warrants and Class B Warrants are currently traded on the Nasdaq National Market under the symbols "IHII," "IHIIW," and "IHIIZ," respectively. On November 6, 1996, the closing sale prices of the Common Stock, Class A and Class B Warrants were $10.63, $8.00 and $2.81, respectively. The Company has applied for listing of the Class C Warrants on the Nasdaq National Market.

             Questions and requests for assistance or for additional copies of this Offering Circular-Prospectus may be made by calling Christine A. Smith, Vice President of the Company, at (713) 747-`025, or by writing to Industrial Holdings, Inc., 7135 Ardmore, Houston, Texas 77054.

                              AVAILABLE INFORMATION

             The Company has filed a Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") with respect to the securities offered hereby (the "Registration Statement"), as well as a Schedule 13E-4 Issuer Tender Offer Statement (the "Schedule 13E-4") under the Securities Exchange Act of 1934, as amended (the "Exchange Act'). This Offering Circular-Prospectus does not contain all information set forth in the Registration Statement, the Schedule 13E-4 and the exhibits thereto, to which reference is hereby made. The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. Copies of such material may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials may also be inspected at the offices of Nasdaq/NMS, 1735 K Street, N.W. Washington, D.C., 20006- 1506, on which the Common Stock, Class A Warrants and Class B Warrants are listed and Class C Warrants are anticipated to be listed.

                                TABLE OF CONTENTS
                                                                        PAGE NO.

Available Information ........................................................ 3
Summary ...................................................................... 4
Summary Consolidated Financial Data........................................... 8
Risk Factors.................................................................. 9
The Offer.....................................................................12
Use of Proceeds...............................................................21
Price Range of Common Stock and Warrants .....................................21
Dividend Policy...............................................................22
Capitalization................................................................23
Dilution......................................................................24
Pro Forma Condensed Consolidated Financial Statements (unaudited).............25
Selected Consolidated Financial Data..........................................33
Management's Discussion and Analysis of Financial
    Condition and Results of Operations.......................................34
Business......................................................................40
Management....................................................................48
Certain Transactions..........................................................59
Principal Shareholders........................................................60
Description of Securities.....................................................61
Shares Eligible for Future Sale...............................................64
Legal Matters.................................................................64
Additional Information........................................................65
Index to Financial Statements................................................F-1

                                     SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO CONTAINED ELSEWHERE IN THIS OFFERING CIRCULAR-PROSPECTUS.

                                   THE COMPANY

         Industrial Holdings, Inc. (including its subsidiaries, the "Company") was incorporated in Texas in August 1989. The Company's principal executive offices are located at 7135 Ardmore, Houston, Texas 77054, and its telephone number is (713) 747-1025.

         The Company's business is organized into two divisions: the Fastener Manufacturing and Sales Division, comprised of Landreth Engineering Company ("Landreth") and Connecticut Rivet ("CRivet") (collectively, "LEC") and the Energy Products and Services Division, comprised of the Valve and Supplies Sales Group which includes Pipeline Valve Specialty ("PVS") and Industrial Municipal Supply Company ("IMSCO"); the New Machine Sales and Services Group which includes Regal Machine Tools ("Regal") and Rex Machinery Movers ("RMM"); the Export Crating Group which includes U.S. Crating ("USC"); and the Used Machine Sales Group which includes Rex/Paul's Machine Sales ("RPMS").

         The Fastener Manufacturing and Sales Division manufactures industrial metal fasteners, including special cold-formed fasteners and threaded fastener products for sale primarily to manufacturers in the home furniture, home appliance and automotive industries. In the Energy Products and Services Division, the Valve and Supplies Sales Group remanufactures pipeline valves and distributes pipe, valves, fittings and other products primarily to the petrochemical, chemical and petroleum refining industries and to the pipeline transportation and product storage industries. The New Machine Sales and Services Group sells new machine tools and conducts a machine moving operation. The Export Crating Group provides international export crating services. The Used Machine Sales Groups sells used machine tools.

         The Company's strategy is to identify and pursue acquisitions within the lines of business in which the Company currently operates. The Company believes that it is a leading manufacturer of semi-tubular rivets and cold-headed specials with pro forma revenues for that segment for the twelve months ended December 31, 1995 of approximately $22,068,000. The Company's growth strategy includes an emphasis on the continued acquisition of fastener manufacturing companies with a particular emphasis on expansion into new customer bases and geographical markets.

         Since its inception, the Company has expanded its business through acquisition. PVS was acquired in connection with the Company's initial public offering in January 1992. Landreth was acquired in October 1992. The companies comprising the New Machine Sales and Services Group, the Export Crating Group and the Used Machine Sales Group were acquired as part of The Rex Group, Inc. ("REX") in 1993. Most recently, in December, 1995, CRivet was acquired. The Company has financed these acquisitions with cash provided by operations, borrowings under its credit agreements and public and private financings. The Company anticipates that future acquisitions, if any, will be similarly financed.

                               RECENT DEVELOPMENTS

      In October 1996, the Company signed a Stock Purchase Agreement to purchase all of the outstanding stock of American Rivet Company, Inc. ("American"), a primary competitor of LEC, for a purchase price of $11,125,000, subject to closing adjustments (the "American Acquisition"). The Company anticipates that the closing will occur on or before November 15, 1996. While there is no assurance that the American Acquisition will occur, the Company presently anticipates that it will obtain approximately $2,075,000 of the purchase price with bridge financing from a private source ("Bridge Financing"). The remainder of the purchase price will be funded with cash and marketable securities of American, an increase in the Company's demand note and line of credit payable to Comerica Bank-Texas ("Demand Note") to be secured by the inventory and receivables of American and a term note secured by the real estate and equipment of American. The Bridge Financing will be repaid through future debt or equity financing. The Company anticipates that it will use the majority of the estimated $3,695,000 net proceeds from the exercise of the Class A Warrants to repay the Company's Demand Note to be incurred in connection with the American Acquisition.

      American is a manufacturer of semi-tubular rivets and cold-headed specials located in a suburb of Chicago, Illinois. American's customers are primarily national manufacturers in the office furniture, automotive and appliance industries. Net sales of American were $9,188,341 for its fiscal year ended August 31, 1995 and $7,431,141 for the ten months ended June 30, 1996. After the acquisition, American will operate within the Fastener Manufacturing and Sales Division as part of LEC.

                                    THE OFFER

The Offer.............................  Each holder of Class A Warrants may exchange one Class A Warrant and $6.00
                                        cash (the "Warrant Exercise Price") for
                                        one share of the Company's Common Stock, one Class B Redeemable Common Stock Purchase Warrant ("Class B Warrant") and one Class C Redeemable Common Stock Purchase Warrant ("Class C Warrant").

Expiration Date.......................  5:00 p.m., New York City time, on
                                        December 13, 1996, unless extended (the
                                        "Expiration Date"). See "The Offer--
                                        Expiration Date; Extensions."

Withdrawal Rights.....................  Acceptance of the Offer may be withdrawn at any time prior to 5:00 p.m., New York
                                        City time, on the Expiration Date.
                                        Thereafter, such exercises are
                                        irrevocable, except that they may be
                                        withdrawn after January 9, 1997 unless
                                        theretofore accepted for exercise as
                                        provided in this Offering
                                        Circular-Prospectus.

Risk Factors..........................  Class A Warrantholders (the
                                        "Warrantholders") who elect to exercise
                                        their Class A Warrants and receive
                                        Common Stock, Class B and Class C
                                        Warrants should consider certain factors regarding the Company. See "Risk Factors."

Warrant Terms.........................  Each Class B and Class C Warrant will entitle the holder to purchase one share of Common Stock at $10.00 per share and $15.00 per share, respectively, through and including January 14, 1999.

Effect of the Offer on Non-
   Exercising Warrantholders..........  THE CLASS A WARRANTS ARE EXERCISABLE
                                        THROUGH AND INCLUDING JANUARY 14, 1997,
                                        AFTER WHICH DATE THEY WILL EXPIRE. IN
                                        ADDITION, PRIOR TO THEIR EXPIRATION, THE
                                        REDUCED NUMBER OF OUTSTANDING CLASS A
                                        WARRANTS AS A RESULT OF THE ACCEPTANCE
                                        OF THE OFFER MAY LIMIT THE TRADING
                                        MARKET FOR THE CLASS A WARRANTS AND MAY
                                        ADVERSELY AFFECT THEIR LIQUIDITY AND
                                        MARKET PRICE. TO THE EXTENT THE NUMBER
                                        OF CLASS A WARRANTS AND WARRANTHOLDERS
                                        IS REDUCED PURSUANT TO THE OFFER, THE
                                        CLASS A WARRANTS MAY NOT BE ELIGIBLE TO
                                        BE QUOTED BY NASDAQ AND MAY CEASE TO BE
                                        REGISTERED UNDER THE EXCHANGE ACT.

Use of Proceeds.......................  It is anticipated that the net proceeds of the Offer of up to $3,695,000 will be used by the Company to repay the demand note and line of credit to be incurred in connection with the American Acquisition. See "Use of Proceeds."


Acceptance of the Class A Warrants....  The Company will accept all Class A
                                        Warrants duly exercised and not properly withdrawn on the Expiration Date, subject to certain conditions. See "The Offer-- Conditions of the Offer."

Conditions of the Offer...............  The Offer is subject to a number of customary conditions, any or all of
                                        which may be waived by the Company. See
                                        "The Offer--Acceptance of the Class A
                                        Warrants; Delivery of Common Stock,
                                        Class B Warrants and Class C Warrants"
                                        and "--Conditions of the Offer."

How to Tender the Class A Warrants....  Any holder of Class A Warrants desiring to accept the Offer should either (a)
                                        complete and submit the accompanying
                                        Letter of Transmittal and his Class A
                                        Warrant certificate and forward same
                                        together with (i) a certified or
                                        official bank check in the amount of the aggregate Warrant Exercise Price made payable to

                                        Industrial Holdings, Inc.; or (ii) a
                                        wire transfer to ChaseMellon Shareholder
                                        Services (the "Exchange Agent") in the
                                        amount of the Warrant Exercise Price and any other required documents to the Exchange Agent; or (b) request a broker or bank to effect the transaction for him or her. Holders of Class A Warrants registered in the name of a broker, dealer, bank or nominee should instruct such institutions to accept the Offer. See "The Offer--Procedure for Tendering Class A Warrants."

Certain Income Tax Consequences......   The tax consequences of the Offer are
                                        uncertain under federal income tax law,
                                        and Warrantholders are urged to consult
                                        their own tax advisors regarding this
                                        matter. The recognition of income or
                                        gain characterized as capital gain or
                                        ordinary income could result from the
                                        acceptance of the Offer by a
                                        Warrantholder. See "The Offer--Certain
                                        Federal Income Tax Consequences."

Delivery of Securities...............   The Exchange Agent will deliver the
                                        certificates for shares of Common Stock, Class B and Class C Warrants as soon as practicable after the Expiration Date.
                                        See "The Offer--Acceptance of the Class
                                        A Warrants; Delivery of Common Stock,
                                        Class B Warrants and Class C Warrants."

Common Stock  Outstanding............   There are presently 20,000,000
                                        authorized shares of Common Stock, and
                                        as of November 6, 1996, there were
                                        4,219,580 shares of Common Stock,
                                        632,500 Class A Warrants and 632,500
                                        Class B Warrants outstanding. Assuming
                                        the acceptance of the Offer by all
                                        Warrantholders, there will be 4,852,080
                                        shares of Common Stock outstanding.

Market Prices........................   As of November 6, 1996, the last
                                        reported sales prices of the Common
                                        Stock, Class A and Class B Warrants on
                                        the Nasdaq National Market were $10.63,
                                        $8.00, and $2.81, respectively. The
                                        Company has applied for listing of the
                                        Class C Warrants on the Nasdaq National
                                        Market. See "Price Range of Common Stock and Warrants."

                       SUMMARY CONSOLIDATED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT FOR SHARES AND PER SHARE DATA)

       The selected financial data presented below are derived from and should be read in conjunction with the Company's Consolidated Financial Statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The unaudited pro forma income statement data for the year ended December 31, 1995 and the six months ended June 30, 1996 are presented as if, at the beginning of each period, the American Acquisition (which transaction is expected to close in the fourth quarter of 1996) had taken place and the proceeds of the Offer were used to repay the Demand Note incurred in connection with the American Acquisition. The unaudited pro forma income statement data for the year ended December 31, 1995 also assumes that the December 1995 purchase of CRivet had taken place at the beginning of the period. The unaudited pro forma balance sheet data at June 30, 1996 are presented as if, at such date, the American Acquisition had taken place and the proceeds of the Offer were used to repay the Demand Note incurred in connection with the American Acquisition. The unaudited pro forma data should be read in conjunction with the unaudited pro forma condensed consolidated financial statements included elsewhere herein.

                                  PRO FORMA
                                 SIX MONTHS        HISTORICAL       PRO FORMA
                                    ENDED       SIX MONTHS ENDED   YEAR ENDED                      HISTORICAL
                                   JUNE 30          JUNE 30        DECEMBER 31               YEARS ENDED DECEMBER 31
                                  ---------   --------------------  ---------  ---------------------------------------------------
                                    1996        1996       1995       1995       1995       1994       1993       1992       1991
                                  ---------   ---------  ---------  ---------  ---------  ---------  ---------  ---------  -------
INCOME STATEMENT DATA:
Sales .........................     $30,366     $25,627    $19,722    $56,565    $38,983    $34,730    $35,113    $20,769  $16,878
Cost of sales .................      23,464      19,937     15,530     43,808     30,613     26,933     26,924     15,882   14,098
Gross profit ..................       6,902       5,690      4,192     12,757      8,370      7,797      8,189      4,887    2,780
Operating expenses:
   Selling, general &
      administrative ..........       4,542       4,033      3,226      8,492      6,512      6,689      6,204      4,089    3,097
   Depreciation & amortization          276         187        200        623        413        485        478        434      249
   Total operating expenses ...       4,818       4,220      3,426      9,115      6,925      7,174      6,682      4,523    3,346
Operating income (loss) .......       2,084       1,470        766      3,642      1,445        623      1,507        364     (566)
Other income (expense) ........        (892)       (628)      (378)    (1,875)      (824)      (575)      (666)      (261)    (432)
Income (loss) before income
   taxes ......................       1,192         842        388      1,767        621         48        841        103     (998)
Income tax expense (benefit) ..         426         286         34        526         76         16         78       (279)    --
Net income (loss) .............         766         556        354      1,241        545         32        763        382     (998)
Earnings (loss) per share .....         .17         .14        .12        .32        .17        .01        .27        .17    (1.39)
Weighted average common and
  common equivalent shares
  outstanding(1) ..............   4,454,704   3,868,158  3,080,010  3,828,297  3,149,579  3,029,574  2,828,635  2,101,503  716,239
                                  ---------   ---------  ---------  ---------  ---------  ---------  ---------  ---------  -------

                                       PRO FORMA       HISTORICAL                            HISTORICAL
                                        JUNE 30         JUNE 30                              DECEMBER 31
                                      -----------  ------------------     ----------------------------------------------------
                                          1996      1996       1995         1995       1994       1993       1992       1991
                                         ------    -------    -------      -------    -------    -------    -------    -------
BALANCE SHEET DATA:
Working capital (deficit)............    $2,815    $ 2,819    $ 2,403      $ 1,459    $ 2,254    $ 1,164    $ 1,551    $(2,367)
Total assets ........................    41,638     30,126     21,654       27,494     20,848     20,819     13,972      5,139
Long-term obligations(2) ............     8,127      5,002      3,236        5,891      3,568      3,229      3,242        218
Total liabilities ...................    27,942     20,125     14,408       19,891     13,965     14,386      9,312      6,367
Shareholders' equity (deficit)  .....    13,696     10,001      7,246        7,603      6,883      6,433      4,660     (1,228)

-------------------------------

(1) Calculated on the basis of the weighted average number of common and common equivalent shares outstanding pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83.
(2)      Excludes deferred income taxes and deferred compensation.

                                  RISK FACTORS

         THE SHARES OF COMMON STOCK, CLASS B AND CLASS C WARRANTS OFFERED HEREBY INVOLVE MATERIAL RISKS. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS OFFERING CIRCULAR-PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING A DECISION TO EXERCISE THEIR CLASS A WARRANTS AND PURCHASE ANY SHARES OF COMMON STOCK.

         LIMITED CAPITAL; RISKS RELATED TO BUSINESS STRATEGY AND ACQUISITIONS. The Company's ability to effect its business plan depends on its ability to raise funds to consummate acquisitions and provide necessary working capital. The Company's future growth through acquisitions will require substantial capital expenditures. While the Company evaluates business opportunities on a regular basis, there can be no assurance that the Company will be successful in identifying any additional acquisitions or will have sufficient financial resources with which to make additional acquisitions. In the event that the Company is unable to obtain cash in order to effect additional acquisitions, the Company may issue additional shares, and further dilution to shareholders may result. As the Company effects acquisitions and expands its operations, it will be subject to all of the risks inherent in an expanding business, including integrating financial reporting, establishing satisfactory budgetary and other financial controls, funding increased capital needs and overhead expenses, obtaining management personnel required for expanded operations, and funding cash flow shortages that may occur if anticipated sales and revenues are not realized or are delayed, whether by general economic or market conditions.

         At June 30, 1996, the Company had working capital of $2,819,101, long-term debt of $5,001,834, shareholders' equity of $10,000,888 and availability of $1,536,352 under its credit facilities with Comerica Bank - Texas. The Company anticipates that its operating cash needs for fiscal 1996 can be met with cash generated from operations, borrowings under its credit facilities with Comerica Bank-Texas and private placements of equity and debt securities. Any future acquisition of companies in connection with the Company's acquisition strategy will require additional financing, which likely would include a combination of debt and equity financing. There can be no assurance that the Company will be able to obtain such financing on terms acceptable to it, if at all.

         COMPETITION. The industries in which the Company and its subsidiaries operate are highly competitive. Many of these competitors have greater financial and other resources than the Company. Competitive factors for the Company's subsidiaries include price sensitivity and customer service. The industries in which the Company's subsidiaries operate are highly fragmented and dominated by privately-owned businesses. Management's marketing strategy is to institute centralized inventory controls, reduce personnel costs and achieve greater buying power through expansion. Management believes that these strategies will allow the Company and its subsidiaries to be more competitive. However, there can be no assurance that the Company will be able to successfully compete against presently known or future competitors.

         FOREIGN SUPPLIERS. Certain of the Company's subsidiaries purchase products from United States manufacturing companies operating abroad and from foreign manufacturers. Accordingly, the Company is subject to the risks of doing business abroad, including fluctuations in currency exchange rates, changes in import duties or quotas, transportation costs, labor disputes and strikes. The occurrence of any one or more of the foregoing events could materially adversely affect the Company's product supply. All payables are settled in U.S. dollars.

         GOVERNMENTAL REGULATION. The Company's business is affected by governmental regulations relating to its industry segments in general, as well as environmental and safety regulations that have specific application to the Company's business. While the Company is not aware of any proposed or pending legislation, there can be no assurance that future legislation will not have an adverse effect on the Company's business or competitive position. The Company believes that it disposes of environmentally sensitive materials in accordance with present rules and regulations. In the event the Company is required to adopt additional environmental measures, the cost may be substantial.

         DEPENDENCE ON KEY PERSONNEL. The success of the Company is dependent on, among other things, the services of Robert E. Cone, President and Chief Executive Officer, James H. Brock, Jr., President - Energy Products and Services Division and Thomas C. Landreth, President - Fastener Manufacturing and Sales Division. The Company has entered into employment agreements with Messrs. Cone, Brock and Landreth. The loss of the services of any of these officers, for any reason, may have a material adverse effect on the business and prospects of the Company.

         VOTING CONTROL BY CERTAIN SHAREHOLDERS. Directors and officers of the Company own approximately 21% of the Company's outstanding shares and are therefore able to elect a majority of the Company's Board of Directors and to control the business and affairs of the Company. After the Offer is consummated (assuming the exercise of all of the Class A Warrants), such officers and directors will own approximately 19% of the Company's then outstanding shares, and will continue to have the ability to control the business and affairs of the Company.

         LIMITED BACKLOG. Due to the nature of the distribution and remanufacturing businesses, there exists no firm backlog for products of the Company's Energy Products and Services Division. The Companies that comprise the Energy Products and Services Division have historically operated without firm backlog, which is standard practice in the industry.

         LACK OF CONTRACTUAL SUPPLY AGREEMENTS. The Company's subsidiaries purchase products from various sources of supply. The Company does not maintain firm contractual agreements with any of its suppliers with respect to the product purchases. Instead, the Company purchases its products from suppliers on the most favorable terms that can be negotiated. Since product purchases are negotiated on a continuing basis, the Company's reserve stream may not be as secure as if they were negotiated pursuant to a long-term contract. The Company's inability to obtain sufficient product from its suppliers would have a material adverse effect on its business and operations.

         DIVIDENDS NOT LIKELY. The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends for the foreseeable future. It is anticipated that any earnings that may be generated from the Company's operations will be used to finance the Company's growth. Certain of the Company's outstanding debt instruments currently prohibit the Company from paying dividends. See "Dividend Policy."

         DILUTION. Exercising Warrantholders will incur immediate and substantial dilution of $3.07 per share from their exercise price of $6.00, since the pro forma net tangible book value per share of Common Stock will be considerably less than the Exercise Price. See "Dilution."

         FUTURE SALES OF COMMON STOCK. Of the Company's currently outstanding 4,219,580 shares, 887,364 are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act ("Restricted Shares"). All of the Restricted Shares are currently eligible for public sale in accordance with the requirements of Rule 144. The remaining 3,332,216 shares are freely tradeable without restrictions or further registration under the Securities Act, except for shares held by "affiliates" of the Company, which will be subject to resale limitations of Rule 144. In addition, the Company has filed registration statements on Form S-3 under the Securities Act relating to 746,735 shares of Common Stock issued or issuable upon the exercise of warrants or conversion of convertible securities and offered by certain selling securityholders. Such shares of Common Stock are (or if not issued, will be when issued) freely tradeable without restriction or further registration under the Securities Act, except for shares held by "affiliates" of the Company, which shares will be subject to the resale limitations of Rule 144. The Company has also filed a registration statement under the Securities Act to register the shares of Common Stock issuable under its stock option plans. Shares issued under such plans, other than shares issued to affiliates of the Company, will be freely tradeable in the public market.


         The Company is unable to predict the effect that sales made under Rule 144 or otherwise may have on the then-prevailing market price of the Common Stock. The issuance of a significant number of additional securities, or even the possibility thereof, could depress the market price of such securities.
See "Shares Eligible for Future Sale."

         POSSIBLE INABILITY TO EXERCISE CLASS B AND CLASS C WARRANTS. The Class B or Class C Warrants to be issued in the Offer may not be exercised unless at the time of exercise there is a current prospectus under an effective registration statement covering shares of Common Stock issuable upon exercise of such warrants and such shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder. The Company will use its best efforts to have a current registration statement in effect and to have all such shares so registered or qualified at any time when the holders thereof may exercise their warrants. While it is the Company's intention to do so, there is no assurance that it will be able to do so.

         POTENTIAL ADVERSE EFFECT OF REDEMPTION OF CLASS B AND CLASS C WARRANTS. The Class B and Class C Warrants to be issued in the Offer may be redeemed by the Company at any time prior to their expiration, at a price of $.05 per warrant upon at least 30 days notice if the closing bid price of the Common Stock has equaled or exceeded $12.00 and $20.00 per share, respectively, for a period of 20 consecutive trading days. Redemption of the warrants could force the holders to exercise the warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the warrants at the then-current market price when they might otherwise wish to hold the warrants, or to accept the redemption price, which is likely to be substantially less than the market value of the warrants at the time of redemption.

         ADVERSE EFFECT OF OFFER ON NON-EXERCISING CLASS A WARRANTHOLDERS. The effect of the Offer on non-exercising Class A Warrantholders will be significant. First, the Class A Warrants are exercisable through and including January 14, 1997, after which date they expire. In addition, prior to their expiration, to the extent that the Offer is accepted and Class A Warrants are exercised, the trading market for unexercised Class A Warrants will become more limited, and their price is likely to be adversely affected. To the extent that the number of outstanding Class A Warrants is reduced, the remaining Class A Warrants may not be eligible to be quoted by Nasdaq and may cease to be registered under the Exchange Act.

         ANTI-TAKEOVER EFFECT. The provisions of the Amended and Restated Articles of Incorporation ("Amended Articles") may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a shareholder. Pursuant to the Amended Articles, the Board of Directors may, by resolution, establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of the Company.

         LIMITATION OF DIRECTOR LIABILITY. Texas law authorizes a Texas corporation to eliminate or limit the personal liability of a director to the Company and its shareholders for monetary damages for breach of certain fiduciary duties as a director. The Company believes that such a provision is beneficial in attracting and retaining qualified directors, and accordingly, its Amended Articles include a provision eliminating a director's liability for monetary damages for any breach of fiduciary duty as a director, except in certain specified instances. The foregoing provision of the Amended Articles may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Company and its shareholders.

                                    THE OFFER

TERMS OF THE OFFER

         The Company hereby offers to the holders of its issued and outstanding Class A Warrants the opportunity to exchange each Class A Warrant and $6.00 cash for one share of the Company's Common Stock, $.01 par value, one Class B Warrant and one Class C Warrant beginning on the date hereof and ending at 5:00 p.m., New York City time, on December 13, 1996 (the "Expiration Date") unless extended, subject to the terms and conditions set forth herein. The Offer applies to all of the outstanding Class A Warrants, and the Company's obligation to consummate the Offer is not subject to the exercise of any minimum number of Class A Warrants.

     In accordance with this Offer, the Company will issue Common Stock, Class B Warrants and Class C Warrants for Class A Warrants effectively exercised, and not withdrawn, on the Expiration Date or as soon as practicable after such Expiration Date, subject to certain conditions set forth herein. See "Conditions of the Offer" below.

         AN EXCHANGING WARRANTHOLDER WHO TENDERS CLASS A WARRANTS AND PAYS SIX DOLLARS ($6.00) PER CLASS A WARRANT WILL RECEIVE FOR EACH CLASS A WARRANT TENDERED ONE SHARE OF COMMON STOCK, ONE CLASS B WARRANT AND ONE CLASS C WARRANT.

         EACH CLASS B WARRANT TO BE ISSUED WILL ENTITLE THE HOLDER THEREOF TO PURCHASE ONE SHARE OF THE COMPANY'S COMMON STOCK AT A PURCHASE PRICE OF $10.00 THROUGH AND INCLUDING JANUARY 14, 1999. THE TERMS OF CURRENTLY OUTSTANDING CLASS B WARRANTS, WHICH ARE EXERCISABLE THROUGH AND INCLUDING JANUARY 14, 1997, WILL AFTER THE EXPIRATION DATE, AUTOMATICALLY BE EXTENDED TO JANUARY 14, 1999. EACH CLASS C WARRANT TO BE ISSUED WILL ENTITLE THE HOLDER TO PURCHASE ONE SHARE OF THE COMPANY'S COMMON STOCK AT AN EXERCISE PRICE OF $15.00 PER SHARE THROUGH AND INCLUDING JANUARY 14, 1999. THE

COMPANY MAY REDEEM THE CLASS B AND CLASS C WARRANTS AT $.05 PER WARRANT UPON 30 DAYS PRIOR WRITTEN NOTICE IF THE CLOSING BID PRICE OF THE COMPANY'S COMMON STOCK EQUALS OR EXCEEDS $12.00 AND $20.00, RESPECTIVELY, FOR 20 CONSECUTIVE TRADING DAYS. THE EXERCISE PRICES OF THE CLASS B AND CLASS C WARRANTS WERE ARBITRARILY DETERMINED BY THE COMPANY'S BOARD OF DIRECTORS AND ARE NOT NECESSARILY RELATED TO THE COMPANY'S ASSETS, EARNINGS, BOOK VALUE OR OTHER GENERALLY ACCEPTED CRITERIA OF VALUE.

         If a holder of Class A Warrants does not want to tender his Class A Warrants pursuant to the terms of this Offer, he may exercise such Class A Warrants under the present terms of the Class A Warrants. Each Class A Warrant entitles the registered holder to purchase one share of Common Stock at an exercise price of $6.00 per share through and including January 14, 1997.

EXPIRATION DATE; EXTENSIONS

         Subject to the terms and conditions as set forth herein, the Company will accept all Class A Warrants tendered under the terms of this Offer which are not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company at its sole option may extend this Offer for an additional period of time by giving written notification of such extension to the Exchange Agent. In addition, the Company may at its election cause notice of any extension of the Offer to be published in the "New York Times," the "Wall Street Journal" or any other newspaper selected by the Company.

         The Company has no present intention to extend this Offer beyond the Expiration Date. If, however, the Company does extend this Offer beyond such date, the Company intends that such extension will not exceed an additional 10 business days. Any extension or expiration of the Offer will be followed as soon as practicable, but in no event later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, by public announcement thereof, and any amendment of the Offer will be followed as soon as practicable by public announcement. Without limiting the manner by which the Company may choose to make such public announcement, the Company shall not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

         If the Company decides to waive, modify or amend a material provision of the Offer, it may do so at any time, provided that it gives notice thereof in the manner specified above and extends such Offer to the extent required by the Exchange Act. With respect to an increase or decrease in the percentage of the class of securities being tendered for or a change in the consideration offered, Rule 13e-4(f)(1) of the Exchange Act generally requires that a tender offer remain open for at least 10 business days from the date the notice of such change is first published or sent or given to security holders. The minimum period during which an offer must remain open following other material changes in the terms of the offer will depend on the facts and circumstances, including the relative materiality of the change in the terms of information concerning the Offer. Any amendment to the Offer will apply to all Class A Warrants exercised pursuant thereto, regardless of when or in what order the Class A Warrants are exercised.

PROCEDURE FOR TENDERING CLASS A WARRANTS

         To accept the Offer and tender the Class A Warrants, the accompanying Letter of Transmittal ("Letter of Transmittal"), must be completed and executed as indicated thereon and the Letter of Transmittal and the Class A Warrants must be accompanied by payment of the aggregate Warrant Exercise Price by certified or official bank check made payable to Industrial Holdings, Inc. or by wire transfer to the Exchange Agent for the benefit of the Company, together with any other required documents. The foregoing materials must be delivered to and received by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular-Prospectus on or before the Expiration Date. However, in lieu of the foregoing, a Warrantholder may either (i) exercise the Class A Warrants pursuant to the procedure for book-entry exercise set forth below (and a confirmation of such book-entry exercise must be received by the Exchange Agent on or before the Expiration Date) or (ii) comply with the guaranteed delivery procedure set forth below. The beneficial holders of Class A Warrants that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian are urged to contact such entity promptly if they wish to accept the Offer. LETTERS OF TRANSMITTAL, PAYMENT OF THE AGGREGATE EXERCISE PRICE AND CLASS A WARRANTS SHOULD NOT BE SENT TO THE COMPANY.

         THE METHOD OF DELIVERY OF LETTERS OF TRANSMITTAL, CLASS A WARRANTS, THE AGGREGATE WARRANT EXERCISE PRICE AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER, BUT IF SUCH DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR PRIOR TO THE EXPIRATION DATE.

      Within two business days after the date hereof, the Exchange Agent will establish accounts with respect to the Class A Warrants at each of The Depository Trust Company and Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility" and collectively referred to as "Book-Entry Transfer Facilities") for purposes of the Offer. Any financial institution that is a participant in a Book- Entry Transfer Facility's system may make book-entry delivery of Class A Warrants by causing the Book- Entry Transfer Facility to transfer the same into the Exchange Agent's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedure for such transfer and to confirm such transfer to the Exchange Agent in writing. Although delivery of the Class A Warrants may be effected through book-entry transfer, either (i) a properly completed Letter of Transmittal (or facsimile thereof) executed by the holder of record, together with the proper signature guarantees, and the certified or official bank check made payable to Industrial Holdings, Inc. or a wire transfer for the benefit of the Company, together with all other documents required, must be transmitted to and received by the Exchange Agent at one of its addresses set forth on the back cover page of this Offering Circular-Prospectus on or before the Expiration Date or (ii) the guaranteed delivery procedure set forth below must be complied with. Delivery of documents to a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedure does not constitute delivery to the Exchange Agent.

         Except as otherwise provided below, each signature on the Letter of Transmittal, Class A Warrant certificate or instrument of transfer must be guaranteed by a firm or other entity that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (singularly, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder of the Class A Warrants tendered and the holder has not completed the box titled "Special Payment Instructions" or "Special Issuance Instructions" on the Letters of Transmittal; or (ii) if such Class A Warrants are tendered for the account of an Eligible Institution.

         If the certificates for Class A Warrants are registered in the name of a person other than the person exercising such Class A Warrants, or if Class A Warrants that are not accepted for exercise pursuant to the Offer are to be returned to a person other than the registered owner, then the certificates for such Class A Warrants must be endorsed or accompanied by an appropriate instrument of transfer, signed exactly as the name of the registered owner appears on the certificates, with the signatures on the certificates or instruments of transfer guaranteed by an Eligible Institution.

         The issuance of Common Stock in exchange for Class A Warrants exercised pursuant to the Offer will be made only after timely receipt by the Exchange Agent of the Letters of Transmittal and certificates for such Class A Warrants (or a confirmation of a book-entry transfer of such Class A Warrants into the Exchange Agent's account at one of the Book-Entry Transfer Facilities as described above) and the certified or official bank check or the wire transfer, together with all other documents required. If less than the number of Class A Warrants evidenced by a submitted certificate are to be exercised, the exercising Warrantholder should indicate on the Letter of Transmittal the number of Class A Warrants being exercised. The number of Class A Warrants represented by the certificates for Class A Warrants delivered to the Exchange Agent and accompanied by a Letter of Transmittal and the aggregate Warrant Exercise Price will be deemed to have been exercised.

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance of the Class A Warrants or payments of the aggregate Warrant Exercise Price tendered will be determined by the Company, which determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders of any particular Class A Warrants and payments of the aggregate Warrant Exercise Price not properly tendered or the acceptance of which would, in the opinion of the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of tender as to any particular Class A Warrants, and the Company's interpretation of the terms and conditions of this Offer (including the instructions and Letter of Transmittal) shall be final and binding. Any irregularities in connection with the tenders, unless waived, must be cured within such time as the Company shall determine, which time may be extended beyond the Expiration Date. Neither the Company nor the Exchange Agent shall be under any duty to give notification of defects in such tenders or incur any liability for failure to give such notification. Tenders of the Class A Warrants and payments of the aggregate Warrant Exercise Price received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned (without interest on the cash payment or deduction therefrom) by the Exchange Agent to the appropriate Warrantholder as soon as practicable.

GUARANTEED DELIVERY PROCEDURE

         If a holder of Class A Warrants desires to exercise such Class A Warrants pursuant to the Offer but is unable either to (i) deliver his certificates, the certified or official bank check or the wire transfer and all other required documents to the Exchange Agent on or before the Expiration Date or (ii) comply with the procedure for book-entry exercise on a timely basis, such Class A Warrants may nevertheless be exercised pursuant to the Offer, provided that all of the following conditions are satisfied:


                  (i) such exercises are made by or through an Eligible Institution;

                  (ii) prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery (by telegram, telex, facsimile transmission, mail or hand delivery) setting forth the name and address of the Warrantholder and the number of Class A Warrants exercised, stating that the exercise is being made thereby and guaranteeing that within three trading days after the Expiration Date, the Class A Warrants and the certified or official bank check or the wire transfer, together with all other documents required, will be deposited by the Eligible Institution with the Exchange Agent; and

                  (iii) the certificates for all exercised Class A Warrants in proper form for transfer (or a written confirmation of book-entry transfer into the Exchange Agent's account at a Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal and the certified or official bank check or the wire transfer, together with all other documents required, are received by the Exchange Agent within three trading days after the Expiration Date.

WITHDRAWAL RIGHTS

         Any exercise of Class A Warrants pursuant to the Offer may be withdrawn subject to the procedures described below, at any time prior to the Expiration Date. Thereafter, such exercises are irrevocable, except that they may be withdrawn after January 9, 1997 unless theretofore accepted for exercise as provided in this Offering Circular-Prospectus. If the Company extends the period of time during which the Offer is open, is delayed in its acceptance of the Class A Warrants for exercise or is unable to accept the Class A Warrants for exercise for any reason, then, without prejudice to the Company's rights under the Offer, the Exchange Agent may, on behalf of the Company, retain all Class A Warrants exercised, and such Class A Warrants may not be withdrawn except as provided herein, subject to Rule 13E-4(f)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which provides that the person making an issuer exchange offer shall either pay the consideration offered or return tendered securities, promptly after the termination or withdrawal of the Offer.

         For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must (i) be timely received by the Exchange Agent at one of its addresses on the back cover of this Offering Circular-Prospectus before the Exchange Agent receives notice of acceptance by the Company of the Class A Warrants, (ii) set forth the name of the tendering Warrantholder, (iii) if the Class A Warrants have been deposited with or otherwise identified to the Exchange Agent, contain the description of the Class A Warrants to be withdrawn and indicate the certificate numbers shown on the certificates evidencing such Class A Warrants (except in the case of book-entry exercise), and (iv) be executed by the Warrantholder in the same manner as the original Class A Warrant certificate tendered or be accompanied by evidence satisfactory to the Company that the person withdrawing the exercise pursuant to this Offer has succeeded to the beneficial ownership of the Class A Warrants. In the case of Class A Warrants tendered by book-entry transfer, a notice of withdrawal must specify, in lieu of certificate numbers, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Class A Warrants. All questions as to the validity (including the time of receipt) of notices of withdrawal will be determined by the Company, whose determination shall be final and binding. Class A Warrants and payments withdrawn in the manner specified above will not be considered to have been duly tendered. However, withdrawn Class A Warrants may be re-exercised at any time prior to the Expiration Date.

         No interest shall be paid on any amount returned to a Warrantholder pursuant to a proper withdrawal or otherwise, regardless of any delay in the Offer.

ACCEPTANCE OF CLASS A WARRANTS; DELIVERY OF COMMON STOCK, CLASS B WARRANTS AND CLASS C WARRANTS

         Upon the terms and subject to the conditions of this Offer, Class A Warrants tendered for exercise and not properly withdrawn will be accepted for exercise on the Expiration Date. For purposes of this Offer, the Company will be deemed to have accepted for exercise properly tendered Class A Warrants when, as and if the Company has given oral or written notice thereof to the Exchange Agent. All exercising warrantholders will be deemed to have waived any right to receive notice of the acceptance of their Class A Warrants.

         The Exchange Agent will act as agent for the exercising holders of Class A Warrants for the purposes of receiving from the Company the Common Stock, Class B Warrants and Class C Warrants and Class A Warrants not accepted for exercise and transmitting such securities to the holders. Tendered Class A Warrants not accepted for exercise by the Company will be returned (or, in the case of Class A Warrants exercised by book-entry transfer through a Book-Entry Transfer Facility, will be credited to an account maintained with such Book-Entry Transfer Facility) without expense to the exercising holders as promptly as practicable following the Expiration Date.

         If the Company extends the period during which the Offer is open, is delayed in its acceptance for exercise or is unable to accept for exercise any Class A Warrants pursuant to the Offer for any reason, then, without prejudice to the Company's rights hereunder, the Exchange Agent, at the request of the Company, may nevertheless retain Class A Warrants exercised together with any certified or official bank check or wire transfer and any other required documents subject to the withdrawal rights of holders thereof as set forth herein and applicable securities laws.

         Delivery of the Common Stock, Class B Warrants and Class C Warrants in exchange for Class A Warrants and payments validly tendered and accepted by the Company will be made as soon as practicable after the Expiration Date. All deliveries will be made through the Exchange Agent.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following summary is a general discussion of certain of the anticipated federal income tax consequences of the acceptance of the Offer. No discussion is included regarding any applicable state, local or foreign tax laws.

         This summary is limited to Warrantholders who hold the Class A Warrants as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The tax consequences to any particular Warrantholder may be affected by matters not discussed below. In addition, the Company has not sought a ruling from the Internal Revenue Service or an opinion of counsel with respect to such tax consequences. Accordingly, each Warrantholder is advised to consult with his or her own tax advisor regarding the tax consequences of holding or exercising the Class A Warrants.

         ACCEPTANCE OF THE OFFER. It is possible that the acceptance of the Offer would require the recognition of income by a Warrantholder, as the Class B and Class C Warrants received by any Warrantholder accepting the Offer constitute new and independent value (in the form of an inducement to exercise the Class A Warrants), which is in addition to the original rights granted under the Class A Warrants. Thus, those Warrantholders who accept the Offer may recognize income to the extent of the extra value received, measured by the fair market value of the Class B and C Warrants. The character of the income will be either capital gain realized from the exchange of a Class A Warrant for Common Stock and the Class B and Class C Warrant or ordinary income in the form of a taxable receipt of intangible property. Each Warrantholder who exercises his Class A Warrants pursuant to this Offer will have an adjusted basis in the Common Stock received equal to the aggregate Warrant Exercise Price paid and Class B and Class C Warrants received equal to the amount of income reported on receipt thereof.


         EXERCISE OF THE CLASS B AND CLASS C WARRANTS. If a Warrantholder who accepts the Offer reports income upon the receipt of the Class B and Class C Warrants based upon their fair market value, he will not report income to that extent when he subsequently exercises the Warrants. The character of the income will depend upon whether the Class B and Class C Warrants are properly considered to have been received in a capital transaction (which would result in capital gain) or are characterized as intangible property (which would result in ordinary income), as discussed above. The adjusted tax basis of the Common Stock received in exchange for the Class B and Class C Warrants would be equal to the amount reported as income (whether upon acceptance of the Offer or later) plus the amount paid upon exercise of the Class B and Class C Warrants. The holding period for the Class B and C Warrants will begin on the date this Offer is consummated.

         TAX CONSEQUENCES TO THE COMPANY. No gain or loss will be recognized to the Company as a result of the Offer or the acceptance of the Offer by the Warrantholders.

         Pursuant to Section 382 of the Code, utilization of net operating loss ("NOL") carryforwards is limited if there has been a change in control of the Company during a specified time period. The Company's issuance of Common Stock in its initial public offering in January 1992 has previously resulted in limitations under Section 382 with respect to the Company's ability to use NOL carryforwards. In addition, the Company issued Common Stock in private offerings in 1995 and 1996. However, the Company has been advised that the exercise of the Class A Warrants under this Offer, when added to the 1995 and 1996 Common Stock issuances, will not create an additional change in control under Section 382 and an additional limitation on the Company's NOL carryforwards.

EFFECT ON NON-EXERCISING CLASS A WARRANTHOLDERS

         THE EFFECT OF THE OFFER ON NON-EXERCISING CLASS A WARRANTHOLDERS WILL BE SIGNIFICANT. FIRST, THE CLASS A WARRANTS WILL EXPIRE AFTER JANUARY 14, 1997. IN ADDITION, PRIOR TO THEIR EXPIRATION, TO THE EXTENT THAT THE OFFER IS ACCEPTED AND CLASS A WARRANTS ARE EXERCISED, THE TRADING MARKET FOR UNEXERCISED CLASS A WARRANTS WILL BECOME MORE LIMITED, AND THEIR PRICE IS LIKELY TO BE ADVERSELY AFFECTED. TO THE EXTENT THAT THE NUMBER OF OUTSTANDING CLASS A WARRANTS IS REDUCED, THE REMAINING CLASS A WARRANTS MAY NOT BE ELIGIBLE TO BE QUOTED BY NASDAQ AND MAY CEASE TO BE REGISTERED UNDER THE EXCHANGE ACT.

CONDITIONS OF THE OFFER

         Notwithstanding any other provision of the Offer, the Company may cancel, modify or terminate the Offer and is not required to accept for exercise any Class A Warrants pursuant to the Offer if prior to the Expiration Date:

                  (i) there shall be pending, instituted or threatened any legal action or administrative proceeding before any court or governmental agency, by any governmental agency or any other person, prohibiting, restricting or delaying the Offer;

                  (ii) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any governmental authority, which would prohibit or materially restrict or delay consummation of the Offer; or

                  (iii) there shall have occurred (and the adverse effect of such occurrence will be continuing): (a) any general suspension of, or limitation on prices for trading on, the Nasdaq National Market or in the other over-the-counter markets; (b) a declaration of a banking moratorium by United States or New York authorities; or (c) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States of America which would reasonably be expected to affect materially and adversely (or to delay materially) the consummation of the Offer.

         If the Company terminates the Offer pursuant to any of the conditions set forth above, the Exchange Agent will promptly return the applicable Class A Warrants and funds for the aggregate Warrant Exercise Price to the holders thereof.

         The Company reserves the absolute right to waive satisfaction of any conditions and compliance with any terms of the Offer. The Company further reserves the absolute right to reject any and all exercises not in proper form. On the Expiration Date, the Company will accept any and all Class A Warrants which are properly exercised, subject to the conditions stated herein.

LISTING OF THE CLASS C WARRANTS

         The Company has applied for listing of the Class C Warrants on the Nasdaq National Market. However, even if initially listed, there can be no assurance that the Class C Warrants will meet the requirements for continued inclusion and continue to be listed on the Nasdaq National Market. Failure to continue to be listed may adversely affect the market value and liquidity of the Class C Warrants.

POSITION OF THE BOARD OF DIRECTORS

         The Board of Directors of the Company believes the Company will benefit from the receipt of net cash proceeds of up to $3,695,000 received pursuant to this Offer and the possible receipt of additional financing in the future from the exercise of the Class B Warrants and subsequently from the Class C Warrants of up to $22,137,500 in the aggregate. However, the Board of Directors is not making any recommendations to the holders of the Class A Warrants as to whether they should exchange or refrain from exchanging any or all of their Class A Warrants. Each Warrantholder must make his or her own decision as to whether to exchange all or any portion of the Class A Warrants owned.

PAYMENT OF FEES AND EXPENSES

         The Company has agreed to pay the Exchange Agent a fee of $7,500 to act in such capacity reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offering Circular-Prospectus and related documents to the beneficial owners of the Class A Warrants, and in handling or forwarding tenders for their customers. However, the Company will not make any other payments to brokers, dealers or others soliciting tenders of Class A Warrants. Employees of the Company may solicit tenders of Class A Warrants, for which they will receive no additional compensation.

MUTILATED, LOST, STOLEN OR DESTROYED CERTIFICATES

         Any Warrantholder whose Class A Warrant certificates have been mutilated, lost, stolen or destroyed should contact the Company at its address set forth below for further information.

REQUESTS FOR ASSISTANCE

         Requests for additional copies of this Offering Circular-Prospectus or the Letter of Transmittal or assistance in completing an exchange should be made by calling Christine A Smith, Vice-President of the Company, at (713) 747-1025, or by mail to the Company as follows:

                            Industrial Holdings, Inc.
                                  7135 Ardmore
                              Houston, Texas 77054

                                 USE OF PROCEEDS

         The Company estimates that the net proceeds from the exercise of the Class A Warrants assuming the exercise of all outstanding Class A Warrants (after deducting the estimated expenses of the Offer payable by the Company) will be $3,695,000.

         In October 1996, the Company signed a Stock Purchase Agreement to purchase all of the outstanding stock of American Rivet Company, Inc. ("American"), a primary competitor of LEC, for a purchase price of $11,125,000, subject to closing adjustments (the "American Acquisition"). The Company anticipates that the closing will occur on or before November 15, 1996. While there is no assurance that the American Acquisition will occur, the Company presently anticipates that it will obtain approximately $2,075,000 of the purchase price with bridge financing from a private source ("Bridge Financing"). The remainder of the purchase price will be funded with cash and marketable securities of American, an increase in the Company's Demand Note secured by the inventory and receivables of American and a term note secured by the real estate and equipment of American. The Bridge Financing will be repaid through future debt or equity financing. The Company anticipates that it will use the majority of the estimated $3,695,000 net proceeds from the exercise of the Class A Warrants to repay the Company's Demand Note to be incurred in connection with the American Acquisition.

                    PRICE RANGE OF COMMON STOCK AND WARRANTS

         The Common Stock, Class A Warrants and Class B Warrants are traded on the Nasdaq National Market under the symbols "IHII," "IHIIW" and "IHIIZ," respectively. The following table sets forth the high and low closing sales prices of the Common Stock, Class A Warrants and Class B Warrants for the periods indicated below:

                                   Common Stock              Class A Warrant             Class B Warrant
                                    PRICE RANGE                PRICE RANGE                 PRICE RANGE
                                    -----------                -----------                 -----------
                                    HIGH         LOW            HIGH        LOW             HIGH        LOW
                                    ----         ---            ----        ---             ----        ---
1994
First Quarter                       $5.25        $3.88          $1.31       $0.75           $0.81       $0.31
Second Quarter                       4.81         3.50           1.25        0.38            0.38        0.13
Third Quarter                        3.63         2.25           0.50        0.25            0.06        0.06
Fourth Quarter                       3.75         2.00           0.94        0.31            0.19        0.09
1995
First Quarter                       $4.00        $3.25          $0.88       $0.63           $0.22        0.13
Second Quarter                       3.63         2.88           0.75        0.63            0.34        0.19
Third Quarter                        4.75         3.00           1.00        0.63            0.38        0.19
Fourth Quarter                       4.38         3.31           0.81        0.63            0.38        0.28
1996
First Quarter                       $6.75        $3.75          $1.44       $0.63           $0.53       $0.31
Second Quarter                      10.50         6.50           5.13        1.25            2.13        0.53
Third Quarter                       10.13         7.00           6.38        3.75            3.25        1.50

         All of the foregoing prices reflect interdealer quotations, without retail mark-up, mark-downs or commissions and may not necessarily represent actual transactions in the Common Stock, Class A Warrants or Class B Warrants.

         On November 6, 1996, the last reported sales prices of the Common Stock, Class A Warrants and Class B Warrants as quoted by the Nasdaq National Market, were $10.63, $8.00, and $2.81 per share or warrant, respectively. On November 6, 1996 there were approximately 180, 20 and 28 record holders of the Common Stock, Class A Warrants and Class B Warrants, respectively.

                                 DIVIDEND POLICY

         The Company has never paid dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company presently intends to retain future earnings to support the Company's operations and growth. Any payment of cash dividends in the future will be dependent on the amount of funds legally available therefor, the Company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant. The payment of cash dividends is currently prohibited under the terms of certain of the Company's long-term indebtedness.

                                 CAPITALIZATION

         The following table sets forth (i) the capitalization of the Company at June 30, 1996 and (ii) such capitalization as adjusted to reflect the consummation of the American Acquisition; the exercise of all 632,500 outstanding Class A Warrants, the issuance of 632,500 shares of Common Stock and the application of the estimated $3,695,000 in net proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and "Use of Proceeds" that are included elsewhere in this Offering Circular-Prospectus.

                                                            JUNE 30, 1996
                                                          -----------------
                                                            (in thousands)
                                                                   PRO FORMA
                                                          ACTUAL  AS ADJUSTED(2)
                                                          -------   -------
                                                                  (UNAUDITED)
Short-term debt ........................................  $ 7,657   $ 9,992
                                                          =======   =======

Long-term debt .........................................    5,002     8,127
Shareholders' equity:
         Common stock, $.01 par value; 7,500,000 shares
           authorized, 3,641,162 shares issued and
           outstanding (1) and 4,273,662 shares issued
           and outstanding, pro forma as adjusted (2) ..       36        43
         Additional paid-in capital ....................    9,390    13,078
         Retained earnings .............................      575       575
                                                          -------   -------

                  Total shareholders' equity ...........  $10,001   $13,696
                                                          -------   -------

Total capitalization ...................................  $15,003   $21,823
                                                          =======   =======
------------------------------------------

(1) As of June 30, 1996, excludes (i) 632,500 shares underlying the outstanding Class B Warrants; (ii) an aggregate of 511,000 shares of Common Stock issuable upon the exercise of options granted to directors or employees under the Company's 1994 Amended and Restated Incentive Plan and 1995 Non-Employee Director Stock Option Plan and exercisable at an average exercise price of $3.68 per share of Common Stock ("Shareholders' Options"), and an additional 20,000 shares that may be granted in the future under the Company's 1995 Non-Employee Director Stock Option Plan; (iii) an aggregate of 745,000 shares of Common Stock issuable upon the exercise of warrants other than the outstanding Class A and Class B Warrants and exercisable at an average exercise price of $4.08 per share of Common Stock ("Other Warrants"); and (iv) 575,153 shares of Common Stock issuable upon the conversion of a debenture granted to Renaissance Capital Partners II, Ltd. ("Renaissance") and convertible at $3.26 per share ("Renaissance Debenture"). From July through October 1996, an aggregate of 323,418 Other Warrants were exercised, leaving 421,582 remaining Other Warrants. Proceeds from these exercises were $1,579,097. On September 11, 1996, Renaissance converted $815,000 of the Renaissance Debenture into 250,000 shares of Common Stock, leaving 325,153 shares of Common Stock issuable upon the conversion of the remaining Renaissance Debenture. See "Description of Securities," "Management--Stock Option Plans" and "Shares Eligible for Future Sale."

(2) Pro Forma as adjusted gives effect to the exercise of all 632,500 outstanding Class A Warrants.

                                    DILUTION

         As of June 30, 1996, giving effect to the exercise of warrants and conversion of debt to Common Stock occurring from July 1, 1996 to November 6, 1996, the Company had adjusted net tangible book value of $10,519,380 or $2.50 per share. Giving effect to the exercise of 632,500 Class A Warrants at an exercise price of $6.00 per share and the issuance of 632,500 shares of Common Stock and deducting the estimated offering expenses of $100,000, the Company's adjusted pro forma net tangible book value at June 30, 1996 would have been $14,214,380 or $2.93 per share. This represents an immediate increase in net tangible book value of $.43 per share to existing shareholders and an immediate dilution of $3.07 per share to new investors exercising Class A Warrants. Dilution per share represents the difference between the price per share to be paid by persons exercising the Class A Warrants and the adjusted pro forma consolidated net tangible book value per share after the exercise of the Class A Warrants.

Exercise price per share.......................................            $6.00
Adjusted net tangible book value per share before the Offer....   $2.50
Increase per share attributable to new investors...............     .43
                                                                  -----
Adjusted net tangible book value per share after the Offer.....             2.93
                                                                           -----
Dilution per share to new investors............................            $3.07
                                                                           =====


         The foregoing table excludes the effect of the unexercised Other Warrants, Shareholders' Options and the Renaissance Debenture.

                   INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES
                        PRO FORMA CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (UNAUDITED)

         The following unaudited pro forma financial statements give effect to the planned acquisition by Industrial Holdings, Inc. ("IHI") of American Rivet Company, Inc. ("American") in a transaction to be accounted for as a purchase which is expected to close in the fourth quarter of 1996. The allocation of purchase price is based on preliminary information currently available and will be revised as necessary prior to the issuance of the 1996 financial statements, although no material adjustments are anticipated. The following unaudited pro forma financial statements also give effect to the exercise of 632,500 Class A Warrants, the issuance of 632,500 shares of Common Stock and the application of the net proceeds therefrom.

         The unaudited pro forma condensed consolidated balance sheet is based on the June 30, 1996 balance sheets of IHI and American, included in the financial statements of IHI and American appearing elsewhere in this Offering Circular-Prospectus, and has been prepared to reflect the acquisition of American as if the acquisition had been consummated at June 30, 1996. The acquisition of MRMC, Inc's ("MRMC") Fastener Division ("CRivet") was completed in December 1995 and its balance sheet as of June 30, 1996 is included in that of IHI.

         The unaudited pro forma condensed consolidated statements of operations are based on the income statements of IHI appearing elsewhere in this Offering Circular-Prospectus, and the income statement of American for the 12-month period ended December 31, 1995 and the six-month period ended June 30, 1996 (not presented separately herein). Additionally, the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1995 is based on the Statement of Direct Revenues and Direct Expenses of CRivet for the period from January 1, 1995 through December 7, 1995 (not presented separately herein). The unaudited pro forma condensed consolidated statements of operations combine the results of operations of IHI, CRivet, and American for the year ended December 31, 1995, as if the acquisitions had occurred on January 1, 1995 and combine the results of operations of IHI and American for the six months ended June 30, 1996 as if the acquisition had occurred on January 1, 1996.

         These unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of IHI, CRivet and American included elsewhere in this Offering Circular-Prospectus.

                   INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES
           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                  JUNE 30, 1996
                                 (000'S OMITTED)

                                                      HISTORICAL                          PRO FORMA
                                              --------------------------    ----------------------------------
                                                                               ADJUSTMENTS
                                                    IHI        AMERICAN         (NOTE 1)              COMBINED
                                                 ---------     --------         --------              --------
                    ASSETS
Current assets:
      Cash and equivalents                      $      245     $    798       $    (452)  (d)      $       591
      Marketable securities                                       1,648          (1,648)  (d)
      Accounts receivable-trade                      6,730        1,316                                  8,046
      Inventories                                    9,346          584              570  (a)           10,500
      Property and equipment held for sale             100                                                 100
      Advances to shareholders                          17                                                  17
      Notes receivable, current portion                307                                                 307
      Other current assets                             425           66              109  (g)              600
                                                 ---------      -------      -----------              --------
              Total current assets                  17,170        4,412          (1,421)                20,161

Property and equipment, net                          9,683        1,901            3,159  (a)           14,543
                                                                                   (200)  (c)
Notes receivable                                     1,278                                               1,278
Other assets                                           119          470            (200)  (g)              389
Goodwill, net                                        1,876          118            3,273  (b)            5,267
                                                 ---------     --------         --------              --------

              Total assets                       $  30,126     $  6,901         $  4,611               $41,638
                                                 =========     ========         ========               =======

                   INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES
           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                  JUNE 30, 1996
                                 (000'S OMITTED)

                                                      HISTORICAL                       PRO FORMA
                                              --------------------------    ------------------------------
                                                                             ADJUSTMENTS
                                                    IHI        AMERICAN       (NOTE 1)          COMBINED
                                                 ---------   -----------      -------            -------
     LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Notes payable                             $    6,668     $           $   5,675   (d)      $  8,648
                                                                              (3,695)  (f)
      Accounts payable-trade                         5,689           237                           5,926
      Accrued expenses and other                     1,005           423                           1,428
      Current portion of long-term debt                989                        355  (d)         1,344
                                                 ---------   -----------      -------            -------
          Total current liabilities                 14,351           660        2,335             17,346

Long-term debt, less current portion                 5,002                      3,125  (d)         8,127
Deferred compensation payable                                        427           80  (a)           507
                                                                                 (91)  (g)
Deferred income taxes payable                          772                      1,281  (h)         1,962
                                                  --------    ----------     --------            -------

              Total liabilities                     20,125         1,087        6,730             27,942
Shareholders' equity
      Net unrealized gain on marketable
         securities                                                  177        (177)  (e)
      Common stock                                      36         1,000      (1,000)  (e)            43
                                                                                    7  (f)
      Less:  Treasury stock                                        (508)          508  (e)
      Additional paid-in capital                     9,390                      3,688  (f)        13,078
      Retained earnings                                575         5,145      (5,145)  (e)           575
                                                 ---------      --------    --------           ---------
              Total shareholders' equity            10,001         5,814      (2,119)             13,696
                                                  --------      --------    --------            --------
Total liabilities and shareholders' equity        $ 30,126      $  6,901     $  4,611          $  41,638
                                                  ========      ========     ========          =========

Note 1 - The pro forma balance sheet reflects the acquisition of American for a purchase price of $11,125,000 plus estimated purchase price adjustments of $95,000 and estimated acquisition expenses of $235,000, for a total of $11,455,000, the exercise of 632,500 Class A Warrants, the issuance of 632,500 shares of Common Stock and the application of the net proceeds therefrom. Pro forma adjustments are made to:


         a. Adjust the assets and liabilities of American to the estimated fair market values at the acquisition date.

         b.       Record goodwill on the purchase of American.

         c.       Reflect the distribution of Florida condominium to sellers.

         d. Record the issuance of a 12% bridge note payable in the amount of $2,075,000, the drawdown of $3,600,000 on the 8.25%
                  Comerica Bank Demand Note, the issuance of 8.25% term notes totaling $3,480,000, the distribution of a Florida condominium and the disbursement of $2,100,000 of American cash and marketable securities to complete the purchase acquisition.

         e. Eliminate the common stock, treasury stock, unrealized gains and retained earnings of American.

         f. Reflect the repayment of the Comerica Bank demand note and lines of credit with the $3,695,000 in net proceeds from the exercise of the 632,500 Class A Warrants and the related issuance of 632,500 shares of Common Stock. (See Note 2)

         g. Reclassify spare parts inventory to other current assets and to net the deferred tax asset against deferred tax adjustment.

         h. Establish a net deferred income tax liability for deferred income taxes applicable to differences in fair market values and book bases of assets acquired and liabilities assumed in
                  a. above.

NOTE 2 - If the balance sheet amounts were adjusted to assume the tender offer did not occur, notes payable would increase by $3,695,000 to $12,343,000, working capital would decrease by $3,695,000 to an $880,000 deficit and shareholders' equity would decrease by $3,695,000 to $10,001,000.

                   INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES
      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                 (000'S OMITTED)

                                                     HISTORICAL                                  PRO FORMA
                                             ------------------------------        ------------------------------------
                                                                                    ACQUISITION
                                                                                    ADJUSTMENTS
                                                IHI             AMERICAN               (NOTE 1)               COMBINED
                                              ---------       ------------           ----------             ----------
Sales                                          $ 25,627        $     4,739          $                       $   30,366
Cost of sales                                    19,937              3,535                 (10) (a)             23,464
                                                                                              8 (b)
                                                                                            (6) (c)
                                              ---------       ------------           ----------             ----------
Gross profit                                      5,690              1,204                    8                  6,902
Operating expenses:
   Selling, general and                           4,033                755                (246) (a)              4,542
    administrative
   Depreciation and amortization                    187                 19                   70 (b)                276
                                              ---------       ------------           ----------             ----------
          Total operating expenses                4,220                774                (176)                  4,818
                                              ---------       ------------           ----------             ----------
Income from operations                            1,470                430                  184                  2,084

Other income (expense)
   Interest expense                               (678)                                   (264) (d)               (942)
   Interest income                                                      45                 (45) (e)
   Other income                                      50                 16                 (16) (e)                 50
                                              ---------       ------------          -----------             ----------
       Total other income (expense)               (628)                 61                (325)                   (892)
                                              ---------       ------------           ----------             ----------
Income before income taxes                          842                491                (141)                  1,192
Income tax expense                                  286                196                 (56) (i)                426
                                              ---------       ------------           ----------             ----------
Net income                                    $     556        $       295          $      (85)           $        766
                                               ========         ==========           ==========             ==========
Earnings per share (j)                       $      .14                                                   $        .17
                                              =========                                                    ===========

                   INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES
      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (000'S OMITTED)

                                                                                              PRO FORMA
                                                                               ----------------------------------------
                                                                                ACQUISITION ADJUSTMENTS
                                                      HISTORICAL                        (NOTE 1)
                                          ---------------------------------    --------------------------
                                             IHI        CRIVET    AMERICAN      CRIVET           AMERICAN     COMBINED
                                          ----------   --------   ---------    ---------         --------     ---------
Sales                                       $ 38,983   $  9,986   $   8,718   $  (1,122)   (k)                $  56,565

Cost of sales                                 30,613      7,979       6,790        (557)   (f)                   43,808
                                                                                   (389)   (g)
                                                                                    180    (h)
                                                                                    312    (b)        38
                                                                                 (1,122)   (k)
                                                                                           (c)       (13)
                                                                                           (a)       (23)

                                          ----------   --------   ---------    ---------         --------     ---------
Gross profit                                   8,370      2,007       1,928         454               (2)        12,757
Cost of sales
   Selling, general and                        6,512        779       1,461         210    (1)                    8,492
       administrative                                                               100    (m)
                                                                                           (a)      (570)
   Depreciation and amortization                 413                     40                (b)       170            623
                                          ----------   --------   ---------    ---------         --------     ---------
      Total operating expenses                 6,925        779       1,501         310             (400)         9,115
                                          ----------   --------   ---------    ---------         --------     ---------
Income from operations                         1,445      1,228         427         144              398          3,642
Other income (expense):
   Interest expense                             (982)                              (523)   (d)      (528)        (2,033)
   Interest income                               140                    130                (e)      (130)           140
   Other income (expense)                         18                     57                (e)       (57)            18
                                          ----------   --------   ---------   ----------        ---------     ---------
    Total other income (expense)                (824)                   187        (523)            (715)        (1,875)
                                          ----------   --------   ---------   ---------         ---------     ----------

Income before income taxes                       621      1,228         614        (379)            (317)         1,767
Income tax expense                                76          0         238         335    (i)      (123)           526
                                          ----------   --------   ---------   ---------         ---------     ----------

Net income                                 $     545   $  1,228   $     376   $    (714)        $   (194)     $   1,241
                                          ==========   ========   =========   =========         ========      ==========

Earnings per share (j)                    $      .17                                                          $     .32
                                           =========                                                          ==========

Note 1 - The above statements give effect to the following pro forma adjustments necessary to reflect the acquisition and the issuance of debt related to the acquisition outlined in Note 1 to the pro forma balance sheet:

         a. Reduce cost of sales and selling, general and administrative expenses for reductions in executive payrolls, reductions in professional fees, elimination of directors fees, reduction in executive benefits, elimination of profit sharing plan contributions and elimination of expenses related to Florida condominium.

         b. Record increased depreciation and amortization expense resulting from (i) the increase in property, plant and equipment acquired as a result of the allocation of the purchase price and (ii) amortization of goodwill acquired over 20 years.

         c. Reduce cost of sales for the effect of the difference in lifo and fifo basis of accounting for inventory.

         d. Reflect interest charges (i) for American on $3,480,000 of 8.25% term debt, $3,600,000 8.25% Comerica Bank Demand Note, 12% $2,075,000 bridge note and $3,695,000 reduction in short term borrowings as a result of application of net proceeds from the exercise of 632,500 Class A Warrants; (ii) for CRivet on $1,000,000 of 12% convertible notes, $2,800,000 of 9.85%
                  term note and $1,400,000 line of credit secured to finance the acquisition. (See Note 2)

         e.       Eliminate interest income and other income.

         f. Reduce payroll expense for employees not hired upon acquisition of CRivet and which are not needed to operate at historical levels of operations when the operations of CRivet are combined with those of IHI. Proforma production staffing levels are comparable to those at Landreth and include 65 employees compared to 71 production employees at Landreth. Proforma sales and engineering staffing levels include 8 employees at CRivet compared to 8 employees at Landreth. Substantially all other administrative functions will be performed by Landreth. These staffing reductions are as a result of Landreth's more efficient operating and management techniques. Proforma adjustments for 1995 include the elimination of an additional 32 production employees not hired by Landreth at acquisition.

         g. Reverse the effect of the CRivet obsolescence reserve recorded in the period ended December 7, 1995.

         h. Increase expense for the rental of CRivet plant facility at $15,000 per month.

         i. Increase in income taxes as a result of the pro forma pretax earnings of CRivet and American.

         j. Increase in earnings per share as a result of pro forma earnings of CRivet and American and increase in weighted average of common stock equivalents (i) for American for the effect of 415,000 warrants sold in connection with $2,075,000 bridge note and (ii) for CRivet for the effect of 400,000 warrants sold in connection with $1,000,000 convertible note.

         k. Eliminate intercompany sales and cost of goods sold between CRivet and Landreth.

         l. Increase CRivet general and administrative expenses for office supplies, data processing, telephone, professional fees and travel and entertainment. Pro forma amounts based on Landreth's historical usage, data processing system to be implemented, number of telephones, estimated additional audit and legal fees and travel anticipated between Houston and Connecticut.

         m. Increase CRivet commission expense by 1% to percentage expected to be paid by Landreth.

Note 2 - If the pro forma condensed consolidated statements of operations were not adjusted to reflect the repayment of short term borrowings with the proceeds from the tender offer (i) interest expense for the six months ended June 30, 1996 and twelve months ended December 31, 1995 would be $152,000 and $305,000 greater, respectively; (ii) net income for the six months ended June 30, 1996 and twelve months ended December 31, 1995 would be $91,000 and $186,000 less, respectively; and (iii) pro forma earnings per share for the six months ended June 30, 1996 and twelve months ended December 31, 1995 would be $.17 and $.33, respectively.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data presented below are derived from and should be read in conjunction with the Company's Consolidated Financial Statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. This information is in thousands except for shares and per share amounts.

                                              SIX MONTHS
                                            ENDED JUNE 30                           YEARS ENDED DECEMBER 31
                                       -----------------------   ------------------------------------------------------------
                                          1996        1995          1995        1994          1993         1992        1991
                                       ----------  -----------   ----------  -----------  ------------  ----------   --------
INCOME STATEMENT DATA:
Sales..................................  $ 25,627   $   19,722   $   38,983  $   34,730   $    35,113   $  20,769     $16,878
Cost of sales..........................    19,937       15,530       30,613       26,933        26,924      15,882     14,098
Gross profit...........................     5,690        4,192        8,370        7,797         8,189       4,887      2,780
Operating expenses:
  Selling, general &
  administrative.......................     4,033        3,226        6,512        6,689         6,204       4,089      3,097
  Depreciation & amortization..........       187          200          413          485           478         434        249
  Total operating expenses.............     4,220        3,426        6,925        7,174         6,682       4,523      3,346
Operating income (loss)................     1,470          766        1,445          623         1,507         364      (566)
Other income (expense).................     (628)        (378)        (824)        (575)         (666)       (261)      (432)
Income (loss) before income taxes......       842          388          621           48           841         103      (998)
Income tax  expense (benefit)..........       286           34           76          16             78        (279)      --
Net income (loss)......................       556          354          545           32           763         382      (998)
Earnings (loss) per share..............       .14          .12          .17          .01           .27         .17     (1.39)
Weighted average common and
  common equivalent shares
  outstanding(1)....................... 3,868,158    3,080,010    3,149,579    3,029,574     2,828,635   2,101,503    716,239

                                               JUNE 30                                   DECEMBER 31
                                       -----------------------   ------------------------------------------------------------
                                          1996        1995          1995        1994          1993         1992        1991
                                       ----------  -----------   ----------  -----------  ------------  ----------   --------
BALANCE SHEET DATA:
Working capital (deficit)..............$    2,819  $      2,403  $    1,459  $     2,254  $      1,164  $    1,551   $(2,367)
Total assets...........................    30,126       21,654       27,494       20,848        20,819      13,972      5,139
Long-term obligations(2)...............     5,002        3,236        5,891        3,568         3,229       3,242        218
Total liabilities......................    20,125       14,408       19,891       13,965        14,386       9,312      6,367
Shareholders' equity (deficit).........    10,001        7,246        7,603        6,883         6,433       4,660    (1,228)

---------------

(1) Calculated on the basis of the weighted average number of common and common equivalent shares outstanding pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83.

(2)      Excludes deferred income taxes and deferred compensation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The Company was formed in August 1989 and acquired IMSCO in December 1989, PVS in January 1992, Landreth in October 1992, REX in April 1993 and CRivet in December 1995.

RECENT DEVELOPMENTS

         In October 1996, the Company signed a Stock Purchase Agreement to purchase all of the outstanding stock of American Rivet Company, Inc. ("American"), a primary competitor of LEC, for a purchase price of $11,125,000, subject to closing adjustments (the "American Acquisition"). The Company anticipates that the closing will occur on or before November 15, 1996. While there is no assurance that the American Acquisition will occur, the Company presently anticipates that it will obtain approximately $2,075,000 of the purchase price with bridge financing from a private source ("Bridge Financing"). The remainder of the purchase price will be funded with cash and marketable securities of American, an increase in the Company's Demand Note secured by the inventory and receivables of American and a term note secured by the real estate and equipment of American. The Bridge Financing will be repaid through future debt or equity financing. The Company anticipates that it will use the majority of the estimated $3,695,000 net proceeds from the exercise of the Class A Warrants to repay the Company's Demand Note to be incurred in connection with the American Acquisition.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1996 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1995.

         SALES. On a consolidated basis, sales increased $5,904,533 or 30% for the six months ended June 30, 1996 compared to the six months ended June 30, 1995. This sales increase was primarily the result of the acquisition of CRivet and the inclusion of a full six months of its operating results, coupled with an increase in sales of machine tools by Regal. Additionally, the six months ended June 30, 1995 included $1,036,580 in low-margin wire sales by Landreth to CRivet prior to its acquisition by Landreth.

         COST OF SALES. Cost of sales increased by $4,406,556 or 28% for the six months ended June 30, 1996 compared to the six months ended June 30, 1995, primarily as a result of the increase in sales for the comparable period.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $806,639 or 25% for the six months ended June 30, 1996 compared to the six months ended June 30, 1995. This increase is primarily attributable to the acquisition of CRivet and the inclusion of a full six months of its operating results.

         DEPRECIATION AND AMORTIZATION. There was no significant change in depreciation and amortization included in operating expenses for the six months ended June 30, 1996 compared to the six months ended June 30, 1995.

         INTEREST EXPENSE. Interest expense increased $192,046 or 40% for the six months ended June 30, 1996, compared to the six months ended June 30, 1995 primarily as a result of debt incurred in the acquisition of CRivet.

         INCOME TAXES. The Company's effective tax rate was 34% for the six months ended June 30, 1996 compared to 9% for the six months ended June 30, 1995. For the six months ended June 30, 1996, there was a $40,000 reduction to the deferred tax asset valuation allowance to reflect estimated deferred tax assets used in that period compared to a $126,849 reduction in the valuation allowance for the six months ended June 30, 1995, $16,250 of which reflected the estimated deferred tax assets used in that period and $110,599 of which reflected the recognition of a deferred tax asset based upon the expected utilization of net operating loss carryforwards at REX.

         NET INCOME. As a result of the foregoing factors, the Company had net income of $556,063 for the six months ended June 30, 1996, compared to $354,086 for the six months ended June 30, 1995. This increase was primarily attributable to the acquisition of CRivet and increased sales at Regal.

         TOTAL ASSETS. Total assets were $30,125,368 at June 30, 1996 compared to $27,493,556 at December 31, 1995. This increase was primarily attributable to an increase in accounts receivable and inventory as a result of the acquisition of CRivet in December 1995, in which no accounts receivable and below average operating levels of inventory were acquired and at which accounts receivable and inventory have reached average operating levels at June 30, 1996, as well as an increase in inventory at Regal as a result of increased sales.

         TOTAL LIABILITIES. Total liabilities were $20,124,480 at June 30, 1996, compared to $19,890,563 at December 31, 1995. This increase was primarily attributable to increased trade accounts payable as a result of the acquisition of CRivet, in which below average operating levels of accounts payable were assumed and at which accounts payable have reached average operating levels at June 30, 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994.

         SALES. On a consolidated basis, sales increased $4,252,731 or 12% in 1995 compared to 1994. This increase was primarily the result of increased sales in the Company's New Machine Sales segment as a result of increased market demand for machine tools.

         COST OF SALES. Cost of sales increased $3,680,389 or 14% in 1995 compared to 1994. Cost of sales as a percentage of sales was 78.5% in 1995 compared to 77.6% in 1994. The increase in cost of sales was attributable to the 12% increase in sales in 1995 in comparison to 1994 and $1,036,580 in wire sales by Landreth to CRivet in the first and second quarters of 1995. These sales to CRivet were made at a lower than normal gross margin resulting in the increase in cost of sales as a percentage of sales in 1995 compared to 1994.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased $177,205 or 3% in 1995 compared to 1994. Selling, general and administrative expenses were comparable between 1995 and 1994 as a result of the company's ability to add additional revenues without additional overhead.

         DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense included in operating expenses decreased $72,291 or 15% in 1995 compared to 1994 because certain assets became fully depreciated at IMSCO.

         INTEREST EXPENSE. Interest expense increased $93,748 or 11% in 1995 compared to 1994 due to increases in debt at Landreth as a result of sales of wire to CRivet on open credit which were not repaid and financing of new equipment purchases.

         OTHER INCOME. Other income decreased $165,655 or 14% in 1995 compared to 1994. This decrease was a result of a one time recognition of miscellaneous income at REX in 1994 that did not recur in 1995.

         FEDERAL INCOME TAXES. The Company's effective tax rate was 12% in 1995 compared to 34% in 1994. During 1995, the Company reduced its deferred tax asset valuation allowance $223,000. A portion of the reduction, approximately $26,000, was to reflect deferred tax assets used in 1995, the remainder was to recognize a deferred tax asset of $197,000. Based on management's assessment of earnings trends, expected revenues and cost reductions and the expiration dates of carryforwards, management determined that is was more likely than not that these assets would be realized.

         NET INCOME. As a result of the foregoing factors, the Company had net income of $545,147 in 1995 compared to net income of $31,702 in 1994.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH YEAR ENDED DECEMBER 31, 1993.

         SALES. On a consolidated basis, sales decreased $382,517 or 1 % in 1994 compared to 1993. However, for 1994 in comparison to 1993, sales for the Company's fastener manufacturing segment increased $1,516,364 or 14%, as a result of an intensified marketing effort which added in excess of $1,050,000 in sales to new customers in 1994. This increase was offset by decreases in sales in the Company's other segments.

         IMSCO's sales decreased $874,287 or 7% in 1994 compared to 1993, primarily as a result of a general industry slowdown as petrochemical plants postponed planned plant construction from 1994 to 1995. PVS' sales decreased $465,847 or 17% in 1994 compared to 1993. Although valve repair revenues remained constant from 1993 to 1994, sales of used and surplus valves decreased due to an industry slowdown, particularly in the first quarter of 1994.

         Within REX, sales in the Company's export crating segment decreased by $557,506 or 18% in 1994 compared to 1993 as the result of the loss of a major customer. Sales in the used machinery segment decreased by $809,321 as a result of completion of substantially all of a major contract which was not replaced in 1994. Sales in the new machinery and related services segment increased $738,263 or 14% in 1994 compared to 1993. However, if 1993 were annualized, 1994 represented a decrease in sales over 1993, primarily because a major machine tool supplier was unable to deliver product to its distributors in the second and third quarters of 1994.

         COST OF SALES. There was no significant change in cost of sales in 1994 compared to 1993. However, cost of sales as a percentage of sales increased from 76.7% in 1993 to 77.5% in 1994. This increase in cost of sales as a percentage of sales was primarily attributable to decreases in gross margin in the export crating segment from 1993 to 1994 as a result of increased transportation costs and salary expense which the Company was unable to pass on to its customers and a decrease in margin in the used machine segment between 1993 and 1994 because of overruns on cost estimates on contracts.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $485,386 or 8% in 1994 compared to 1993. This is primarily attributable to the inclusion of REX operations for twelve months in 1994 as compared to nine months in 1993.

         DEPRECIATION AND AMORTIZATION EXPENSE. There was no significant change in depreciation and amortization included in operating expenses in 1994 as compared to 1993.

         INTEREST EXPENSE. Interest expense increased $31,913 or 4% in 1994 as compared to 1993, primarily due to increases in interest rates which were not completely offset by reductions in interest-bearing debt.

         FEDERAL INCOME TAXES. The Company's effective tax rate was 34% in 1994 as compared to 9.3% in 1993. The Company's 9.3% effective tax rate in 1993 was as result of a reduction of $167,724 in its valuation allowance against deferred tax assets of REX as those tax assets were realized. No material change in the valuation allowance was recorded in 1994.

         NET INCOME. As a result of the foregoing factors, the Company had net income of $31,702 in 1994 as compared to $762,802 in 1993. This decrease in net income was the result of a 1% decline in sales, a 1% decrease in gross margin as a percentage of sales and an 8% increase in selling, general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

         At June 30, 1996, the Company had cash of $244,793 and additional borrowing capacity under its line of credit of $1,536,352. The Company's operations used cash of $322,578 during the six months ended June 30, 1996 compared to providing cash of $175,990 during the six months ended June 30, 1995. This increased use of cash was primarily attributable to increases in accounts receivable and inventory as a result of the acquisition of CRivet and an increase in inventory at Regal as a result of increased sales. The Company's operations provided cash of $1,233,412 for 1995 compared to $353,914 for 1994 and $740,804 for 1993 primarily because of changes in net income between the respective periods.

         Capital expenditures for property and equipment increased 167% for the six months ended June 30, 1996 compared to the six months ended June 30, 1995, and increased 17% for 1995 compared to 1994 primarily as a result of the purchase of new equipment and leasehold improvements for the Company's fastener manufacturing operations. In 1995, the Company used cash of $826,003 to purchase CRivet.

         Financing activities provided cash of $1,190,009 for the six months ended June 30, 1996, compared to $139,200 for the six months ended June 30, 1995. During the six months ended June 30, 1996, the Company used $1,080,371 in proceeds from the issuance of common stock to repay long-term debt and purchase property and equipment for its fastener division. Additionally, net borrowing under the revolving line of credit increased as a result of borrowings by CRivet to fund increases in working capital. Financing activities provided cash of $738,136 and $179,614 in 1995 and 1994 as the Company generated net proceeds from the issuance of common stock of $275,116 and $418,278 in 1995 and 1994, respectively. Financing activities used cash of $396,419 in 1993 as notes payable and long-term debt were repaid.

         In connection with the acquisition of Landreth, on October 7, 1992 the Company issued to Renaissance Capital Partners II, Ltd. ("Renaissance"), a 12% Convertible Debenture due October 1, 1999 in the principal amount of $2,500,000 (the "Renaissance Debenture") , which was secured by the capital stock of Landreth and the capital stock of IMSCO. At June 30, 1996, the outstanding principal balance was $1,875,000. The Renaissance Debenture is convertible at a conversion price of $3.26 per share of common stock, subject to adjustment in certain circumstances. The Renaissance Debenture requires monthly interest payments and commencing on November 1, 1997, monthly principal payments of $25,000. The terms of the Renaissance Debenture restrict the ability of the Company and its subsidiaries to incur, assume or guarantee any additional indebtedness, to enter into new lines of business, develop new products or acquire companies other than in compliance with certain acquisition guidelines promulgated by Renaissance, to consolidate or merge with another corporation or to sell any of its properties.

         Additionally, the Company has entered into a Demand Note dated November 30, 1995 among the Company, LEC, PVS and Comerica Bank-Texas ("Comerica"). The Demand Note is in the principal amount of $8,000,000 or the lesser of a borrowing base as defined, bearing interest at the prime rate of Comerica plus 3/4% and is payable on demand. This line of credit allows IMSCO, LEC, PVS and REX to borrow funds based on 80% of eligible accounts receivable and 40% to 50% of eligible inventory with various specified sublimits for each individual subsidiary. At June 30, 1996, the borrowing capacity under the Demand Note was $7,933,482 of which $6,397,130 was outstanding at that date. The Demand Note is secured by all of the assets of the Company, LEC, IMSCO and REX and the accounts, chattel paper, general intangibles and contract rights of PVS.

         In connection with its acquisition of CRivet, in December 1995, the Company entered into a 9.85% $2.8 million Term Loan with General Electric Capital Corporation payable in seventy monthly installments of $53,620 through November 1, 2001. The Term Loan is secured by the machinery and equipment of CRivet. Additionally, the Company issued a 12% Promissory Note to St. James Capital Partners, L.P. ("St. James"), $195,900 of which is currently outstanding and payable December 1, 1996.

         In March 1996, the Company completed a private placement of 300,000 shares of Common Stock. Of the $1,020,000 in proceeds, the Company used $600,000 to repay a portion of the Renaissance Debenture. In connection with this principal payment, the Company issued to Renaissance warrants to purchase 50,000 shares of common stock at $4 per share. Renaissance waived any prepayment penalties on the repayment. The remaining proceeds will be used for the relocation of the Landreth plant to the Company's REX facility and the CRivet plant to a new location in Connecticut.

         At June 30, 1996, the Company had working capital of $2,819,101, long-term debt of $5,001,834 and shareholders' equity of $10,000,888. The Company anticipates that its operating cash needs for fiscal 1996 can be met with cash generated from operations, borrowings under its credit facilities with Comerica and private placements of debt securities. In order to consummate the American Acquisition, the Company intends to obtain Bridge Financing from a private source for approximately $2,075,000 of the $11,125,000 purchase price. The remainder of the purchase price will be funded with cash and marketable securities of American, an increase in the Company's Demand Note secured by the inventory and receivables of American and a term note secured by the real estate and equipment of American. The Bridge Financing will be repaid through future debt or equity financing. The Company anticipates that it will use the majority of the estimated $3,695,000 net proceeds from the exercise of the Class A Warrants to repay the Company's Demand Note to be incurred in connection with the American Acquisition. Any acquisition of additional companies in connection with the Company's acquisition strategy will require additional financing, which likely would include a combination of debt and equity financing.

INFLATION

         Although the Company believes that inflation has not had any material effect on operating results, there can be no assurance that the Company's business will not be affected by inflation in the future.

SEASONALITY

         The Company believes that its business is not subject to any significant seasonal factors, and the Company does not anticipate significant seasonality in the future. However, the business and operating results of the Company are dependent on numerous economic and other factors affecting the industries to which the Company provides products and services. An economic slowdown in these industries could result in decrease in demand for the Company's products and services, which could adversely affect the Company's operating results.

                                    BUSINESS


INTRODUCTION

         Industrial Holdings, Inc. (including its subsidiaries, the "Company") was incorporated in August 1989. The Company's principal executive offices are located at 7135 Ardmore, Houston, Texas 77054, and its telephone number is (713) 747-1025.

         The Company's business is organized into two divisions: the Fastener Manufacturing and Sales Division, comprised of Landreth Engineering Company ("Landreth") and Connecticut Rivet ("CRivet"), acquired December 1995 and the Energy Products and Services Division comprised of the Valve and Supplies Sales Group which includes Pipeline Valve Specialty ("PVS") and Industrial Municipal Supply Company ("IMSCO"); the New Machine Sales and Services Group which includes Regal Machine Tools ("Regal") and Rex Machinery Movers ("RMM"); the Export Crating Group which includes U.S. Crating ("USC"); and the Used Machine Sales Group which includes Rex/Paul's Machine Sales ("RPMS").

         The Fastener Manufacturing and Sales Division manufactures industrial metal fasteners, including special cold-formed fasteners and threaded fastener products for sale primarily to manufacturers in the home furniture, home appliance and automotive industries. The Valve and Supplies Sales Group remanufactures pipeline valves and distributes pipe, valves, fittings and other products primarily to the petrochemical, chemical and petroleum refining industries and to the pipeline transportation and product storage industries. The New Machine Sales and Services Group sells new machine tools and conducts a machine moving operation. The Export Crating Group provides international export crating services. The Used Machine Sales Groups sells used machine tools.

STRATEGY

         The Company's strategy is to identify and pursue acquisitions within the lines of business in which the Company currently operates. The Company believes that it is a leading manufacturer of semi-tubular rivets and cold-headed specials with pro forma revenues for that segment for the twelve months ended December 31, 1995 of approximately $22,068,000. The Company's growth strategy includes an emphasis on the continued acquisition of fastener manufacturing companies with a particular emphasis on expansion into new customer bases and geographical markets.

         Since its inception, the Company has expanded its business through acquisition. PVS was acquired in connection with the Company's initial public offering in January 1992. Landreth was acquired in October 1992. The companies comprising the New Machine Sales and Services Group, the Export Crating Group and the Used Machine Sales Group were acquired as part of The Rex Group, Inc. ("REX") in 1993. Most recently, in December, 1995, CRivet was acquired. The Company has financed these acquisitions with cash provided by operations, borrowings under its credit agreements and public and private financings. The Company anticipates that future acquisitions, if any, will be similarly financed.

RECENT DEVELOPMENTS

         In October 1996, the Company signed a Stock Purchase Agreement to purchase all the outstanding common stock of American for $11.125 million, subject to certain closing adjustments. The Company anticipate that the closing will occur on or before November 15, 1996.

         For information concerning each of the Company's industry segments, see
Note 13 of Notes to Consolidated Financial Statements.

FASTENER MANUFACTURING AND SALES DIVISION

         PRODUCTS AND SERVICES. Landreth Engineering Company and CRivet, (collectively "LEC") manufacture industrial metal fasteners, including special cold-formed fasteners and threaded fastener products for sale to national manufacturers primarily in the home furniture, home appliance and automotive industries. LEC manufactures these fasteners in solid, semi-tubular, tubular or multi-dimensional form. LEC has increasingly emphasized the manufacture of special cold-formed fasteners (custom-produced rivets produced by header machines) that are primarily targeted to more highly- engineered applications, such as the automotive original equipment manufacturers ("OEM") and electronic industries. Industrial metal fasteners, or rivets, are typically constructed of low-carbon steel and can be plated with nickel, zinc or phosphate through LEC's automatic plating process. LEC also uses plating services from third party providers. These fasteners can also be made from aluminum, brass or stainless steel. LEC manufactures these industrial fasteners in a variety of sizes, with diameters ranging up to 5/8" and lengths up to 4".

         CUSTOMERS AND MARKETING. LEC's customers are primarily national manufacturing companies in the home furniture, home appliance and automotive industries. LEC sells its products to over 1,250 different manufacturing customers, with the 10 largest customers accounting for, in the aggregate, 46% of LEC's sales for the year ended December 31, 1995. During 1995, sales to Leggett & Platt, Inc.
accounted for approximately 12% of LEC's sales.

         LEC manufactures and distributes its products from its facilities in Houston, Texas and Milford, Connecticut. LEC conducts sales efforts and serves its customers by using a combination of its employees and a national network of manufacturer's sales representatives. LEC has engaged 12 manufacturer sales representatives that work on a commission basis. These representatives are under the supervision of LEC's direct regional sales manager and national sales manager. The majority of LEC's products are sold pursuant to per-job orders. LEC manufactures its products according to customer specifications, and accordingly, does not maintain an extensive inventory of industrial fasteners. LEC inspects all of its products at the time of production and mechanically inspects such products prior to shipment to its customers. LEC also conducts, at the request of its customers, statistical process control procedures.

         SUPPLIERS. LEC purchases raw materials from both domestic and foreign sources. LEC currently purchases steel wire from three principal suppliers, and the Company believes that other acceptable sources are available. LEC has encountered no difficulty in meeting its supply requirements of any raw materials necessary for the manufacture of its products and maintains raw materials inventory levels for approximately 30 days of operations.

         COMPETITION. LEC generally is subject to competition primarily from Chicago Rivet and American Rivet Company, Inc., either of which may have greater financial resources than the Company. In the special cold-formed fastener market that is concentrated primarily in the automotive and electronic markets, LEC also faces competition from larger public companies and foreign manufacturers, many of whom have greater financial resources than the Company. LEC believes that its competitive advantages include its range of production capabilities, its emphasis on high volume and low overhead production processes, its in-house tooling operations and its national marketing strategy. The Company believes that

LEC's ability to compete effectively in the future will be primarily dependent on maintaining trained and skilled production personnel and the highest possible level of product quality.

AMERICAN ACQUISITION

         PRODUCTS AND SERVICES. American manufactures industrial metal fasteners of the same type and using the same manufacturing process as LEC.

         CUSTOMERS AND MARKETING. American's customers are primarily national manufacturers in the office furniture, automotive and appliance industries. American sells its products to a diversified customer base, with the 15 largest customers accounting for, in the aggregate, 38% of American's sales for the fiscal year ended August 31, 1995. During fiscal 1995, one automotive customer accounted for 14% of American's sales.

         American markets its products in the same manner as LEC through a network of 17 manufacturer's sales representatives that work on a commission basis. American maintains an inside sales staff to handle orders from repeat customers and regularly advertises in trade journals.

         SUPPLIERS. American purchases raw materials, primarily wire, from two principal sources. American has had no difficulty in meeting its supply requirements for raw materials.

         COMPETITION. American competes with the same fastener manufacturers as LEC.

         EMPLOYEES. At June 30, 1996, American employed 95 people, none of whom are covered by collective bargaining agreements.

         PROPERTIES. American owns an 81,000 square foot manufacturing facility on approximately four acres of land in Franklin Park, Illinois (a suburb of Chicago), which is adequate to meet American's needs for the foreseeable future.

ENERGY PRODUCTS AND SERVICES DIVISION

VALVE AND SUPPLIES SALES

         PRODUCTS AND SERVICES. IMSCO and PVS distribute pipe, valves and fittings, as well as remanufacture or recondition used or malfunctioning pipeline valves for subsequent sale in a remanufactured condition to companies in the petro-chemical, chemical and petroleum refining industries for use in the refining process and pipeline transportation and storage companies. The valve and supplies market is primarily in the Gulf Coast area between Mobile, Alabama and Brownsville, Texas.

                  PIPE is typically sold in 20-foot or 40-foot lengths, in sizes ranging from 1/2" to 72" in diameter, for use in the refining process by chemical plants and refineries. Pipe is sold in a variety of sizes and wall thicknesses, depending on the nature (liquid or gas) and quantity of the product to be transported or processed through the pipe as well as the desired pressure levels for transporting and processing the product through the pipe.

                  INDUSTRIAL VALVES are flow inhibitors used with pipe that are typically constructed of either carbon or alloy steel and are manufactured and sold in a variety of forms, including gate valves, globe valves, check valves, ball valves, plug valves and butterfly valves. Valves sold by IMSCO range from 1/2" to 36" in diameter and are available threaded or with a socket-weld, flanged or butt-weld end.

                  PIPELINE VALVES are manufactured to withstand greater pressure than industrial valves. Pipeline valves also bear serial numbers that are traceable to the OEM and permit each end-user to determine the OEM, the original purchaser and the specifications of the valve, thereby allowing the end-users to verify the specifications and quality of the valves. These valves are used to regulate the flow and storage of natural gas and refined petroleum products. They range in size from 2" to 60" in diameter, depending on the nature (liquid or gas), quantity and desired speed of the flow of natural gas or refined petroleum products regulated by the pipeline valve and are typically made of carbon steel.

                  CONTRACT REMANUFACTURING services are performed for certain customers. These contract services typically consist of remanufacturing or modifying the customer's existing pipeline valves by installing stem extensions and/or mounting actuators on the valves, preparing such valves for underground or underwater use and conducting performance testing of such valves.

                  ADDITIONAL PRODUCTS include gaskets, pipe hangers, steel, strainers, swages, fasteners, tools, tubing and mill supplies. Mill supplies typically consist of incidental construction-related items such as gloves, boots, ladders, rope, blades, lubricants and other hardware items. These additional products are typically used by IMSCO's customers who are also purchasing pipe, valves and fittings.

         CUSTOMERS AND MARKETING. IMSCO sells its products to over 400 different customers, with the 10 largest customers accounting for, in the aggregate, 36% of this segment's sales during the fiscal year ended December 31, 1995. These customers consist primarily of chemical and petroleum refining plants and construction companies performing services at the plant locations.

         PVS sells its products to over 150 different customers primarily in the pipeline transportation or product storage business with the 10 largest customers accounting for, in the aggregate, 11% of this segment's sales in the fiscal year ended December 31, 1995.

         Distribution operations are conducted from Baytown, Texas headquarters and two branch locations. All three locations have inventories for distribution of products directly to customers. Remanufacturing and distribution of pipeline valves are conducted from South Houston, Texas. At December 31, 1995, this segment maintained a sales force of 13 employees. No customer amounted to over 10% of the segment's sales.

         PVS sells new, used and remanufactured pipeline valves from its existing inventory and pursuant to special customer orders. By maintaining a broad inventory of types of pipeline valves, the Company believes that PVS is able to timely respond to its customers' needs. Per-job orders account for substantially all of the remanufacturing work performed and pipeline valves sold by PVS. In the past, PVS has not entered into exclusive supply contracts with any particular customer. PVS maintains an internal quality control program to help ensure the quality of its remanufacturing process. Many of PVS' customers monitor and approve its quality standards by sending quality assurance personnel to PVS' facilities to ensure that the reconditioned valves meet their standards. PVS also conducts seminars, often at the request of its customers, for training field personnel in pipeline valve preventive maintenance.

         The majority of IMSCO's orders for products are filled with its purchases from wholesale distributors or manufacturers rather than from IMSCO's existing inventory. While IMSCO enters into blanket distribution contracts that provide for the distribution of certain products at set prices with particular customers, such contracts do not represent a material portion of IMSCO's business. IMSCO primarily distributes products to customers located within 50 miles of its three office warehouse facilities.

         SUPPLIERS. Most of the products distributed by IMSCO may be obtained from numerous alternative sources of supply. Because the demand for pipe, valves and fittings is particularly price and time sensitive, IMSCO has historically elected to concentrate its efforts in establishing and maintaining relationships with manufacturers or suppliers who can provide the lowest prices and quickest delivery time. During the last fiscal year, an average of approximately 600 vendors supplied substantially all of IMSCO's purchases of pipe, valves and fittings.

         PVS acquires its pipeline valves from bid lists from approximately 75 suppliers including pipeline transportation companies, individual brokers and from other remanufacturing companies or OEMs. PVS purchases the majority of its pipeline valves from bid lists. Pipeline transportation companies construct new pipelines and repair segments of existing pipelines. After completion of original construction or repair, the new valves (consisting of excess pipeline valves not utilized or used pipeline valves that require remanufacturing) are sold to dealers through bid lists. PVS continuously receives and bids on these bid lists, as do all other remanufacturers of pipeline valves. PVS also acquires some of its products from individual brokers that buy and resell excess pipeline valves. Typically, PVS places pipeline valves purchased from individual brokers in its inventory because of favorable pricing. When PVS receives an order and the products are not available in its inventory, it may also purchase the ordered products from other remanufacturing companies or OEMs. Typically, a majority of the valves purchased from brokers or other remanufacturing companies were originally purchased from bid lists.

         IMSCO and PVS warehouse certain products but purchase the majority of their products on an as-needed basis, depending on demand or the availability of inventory that can be acquired at favorable prices. IMSCO and PVS do not have written contracts with any of their suppliers. Purchases from suppliers, including credit arrangements, are negotiated on an order-per-order basis. Accordingly, all arrangements are terminable by either party immediately or on short notice. Relationships with suppliers are believed to be satisfactory and no single vendor supplies 10% or more of the products purchased during the year.

         The Company has implemented computerized inventory control procedures at IMSCO, which the Company believes provide improved inventory controls and allow IMSCO to more effectively manage inventory purchases and maintain appropriate levels of inventory to maximize operating results. These inventory control procedures also have improved IMSCO's inventory turn-over ratio and reduced its quantity of slow-moving items in inventory.

         COMPETITION. IMSCO faces competition based on pricing and the ability to service customers and timely respond to their needs. IMSCO competes with numerous larger and smaller distributors of pipe, valves and fittings, many of whom have greater financial resources than the Company. Major competitors with IMSCO include McJunkin Corp., Van Leeuwen, Wallace/Tyler Dawson, Vinson Supply Co. and Piping & Equipment Inc. The Company believes that the level of customer service provided by IMSCO is its primary competitive advantage. The Company believes that for IMSCO to compete effectively, it must adhere to the "overall quality program" instituted by the Company, maintain existing business relationships, respond to the needs of its customers through quality service and provide price-competitive products to its customers.

         PVS is subject to competition based primarily on pricing and customer service. The Company believes that Oilfield Fabricating and Machine, Inc. is its major competitor in the industry and that PVS is subject to competition from less than ten similarly-sized remanufacturing businesses. PVS' management believes that its broad inventory of pipeline valves and its remanufacturing facility are its primary competitive advantages and that its ability to compete effectively is dependent on maintaining its inventory levels, retaining existing business relationships and responding to its customers' needs through timely service and providing quality products.

NEW MACHINE SALES AND SERVICES

         PRODUCTS AND SERVICES. Regal distributes new machine tools in South Texas and Louisiana for certain manufacturers including Okuma Machinery, Inc. ("Okuma") on an exclusive basis, and other manufacturers on a non-exclusive basis. Machine tools are used in various industries in the manufacturing process to cut metal and are sold in a variety of sizes depending upon the task they are designed to perform. In addition, Regal sells parts and services for machine tools and contracts on a job-by-job basis to move machine tools, predominantly in the South Texas region.

         For the year ended December 31, 1995, the sale of new machine tools accounted for 91% of Regal's revenues. Machine tool moving services accounted for 9% of its revenues.

         CUSTOMERS AND MARKETING. Regal sells its products and services to over 1,650 different customers, with its largest customer accounting for 7% of Regal's sales in the year ended December 31, 1995. Regal conducts its sales efforts from its Houston, Texas location. At December 31, 1995, Regal employed a sales force of seven employees.

         Per-job orders account for substantially all of the new machine sales.

         SUPPLIERS. Regal has several exclusive distribution agreements, including agreements with Okuma, for South Texas and Louisiana. All machines are purchased on an order-by-order basis.

         COMPETITION. New machine tool sales are subject to competition from machine tool distributors of competitive machine tools manufacturers. Depending upon the size and use of the product manufactured, the competitor will vary. The Company believes Regal has a competitive advantage in its range of product offerings. The Company believes Regal's ability to compete effectively in the future is primarily dependent upon maintaining trained and skilled machine tool personnel and the retention of its Okuma distribution lines.

         Regal typically competes with four moving companies in its market. The Company believes it has a competitive advantage in the size of its capacity and the level of training of its personnel.

EXPORT CRATING

         PRODUCTS AND SERVICES. USC provides crating services for a variety of products for export. Typically, a freight forwarder or company exporting its own product will contract with USC for a specified product to be crated. The products are forwarded to the USC facility, where the crating services are performed. USC then forwards the crates to the shipping source, which is typically an ocean-going vessel.

         CUSTOMERS AND MARKETING. USC sells its services to over 250 different customers, with its largest customer accounting for 9.5% of its revenues for the year ended December 31, 1995. At December 31, 1995, USC employed two sales people who conduct the Company's sales efforts from its Houston, Texas location.

         COMPETITION. USC typically competes with five crating companies in the Houston area and generally does not compete outside this region. The Company believes it has a competitive advantage in this market because of its facilities, personnel and experience and its proximity to Houston ports.

USED MACHINE SALES

         PRODUCTS AND SERVICES. RPMS sells used machine tools primarily to large corporations and machine shops in the Gulf Coast region. RPMS maintains an inventory of used machine tools for sales to third parties and purchases used machines for resale on an as-needed basis, depending upon demand.
Used machine tools are sold in a variety of sizes.

         CUSTOMERS AND MARKETING. RPMS sells its products to over 250 different customers. Weatherford Enterra and ESCO Incorporated accounted for 43% and 37%, respectively of RPMS sales in the year ended December 31, 1995. At December 31, 1995, the Company employed one sales person.

         Per-job orders account for substantially all of used machine sales. By maintaining distribution relationships and inventories of used machine tools and parts, the Company believes it is able to timely respond to customers that use the products and services offered by RPMS.

         SUPPLIERS. RPMS maintains an inventory of used machine tools. Typically, these machine tools are purchased at auction or from used machine brokers. The Company believes it has adequate inventory and sufficient access to auction markets and brokers to satisfy its inventory requirements for used machine tools.

         COMPETITION. RPMS typically competes with other used machine tool dealers on a national basis. The Company believes its inventory of used machines is a competitive advantage and that its ability to compete effectively is dependent on maintaining an adequate inventory level and continued access to purchasing opportunities through brokers and auctions.

EMPLOYEES

         At June 30, 1996, the Company employed a total of 263 people, four of whom are corporate officers, 28 are employed by IMSCO, 24 are employed by PVS, 70 are employed by Landreth, 78 are employed by CRivet and 60 are employed by REX. None of the Company's employees are covered by collective bargaining agreements. The Company believes its relationship with its employees is satisfactory.

BACKLOG

         As of June 30, 1996, LEC's backlog was approximately $5,347,000 compared to $5,845,000 at December 31, 1995 and $2,200,000 at December 31, 1994.
IMSCO, PVS and REX have historically operated without backlog, which, because of the nature of their business operations, is believed to be customary for their industries.

REGULATION

         The Company's business is affected by governmental regulations relating to its industry segments in general, as well as environmental and safety regulations that have specific application to the Company's business. The Company does not believe that compliance with federal, state or local environmental laws adversely affects its business, earnings or competitive position. The Company cannot predict whether future legislation will have any effect on its operations. The Company does not believe that environmental laws have had a material impact on industry standards and/or quality control procedures.

PROPERTIES

         IMSCO's main facilities are located in Baytown, Texas, and include approximately 2,000 square feet of office and approximately 18,000 square feet of warehouse space, all of which is leased. IMSCO maintains two leased branch offices, including an approximately 7,000 square foot facility in Freeport, Texas, and an approximately 5,000 square foot facility in Mt. Belvieu, Texas.

         PVS owns approximately 1.2 acres of real property in South Houston, Texas, which includes approximately 4,500 square feet of warehouse facilities, approximately 4,000 square feet of office facilities, approximately 9,000 square feet of machine shop facilities, and approximately 22,500 square feet of open outside storage.

         LEC leases approximately four acres of real property in Houston, Texas, including approximately 50,000 square feet of manufacturing facilities, including a tooling shop, an automatic plating facility and an automatic packaging and inspection area. LEC leases approximately 66,000 square feet of manufacturing facilities in Waterbury, Connecticut.

         REX leases approximately 13.32 acres of real property in Houston, Texas which includes approximately 275,000 square feet of warehouse and office facilities.

         The Company maintains its principal executive offices at 7135 Ardmore, Houston, Texas 77054 in the 275,000 square feet of warehouse and office facilities leased by REX. The office facility portion of this property consists of conventional office space and is, in the opinion of management, adequate to meet the Company's needs for the foreseeable future. The Company believes that all existing office and warehouse facilities leased or owned by its subsidiaries are adequate to meet the needs of the Company for the foreseeable future and are suitable for the business conducted therein.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information with respect to the directors and executive officers of the Company:

    NAME               AGE       POSITION(S) WITH THE COMPANY

Robert E. Cone          44       Chairman of the Board of Directors, President
                                 and Chief Executive Officer
James H. Brock, Jr.     58       Executive Vice-President, President - Energy
                                 Products and Services Division and Director
Thomas C. Landreth      47       Executive Vice-President, President - Fastener
                                 Manufacturing and Sales Division
Christine A. Smith      43       Vice-President and Chief Financial Officer
Barbara S. Shuler       51       Secretary and Director
Charles J. Anderson     74       Director
James W. Kenney         55       Director
John P. Madden          54       Director

         ROBERT E. CONE has served as President, Chief Executive Officer and Director of the Company since August 1989. From August 1987 to August 1989, Mr. Cone served as Vice President of Broadcast Ventures, Inc ("BVI"), a partnership formed to acquire radio stations through syndication. Mr. Cone's responsibilities at BVI included the formation of business plans, corporate development, financing and analysis of acquisition candidates. Mr. Cone received a B.S. degree in accounting from the University of Houston - Downtown.

         JAMES H. BROCK, JR. has served as Executive Vice President, since July 1991, President of the Energy Products and Services Division since June 1996, as a Director of the Company since September 1991, as Chief Operating Officer from July 1991 to June 1996 and as Chief Financial Officer from July 1991 through December 1994. Mr. Brock served as Executive Vice President and Chief Financial Officer of DRCA Medical Corporation ("DRCA") from August 1988 to October 1990. DRCA, a public corporation listed on the American Stock Exchange, is a health care company specializing in the rehabilitation of injured workers. From December 1987 to July 1988, Mr. Brock acted as a consultant to DRCA and assisted in formulating its business and financial plans. Mr. Brock served as Vice President-Finance of National Healthcare Alliance, a full-service managed health care service company, from November 1987 to May 1991. From 1977 to 1990, Mr. Brock was Chairman of the Board of Directors of Quality Fasteners, Inc., a distributor of construction supplies, and of Olde Time Ice, Inc., a manufacturer and distributor of packaged ice. Mr. Brock has been engaged in the private practice of public accounting since April 1972 and is a Certified Public Accountant in Texas and Georgia.

         THOMAS C. LANDRETH has served as Executive Vice President since September 1996. Mr. Landreth has served as President of Landreth Engineering Company since 1977 and as President of the Fastener Manufacturing and Sales Division since the Company's divisional reorganization in June 1996. Mr. Landreth has worked in all technical areas of LEC since 1967 and is responsible for numerous cold heading machine designs and improvements as well as numerous innovative tool and die designs. He attended the University of Texas in Austin.

         CHRISTINE A. SMITH has served as Chief Financial Officer of the Company since January 1995. From April 1989 through December 1994, Ms. Smith was a Principal at The Spinnaker Group, an investment banking firm providing services primarily to manufacturing and distribution companies. Prior to joining The Spinnaker Group, Ms. Smith, a certified public accountant, was a Senior Manager with Ernst & Young.

         BARBARA S. SHULER has served as Secretary of the Company since February 1992 and as a Director of the Company since September 1991. Since 1974, Ms. Shuler has been self-employed in auction management, marketing, advertising and promotional aspects of the equine industry, serving as President of Shuler, Inc. Ms. Shuler received a degree in journalism from Northwestern University.

         CHARLES J. ANDERSON has served as a Director of the Company since September 1991. For the last six years, Mr. Anderson has been engaged in private business investments. From 1955 to 1985, Mr. Anderson served as Senior Sales Vice President and Director of Sales and was a partner of the Delaware Management Company, the manager of the Delaware Group of Mutual Funds and certain other private pension funds. Mr. Anderson received an economics degree from the University of Pennsylvania.

         JAMES W. KENNEY has served as a Director of the Company since October 1992. Since October 1993, Mr. Kenney has served as Executive Vice President of San Jacinto Securities, Inc. From February 1992 to September 1993, he served as the Vice President of Renaissance Capital Group, Inc. Prior to that time, Mr. Kenney served as Senior Vice President for Capital Institutional Services, Inc. and in various executive positions with major southwest regional brokerage firms, including Rauscher Pierce Refsnes Inc. and Weber, Hall, Sale and Associates, Inc. Mr. Kenney is a director of AmeriShop Corporation, a company in the incentive and membership merchandising industry; Consolidated Health Care Associates, Inc., a company that operates physical rehabilitation centers; Prism Group, Inc., a company that duplicates disks and packages software; Tecnol Medical Products, a provider of disposable medical products, Appoint Technologies, Inc., a company that develops input devices for personal computers; and Tricom Corporation, a company that develops products and services for the telecommunication industry.

         JOHN P. MADDEN has served as a Director of the Company since October 1992. From January 1992 to April 1993, Mr. Madden served as Chairman of the Board of The Rex Group, Inc. ("REX") and as its President and Chief Executive Officer from June 1963 to January 1992 and from December 1992 to April 1993. REX, a private company based in Houston, Texas, which was acquired by the Company in March 1993, is a distributor of new and used machine tool equipment and used machines, conducts a machine moving operation and is engaged in the international export crating business. Mr. Madden received a degree in finance from the University of Notre Dame.

BOARD AND COMMITTEE ACTIVITY: STRUCTURE AND COMPENSATION

         The Company's operations are managed under the broad supervision of the Board of Directors, which has ultimate responsibility for the establishment and implementation of the Company's general operating philosophy, objectives, goals and policies. During 1995, the Board of Directors convened on two regular occasions. Each director attended all of the meetings held by the Board or meetings of Board committees of which he was a member during his tenure in 1995, except for Charles J. Anderson who attended no Board of Directors meetings and all Committee meetings of which he was a member and Barbara Shuler who attended one meeting of the Board of Directors and all Committee meetings of which she was a member. During 1995, directors received no compensation for attendance at Board or Committee meetings, but were entitled to reimbursement for reasonable travel expenses incurred in attending such meetings. As of June 1996, the Board approved the payment of a fee of $500 to each non-employee director for each meeting attended. Employee directors are eligible to participate in the Company's 1994 Amended and Restated Incentive Stock Plan (the "Incentive Plan"). Non-employee directors are entitled to participate in the Company's 1995 Non-Employee Director Stock Option Plan (the "Director Plan").

         Pursuant to delegated authority, various Board functions are discharged by the standing committees of the Board. The Audit Committee of the Board of Directors, currently composed of Messrs. Brock and Anderson and Ms. Shuler, makes recommendations to the Board of Directors concerning the selection and engagement of the Company's independent public accountants and reviews the scope of the annual audit, audit fees and results of the audit. The Audit Committee also reviews and discusses with management and the Board of Directors such matters as accounting policies, internal accounting controls and procedures for preparation of financial statements. The Audit Committee convened on one occasion in 1995. The Compensation Committee sets the compensation for executive, managerial and technical personnel of the Company and administers the Company's stock option and other compensation plans. The Compensation Committee is currently composed of Mr. Madden, Mr. Anderson and Ms. Shuler and met on one occasion in 1995.

EXECUTIVE COMPENSATION

         The following table provides certain summary information covering compensation paid or accrued during the fiscal years ended December 31, 1995, 1994 and 1993 to the Company's Chief Executive Officer and the other executive officers, whose annual compensation, determined as of the end of the last fiscal year, exceeds $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                                        LONG TERM
                                                               ANNUAL COMPENSATION                     COMPENSATION
                                                   --------------------------------------------  -------------------------
                                                                                                   SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION              YEAR          SALARY          BONUS          OTHER               OPTIONS
-----------------------------------   -----------  ------------    -------------  -------------  -------------------------
Robert E. Cone....................       1995         $160,000          --             --                   --
  President and                          1994         $146,250          --             --                 50,000
  Chief Executive Officer                1993         $126,749        $10,000          --                 65,000

James H. Brock, Jr................       1995         $150,000          --             --                   --
  Executive Vice President               1994         $135,000          --             --                 20,000
                                         1993         $110,433        $7,500           --                 65,000

         The following table provides certain information with respect to options granted to the executive officers during the fiscal year ended December 31, 1995, under the Company's stock option plans:

                             OPTION/SAR GRANTS TABLE

                                                 INDIVIDUAL GRANTS
                         ------------------------------------------------------------------
                           NUMBER OF                                                             POTENTIAL REALIZABLE
                           SHARES OF                                                               VALUE AT ASSUMED
                            COMMON         PERCENT OF TOTAL                                      ANNUAL RATES OF STOCK
                             STOCK             OPTIONS                                          PRICE APPRECIATION FOR
                          UNDERLYING         GRANTED TO                                             OPTION TERMS(2)
                            OPTIONS         EMPLOYEES IN        EXERCISE      EXPIRATION
        NAME              GRANTED(1)         FISCAL YEAR         PRICE            DATE             5%            10%
        ----              ----------         -----------         -----            ----            ----          ----
Christine A. Smith          25,000              10.0%            $3.31          01/01/05        $52,041        $131,882
 Vice President and
 Chief Financial
 Officer

(1)      The options are fully vested at December 31, 1995.

(2) These calculations are based on the market value of the Common Stock on the date of grant. The market value is calculated by averaging the closing bid and ask price for the stock as quoted by Nasdaq National Market System on the date of grant. The exercise price is determined by the same method, which is equal to the market value on the date of grant.

         The following table sets forth information with respect to the unexercised options to purchase shares of Common Stock which were granted to the executive officers in 1995 or prior years under the Company's stock option plans. The executive officers did not exercise any options outstanding under the Company's stock option plans during the fiscal year ended December 31, 1995.

                      OPTION EXERCISES AND YEAR-END VALUES

                                           NUMBER OF SECURITIES UNDERLYING               VALUE OF UNEXERCISED
                                                 UNEXERCISED OPTIONS                    IN-THE-MONEY OPTIONS AT
                                               HELD AT FISCAL YEAR END                        YEAR END(1)
                                        -------------------------------------     -------------------------------------
                                         EXERCISABLE           UNEXERCISABLE       EXERCISABLE           UNEXERCISABLE
Robert E. Cone                             115,000                 --               $152,500                  --
James H. Brock, Jr.                         85,000                 --               $100,000                  --
Christine A. Smith                          25,000                 --               $ 20,375                  --

(1) Represents the difference between the average of the closing bid and ask price for the Common Stock as quoted by NMS on December 31, 1995 and any lesser exercise price.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

         For the fiscal year ended December 31, 1995, Mr. Madden, Mr. Anderson and Ms. Shuler served on the Compensation Committee of the Board of Directors (the "Committee"). Ms. Shuler has served as the Company's Secretary since February 1992.

PERFORMANCE GRAPH

         The following performance graph compares the performance of the Company's Common Stock to the National Association of Securities Dealers Automated Quotation System Composite Index and to the Index of Non-Financial Companies. The graph covers the period from January 16, 1992 (the date on which the Company's Common Stock was registered under Section 12(g) of the Exchange
Act) to December 31, 1995.

[LINEAR GRAPH PLOTTED FROM POINTS IN TABLE BELOW]

                         Nasdaq               Nasdaq
                       STOCK MKT.          NON-FINANCIAL        IHII
                       ----------          -------------        ----
Jan. 16, 1992           100.000              100.000          100.000
Jan. 31, 1992            99.602               99.483           89.189
Dec. 31, 1992           110.567              103.898           86.486
Dec. 31, 1993           126.925              119.966           89.189
Dec. 31, 1994           124.070              114.970           77.038
Dec. 31, 1995           175.321              158.082           89.189

EMPLOYMENT AGREEMENTS

         Effective July 1, 1991, the Company entered into employment agreements with Messrs. Cone and Brock, which agreements were subsequently amended and extended. Mr. Cone's amended employment agreement provides for an extended term through December 31, 1998, as well as an automatic 12-month renewal for each year beginning January 1, 1995, through January 1, 1998, unless sooner terminated on Mr. Cone's (i) death, or (ii) inability to perform his duties by reason of illness, injury or disability. The amended employment agreement also provides for a 1996 base salary of $175,000, a 1997 base salary of $185,000, and a base salary of $200,000 for 1998 through 2000, with guaranteed 7% increases in base salary thereafter. Mr. Brock's amended employment agreement provides for an extended term through December 31, 2000, with a 1996 base salary of $160,000, a 1997 base salary of $170,000, a 1998 base salary of $180,000 and a base salary of $150,000 thereafter. Effective October 1992, the Company entered into an employment agreement with Mr. Landreth renewable annually and providing for a yearly salary of $110,000 and a bonus based on pretax profits of LEC.

STOCK OPTION PLANS

1994 AMENDED AND RESTATED INCENTIVE STOCK PLAN

         The Company has adopted the Industrial Holdings, Inc. 1994 Amended and Restated Incentive Stock Plan (the "Incentive Plan"). Under the Incentive Plan, the Company may issue Incentive Awards (as defined below) covering 500,000 shares of Common Stock. The Compensation Committee designated by the Board of Directors may grant (i) incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) "non-qualified" stock options, (iii) shares of restricted stock, (iv) shares of phantom stock,
(v) stock bonuses and (vi) cash bonuses (collectively, "Incentive Awards"). Key employees, including officers (whether or not they are directors), of the Company and its subsidiaries are eligible to participate in the Incentive Plan. The Incentive Plan is intended to provide such persons with a continuing proprietary interest in the Company and enable the Company to attract and retain qualified personnel. At November 6, 1996, there were options covering 428,500 shares of Common Stock outstanding under the Incentive Plan.

         The Incentive Plan is administered by the Compensation Committee of the Board of Directors, which is currently composed of Mr. Madden, Mr. Kenney and Ms. Shuler. The Compensation Committee will determine which key employees receive grants of Incentive Awards, the type of Incentive Award granted and the number of shares subject to each Incentive Award. The Incentive Plan does not prescribe any factors to be considered by the Compensation Committee in determining the recipients and nature of Incentive Awards granted under the Incentive Plan.

         The Compensation Committee has the authority to interpret and construe any provision of the Incentive Plan and to adopt such rules and regulations for administering the Incentive Plan as it deems necessary. All decisions and determinations of the Compensation Committee are final and binding on all parties. Under the terms of the Incentive Plan, the Company will indemnify members of the Compensation Committee against any cost, expenses or liability arising out of any action, omission or determination relating to the Incentive Plan, unless such action, omission or determination was taken or made in bad faith and without reasonable belief that it was in the best interest of the Company.

         Subject to the terms of the Incentive Plan, the Compensation Committee also determines prices, expiration dates and other material features of the Incentive Awards granted under the Incentive Plan. The Compensation Committee may, in its absolute discretion, (i) accelerate the date on which an option granted under the Incentive Plan becomes exercisable, (ii) extend the date on which any option granted under the Incentive Plan ceases to be exercisable,
(iii) accelerate the date on which a share of restricted stock or phantom stock vests and waive any conditions imposed by the Compensation Committee on the vesting of a share of restricted stock or phantom stock, and (iv) grant Incentive Awards to a participant on the condition that the participant surrender to the Company for cancellation such other Incentive Awards (including, without limitation, Incentive Awards with higher exercise prices) as the Compensation Committee specifies.

         The Company's Board of Directors may amend or terminate the Incentive Plan at any time, except that the Incentive Plan may not be modified or amended, without shareholder approval, if such amendment would materially increase the benefits accruing to participants, increase the number of shares of Common Stock which may be issued thereunder, except in connection with a recapitalization or reclassification of the Common Stock, or materially modify eligibility requirements for participation in the Incentive Plan.

         A summary of the most significant features of the Incentive Plan and the tax consequences to recipients thereof follows:

         INCENTIVE AND NON-QUALIFIED STOCK OPTIONS. Except in limited cases involving certain 10% shareholders or where the terms of the grant specify otherwise, incentive stock options ("ISOs") and non-qualified stock options ("NQOs") must be exercised within ten years of the grant date (ISOs and NQOs are sometimes referred to collectively herein as "Options"). The exercise price of each ISO granted under the Incentive Plan may not be less than 100% (110% in the case of certain 10% shareholders) of the fair market value of a share of Common Stock on the date of grant. The Compensation Committee will have the discretion to determine the exercise price of each NQO granted under the Incentive Plan. To the extent that the aggregate fair market value of shares of Common Stock with respect to which ISOs are exercisable for the first time by any individual during any calendar year exceeds $100,000, such options must be treated as NQOs.

         The purchase price for shares subject to an Option must be paid in full at the time of exercise in cash or, subject to the approval of the Committee, in any combination of cash or shares of Common Stock having a fair market value equal to the amount due, subject to any limitations imposed by the federal securities laws. No Option may be exercised for a fractional share of Common Stock.

         If an employee's employment with the Company is terminated other than for cause (as defined in the Incentive Plan), or by reason of disability (as defined in the Incentive Plan) or death, his vested Options, whether ISOs or NQOs, shall remain exercisable for one month after such termination. If an employee's employment with the Company is terminated by reason of disability or death, his vested Options, whether ISOs or NQOs, shall remain exercisable for one year following such termination. Provided, however, that no option shall be exercisable after the expiration of its term, in any case. If an employees' employment with the Company is terminated for cause, all outstanding Options, whether vested or otherwise, shall expire at the commencement of business on the date of such termination. Options are not transferable other than by will or by the laws of descent and distribution.

         Upon a change in control of the Company (a "Change in Control"), all Options become immediately exercisable. The Incentive Plan defines Change in Control to mean (i) a change in control as contemplated in the federal securities laws, (ii) the acquisition by any Person, after the effective date of the Incentive Plan, of 20% or more of the shares of voting securities of the Company (20% owners at the effective date excluded), (iii) certain changes in the composition of the Board of Directors (existing as of the effective date of the Incentive Plan) as a result of a contested election for positions on the Board of Directors or (iv) an other event which the Board of Directors determines to constitute a change in control of the Company.

         A participant in the Incentive Plan will not recognize any income at the time an ISO is granted, nor on the qualified exercise of an ISO. If a participant does not dispose of the shares acquired by exercise of an ISO within two years after the grant of the ISO and one year after the exercise of the ISO, the exercise is qualified and the gain or loss (if any) on a subsequent sale will be a long-term capital gain or loss. Such gain or loss equals the difference between the sum of the sales proceeds and the exercise price of the Common Stock sold. The Company is not entitled to a tax deduction as a result of the grant or qualified exercise of an ISO. However, if the shares acquired upon the exercise of an ISO are disposed of at a gain prior to the above one-year and two-year holding periods and the fair market value of the shares at the time of exercise exceeds the exercise price, the exercise is not qualified and special rules apply that require the participant to recognize ordinary income (at least in part) at the time of such disposition. The Company is generally entitled to a tax deduction at the same time and in the same amount as the ordinary income recognized by the participant from such disposition.

         Although the qualified exercise of an ISO will not produce ordinary taxable income to the participant, it will produce an increase in the participant's alternative minimum taxable income and may result in an alternative minimum tax liability.

         An optionee will not recognize any income for federal income tax purposes at the time a NQO is granted, nor will the Company be entitled to a deduction at that time. However, when any part of a NQO is exercised, the optionee will recognize ordinary income in an amount equal to the difference between the fair market value of the shares received and the exercise price of the NQO, and the Company will generally recognize a tax deduction in the same amount.

         RESTRICTED STOCK. A grant of shares of restricted stock represents the promise of the Company to issue shares of Common Stock on a predetermined date (the "Issue Date") to a participant, provided the participant is continuously employed by the Company until the Issue Date. Vesting of the shares occurs on a second predetermined date (the "Vesting Date") if the participant has been continuously employed by the Company until that date. Prior to the Vesting Date, the shares are not transferable by the participant and are subject to a substantial risk of forfeiture. The Committee may, at the time shares of restricted stock are granted, impose additional conditions to the vesting of the shares, such as, for example, the achievement of specified performance goals. Vesting of some portion, or all, of the shares or restricted stock may occur on the termination of the employment of a participant other than for cause prior to the Vesting Date. If vesting does not occur, shares of restricted stock are forfeited. Immediately following a Change in Control, all shares of restricted stock which have not vested or been forfeited will vest automatically.

         A participant will not recognize any income for federal tax purposes at the time shares of restricted stock are granted or issued, nor will the Company be entitled to a tax deduction at that time. However, when either the transfer restriction or the forfeiture risk lapses, such as on vesting, the participant will recognize ordinary income in an amount equal to the fair market value of the shares of restricted stock on the date on which they vest. A participant may file an appropriate election under Section 83(b) of the

Code with the Internal Revenue Service within 30 days of the Issue Date of the restricted stock (the "Election"), which results in the participant's receipt of deemed ordinary income in an amount equal to the fair market value of the shares of restricted stock on the date on which they are issued. However, if a participant files the Election and the restricted stock is subsequently forfeited, such participant is not allowed a tax deduction for the amount previously reported as ordinary income due to the Election. Gain or loss (if any) from a disposition of restricted stock after the participant recognizes any ordinary income (whether by vesting or an Election) will generally constitute short- or long-term capital gain or loss. The Company will be entitled to a tax deduction at the time the participant recognizes ordinary income on the restricted stock, whether by vesting or an Election.

         PHANTOM STOCK. A share of phantom stock represents the right to receive the economic equivalent of a grant of restricted stock. Shares of phantom stock are subject to the same vesting requirements as shares of restricted stock. On vesting of a share of phantom stock, the holder is entitled to receive cash in an amount equal to the sum of (i) the fair market value of a share of Common Stock as determined on the vesting date and (ii) the aggregate amount of cash dividends paid with respect to a share of Common Stock during the period commencing on the date of grant and ending on the vesting date. The cash payment for phantom stock is treated the same as a cash bonus for federal income tax purposes and generally creates a tax deduction to the Company when paid. In addition, the value of a share of phantom stock (whether or not vested) is paid immediately on the occurrence of a Change in Control of the Company. The Committee may not grant any cash bonus in connection with the grant of shares of Phantom Stock.

         STOCK AND CASH BONUSES. Bonuses payable in stock may be granted by the Compensation Committee and may be payable at such times and subject to such conditions as the Compensation Committee determines. On the receipt of a stock bonus, a participant will recognize ordinary income for federal tax purposes in an amount equal to the fair market value of the stock at the time it is received. The Compensation Committee may grant, in connection with a grant of shares of restricted stock, a cash "tax" bonus, payable when an employee is required to recognize income for federal income tax purposes with respect to such shares. The tax bonus may not be greater than the value of the shares of restricted stock at the time the income is required to be recognized. Any such bonus will result in ordinary income to the employee and generally a tax deduction to the Company. The grant of a cash bonus shall not reduce the number of shares of Common Stock with respect to which Options, shares of restricted stock, shares of phantom stock or stock bonuses may be granted pursuant to the Incentive Plan.

         IN GENERAL. If any outstanding Option expires, terminates or is canceled for any reason, the shares of Common Stock subject to the unexercised portion of such Option shall again be available for grants under the Incentive Plan. If any shares of restricted stock or phantom stock, or any shares of Common Stock granted as a stock bonus, are forfeited or canceled for any reason, such shares shall again be available for grants under the Incentive Plan. Shares of Common Stock issued as a stock bonus or on the exercise of Options or on the vesting of a grant of restricted stock are not available for future issuance under the Incentive Plan.

         The Incentive Plan provides for an adjustment in the number of shares of Common Stock available to be issued under the Incentive Plan, the number of shares subject to Incentive Awards, and the exercise prices of Options on a change in the capitalization of the Company, a stock dividend or split, a merger or combination of shares and certain other similar events. The Incentive Plan also provides for the termination of Incentive Awards on the occurrence of certain corporate events.

         The Incentive Plan provides that participants may elect to satisfy certain federal income tax withholding requirements by remitting cash to the Company. In addition, the Incentive Plan provides that, at the election of a participant, an unrelated broker-dealer acting on behalf of the participant, may exercise Options granted to the participant and immediately sell the shares so acquired by such exercise to raise the funds to pay the exercise price of the Options and the amount of any withholding tax that may be due on exercise.

1995 NON EMPLOYEE DIRECTOR STOCK OPTION PLAN

         The Company has also adopted the Industrial Holdings, Inc. 1995 Non-Employee Director Stock Option Plan (the "Director Plan"). Options to purchase a maximum of 105,000 shares of Common Stock may be issued under the Director Plan to non-employee directors of the Company. The Director Plan provides for the grant of non-qualified options. Pursuant to the Director Plan, options to purchase 15,000 shares of Common Stock are granted to each person who is not an employee of the Company upon his election for the first time as a director of the Company. Options granted under the Director Plan expire 10 years after the date of grant. As of November 6, 1996, options to purchase an aggregate of 80,000 shares of Common Stock are issued and outstanding under the Director Plan.

         To the extent that any options are granted under the Incentive Plan or the Director Plan, vest and are exercised by the holders thereof, exercising Warrantholders could experience dilution.

                              CERTAIN TRANSACTIONS

         The Company enters into transactions with related parties only with the approval of a majority of the independent and disinterested directors and only on terms the Company believes to be comparable to or better than those that would be available from unaffiliated parties. In the Company's view, all of the transactions described below meet that standard.

         In April 1993, the Company acquired The Rex Group, Inc. ("REX") for a purchase price consisting of an aggregate of 450,606 shares of Common Stock. John Madden, a member of the Company's Board of Directors since October 1992, served as the President and Chief Executive Officer of REX from June 1963 to January 1992 and from December 1992 to April 1993 and as Chairman of REX's Board of Directors from January 1992 to April 1993. Of the aggregate consideration paid by the Company to the former shareholders of REX, Mr. Madden received 99,868 shares of Common Stock, and members of Mr. Madden's family received 350,738 shares of Common Stock, as to which Mr. Madden disclaims beneficial ownership. In addition to the aggregate consideration paid by the Company for REX, an "earn-out" provision allowed the prior owners of REX in the aggregate to earn additional shares of Common Stock of the Company based on the performance of REX through 1995. The number of shares earned was also dependent upon the Company's share price during such period. During 1993, the prior owners of REX earned an additional 55,276 shares of Common Stock. No shares were earned for fiscal 1994 and 1995. The Company also entered into a two-year employment agreement with Mr. Madden which expired April 1995, pursuant to which the Company paid Mr. Madden compensation in the amount of $16,154 in 1995. Under the terms of his employment agreement with the Company, Mr. Madden received an additional 10,000 shares of Common Stock in March 1994 and 14,000 shares of Common Stock in March 1995.

         In connection with the acquisition of PVS in January 1992, Mr. Jimmy W. Ray acquired 115,650 shares of Common Stock and Mr. Rex W. Terry acquired 115,650 shares of Common Stock. In connection with their acquisition of these shares at the time the Company completed its initial public offering, Messrs. Terry and Ray contractually agreed (i) not to sell any shares of Common Stock until January 1993 and (ii) not to sell more than an aggregate of 6,425 shares in any 90-day period beginning January 1993. If either of Mr. Terry or Mr. Ray gave the Company written notice of his intention to sell shares of Common Stock no less than 10 days prior to the beginning of each 90-day period and in the event that the closing bid price of the Common Stock on the trading day preceding notice was less than or equal to $5.00 per share, the Company was obligated to pay such holder the difference between $5.00 and the sale price of the shares of Common Stock actually sold during each particular 90-day period. In February 1996, Mr. Ray and Mr. Terry sold all remaining shares of Common Stock under this agreement. There is no further obligation on the part of the Company to make any payments under the agreement.

         In October 1992, the Company entered into a noncancelable lease with the former shareholders of Landreth . The lease expires in 2002, with an option by the Company to renew for another five years. Rent payments to the former shareholders of Landreth were $106,800 annually for the years 1995, 1994 and 1993. The Company has an option to purchase the leased premises at a price equal to the outstanding indebtedness related to the leased premises at the time the option is exercised. The Company may be obligated to purchase the leased premises under certain conditions specified in the lease agreement.

         In connection with the purchase of Landreth in October 1992, the former Landreth shareholders are entitled to additional consideration based upon the level of Landreth's pretax profits through September 1997, not to exceed $500,000 in the aggregate. For the six months ended June 30, 1996 and for fiscal 1995, 1994 and 1993, the Company paid these shareholders $99,320, $207,863, $64,859 and $79,800 as additional consideration.

                             PRINCIPAL SHAREHOLDERS

         The table below sets forth certain information regarding the beneficial ownership of Common Stock at November 6, 1996 by (i) each person known to the Company to beneficially own more than 5% of its Common Stock, (ii) each director, (iii) each executive officer and (iv) all directors and executive officers as a group.

                 NAME AND ADDRESS OF       NUMBER OF SHARES      PERCENTAGE OF
                   BENEFICIAL OWNER      BENEFICIALLY OWNED(1)      CLASS
                   ----------------      ---------------------      -----
Renaissance Capital Partners II, Ltd.
8080 North Capital Expressway
Suite 210, LB 59
Dallas, Texas 75206-1857................         375,153(2)          8.8%

St. James Capital Partners, L.P.
5599 San Felipe Suite 300
Houston, Texas  77056...................         295,000(3)          6.9%

Directors and Executive Officers:
Robert E. Cone..........................         337,548(4)          7.8%
James H. Brock, Jr......................         115,000(5)          2.7%
Thomas C. Landreth......................          90,445(6)          2.1%
Christine A. Smith......................          55,081(7)          1.3%
Charles J. Anderson.....................          77,000(6)          1.8%
Barbara S. Shuler.......................          77,393(8)          1.8%
John P. Madden..........................         197,497(9)          4.7%
James W. Kenney.........................          20,000(6)            *
All officers and directors
  as a group (8 persons) (4) - (9)......         969,964            21.4%

------------------------------------

*        Less than one percent.

(1) Subject to community property laws where applicable, each person has sole voting and investment power with respect to the shares listed, except as otherwise specified. Each person is a United States citizen. This table is based upon information supplied by officers, directors and principal shareholders and Schedules 13D and 13G, if any, filed with the Securities and Exchange Commission.

(2) Includes 325,153 shares that may be acquired on the conversion of a currently exercisable $1.060 million convertible debenture at $3.26 per share and the exercise of 50,000 warrants at $4.00 per share.

(3) Includes 80,000 shares that may be acquired upon the exercise of currently exercisable warrants.

(4) Includes 115,000 shares that may be acquired upon the exercise of currently exercisable stock options.

(5) Includes 65,000 shares that may be acquired upon the exercise of currently exercisable stock options.

(6) Includes 20,000 shares that may be acquired upon the exercise of currently exercisable stock options.

(7) Includes 45,000 shares that may be acquired upon the exercise of currently exercisable stock options.

(8) Includes 15,000 shares that may be acquired upon the exercise of currently exercisable stock options.

(9) Includes 15,000 shares that may be acquired upon the exercise of currently exercisable stock options. Excludes 232,400 shares owned by persons related to Mr. Madden, but as to which Mr. Madden disclaims beneficial ownership.

                            DESCRIPTION OF SECURITIES

         Pursuant to the Company's Amended and Restated Articles of Incorporation ("Amended Articles"), the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 7,500,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The following description of certain of the Company's securities is a summary, does not purport to be complete or to give effect to applicable statutory or common law and is subject in all respects to the applicable provisions of the Company's Amended Articles.

COMMON STOCK

         At November 6, 1996, 4,219,580 shares of Common Stock were issued and outstanding. Holders of Common Stock are entitled, among other things, to one vote per share on each matter submitted to a vote of shareholders and, in the event of liquidation, to share ratably in the distribution of assets remaining after payment of liabilities. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares and are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor.

PREFERRED STOCK

         None of the authorized shares of Preferred Stock have been issued or are outstanding. The Board of Directors has the authority to cause the Company to issue up to the authorized number of shares of Preferred Stock in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, redemption and conversion rights and liquidation preferences of such series, without further action by the shareholders. Because the Board is authorized to issue Preferred Stock with such preferences and rights as it determines, it may afford the holders of any series of Preferred Stock preferences, rights or voting powers superior to those of holders of Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS

         On January 15, 1992, the Company consummated its initial public offering of units ("Units"), each unit consisting of one share of Common Stock, one Class A Warrant and one Class B Warrant. At November 6, 1996 there were 632,500 Class A Warrants and 632,500 Class B Warrants outstanding.

         Each currently outstanding Class A Warrant and Class B Warrant entitles the registered holder thereof to purchase from the Company one share of Common Stock at an exercise price of $6.00 and $10.00 per share, respectively. The Class A and Class B Warrants may be exercised through and including January 14, 1997. The Class A and Class B Warrants may be redeemed by the Company at $.05 per warrant, on not less than 30 days' written notice, if the closing price of the Common Stock for a period of 20 consecutive trading days equals or exceeds $8.00 and $12.00 per share, respectively.

         The Class B Warrants and Class C Warrants to be issued in connection with the Offer (together with the currently outstanding Class A and Class B Warrants, (the "Warrants")), will entitle the registered holder thereof to purchase one share of Common Stock at an exercise price of $10.00 and $15.00 per share, respectively, and may be exercised through and including January 14, 1999. The term of currently outstanding Class B Warrants, which are exercisable through and including January 14, 1997, will, after the Expiration Date, automatically be extended to January 14, 1999. The Company may redeem each of the Class B Warrants and the Class C Warrants to be issued in the Offer at $.05 per Warrant if the closing bid price of the Common Stock shall have equaled or exceeded at least $12.00 and $20.00 per share, respectively, for a period of 20 consecutive trading days. Notice of any redemption must be mailed to all holders of Warrants at least 30 days but no more than 60 days before the date on which the Warrants have been called for redemption.

         The holders of Warrants do not have any voting or any other rights of shareholders of the Company and are not entitled to receive dividends. In the event of an adjustment in the number of shares issuable on exercise of the Warrants, the Company will not issue fractional shares, but will, instead, pay to the holder of the Warrants at the time of such exercise an amount in cash equal to the same fraction of the current market value of a share of Common Stock.

         The exercise price and the number and kind of shares or other securities purchasable on exercise of any Warrants and the number of Warrants are subject to adjustment on the occurrence of certain events, including stock dividends, reclassifications, reorganizations, consolidations and mergers. No adjustment in the exercise price is required until cumulative adjustments amount to one percent or more of the exercise price. If the Company effects any capital reorganization, certain reclassifications of the Common Stock, any consolidation or merger (other than a consolidation or merger which does not result in any reclassification or change in the outstanding shares), or sells all or substantially all its properties and assets, the Warrants become exercisable only for the number of shares of stock or other securities, assets, or cash to which a holder of the number of shares of the Company purchasable (at the time of such reorganization, reclassification, consolidation, merger or sale) on exercise of such Warrants would have been entitled on such reorganization, reclassification, consolidation, merger, or sale.

         The Warrants are not exercisable by a holder if (i) the shares issuable on exercise of such Warrants have not been registered under the securities or blue sky laws of the state of residence of such holder or (ii) a current prospectus meeting the requirements of the laws of such state cannot be lawfully delivered by or on behalf of the Company. Pursuant to the terms of the respective Warrant agreements, the Company has agreed to use reasonable efforts to register such shares in states in which holders of Warrants are known to reside and to maintain a current prospectus relating thereto.

SPECIAL PROVISIONS OF THE ARTICLES OF INCORPORATION AND TEXAS LAW

         ANTI-TAKEOVER EFFECT. The provisions of the Amended Articles summarized in the succeeding paragraphs, may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a shareholder.

         Pursuant to the Amended Articles, the Board of Directors may, by resolution, establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of the Company.

         LIMITATION OF DIRECTOR LIABILITY. Texas law authorizes a Texas corporation to eliminate or limit the personal liability of a director to the Company and its shareholders for monetary damages for breach of certain fiduciary duties as a director. The Company believes that such a provision is beneficial in attracting and retaining qualified directors, and accordingly, its Amended Articles include a provision eliminating a director's liability for monetary damages for any breach of fiduciary duty as a director, except: (i) for any breach of the duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which the director derived an improper personal benefit; or (iv) for certain other actions. Thus, pursuant to Texas law, the Company's directors are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interest of the Company), or for claims arising under the federal securities laws. The foregoing provision of the Company's Amended Articles may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Company and its shareholders.

         INDEMNIFICATION OF OFFICERS AND DIRECTORS. To the maximum extent permitted by law, the Amended Articles and the Bylaws provide for mandatory indemnification of directors, officers, employees and agents of the Company against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been a director, officer, employee or agent of the Company. In addition, the Company must advance or reimburse directors and officers and may advance or reimburse employees and agents for expenses incurred by them in connection with indemnifiable claims.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock and Warrants and the Warrant Agent for the Warrants is ChaseMellon Shareholder Services, Stock Transfer Department, 85 Challenger Road, Overpeck Centre, Ridgefield Park, NJ 07660.

                         SHARES ELIGIBLE FOR FUTURE SALE

         As of November 6, 1996, the Company had 4,219,580 shares of Common Stock outstanding. Of those shares, 3,332,216 are freely tradeable in the public market except for any shares owned at the time by an "affiliate" of the Company within the meaning of Rule 144 under the Securities Act, which shares would be subject to the resale volume limitations discussed below. The 1,265,000 shares of Common Stock underlying the currently outstanding Class A and Class B Warrants and up to the 1,265,000 shares of Common Stock underlying the Class B and Class C Warrants to be issued in the Offer will be similarly freely tradeable without restriction or further registration under the Securities Act, except for any such shares owned at the time by an "affiliate" of the Company within the meaning of Rule 144. The remaining 887,364 shares of Common Stock outstanding are "restricted securities" which were issued and sold by the Company in private transactions in reliance upon one or more exemptions contained in the Securities Act ("Restricted Shares") and may be publicly sold only if registered under the Securities Act or sold pursuant to Rule 144. All of such Restricted Shares are currently eligible for sale under Rule 144.

         In addition, as of November 6, 1996, there are an aggregate of 508,500 shares subject to options that have been or may be granted under the Incentive Plan and the Director Plan, 421,582 shares issuable upon the exercise of Other Warrants, and 325,153 shares issuable upon the conversion of the Renaissance Debenture. The sale or resale of the shares of Common Stock underlying the Shareholders' Options, Other Warrants and Renaissance Debenture have been registered on Registration Statements on Forms S-8 and S-3. The resale of the foregoing shares of Common Stock in the public market could adversely affect prevailing market prices.

         In general, under Rule 144 as currently in effect, any person, including persons who may be deemed "affiliates" of the Company, whose Restricted Shares have been fully paid for and held for at least two years from the later of the date of issuance by the Company or acquisition from an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly trading volume of such shares during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Securities and Exchange Commission. After three years from the later of the date of issuance by the Company or acquisition from an affiliate, a person who is not deemed an "affiliate" of the Company may sell such shares under Rule 144 without regard to the volume limitations described above. Sales under Rule 144 are also subject to certain sale provisions, notice requirements and the availability of current public information about the Company.

         No predictions can be made of the effect, if any, of future public sales of restricted shares of Common Stock or the availability of restricted shares of Common Stock for sale in the public market. Sales of substantial amounts of restricted Common Stock under Rule 144 could adversely affect prevailing market prices.

                                  LEGAL MATTERS

         Certain legal matters with respect to the issuance of the securities offered hereby will be passed upon for the Company by Norton, Jacobs, Kuhn & McTopy, L.L.P., Houston, Texas.

                             ADDITIONAL INFORMATION

         The Company has filed with the Commission (the "SEC") a Registration Statement on Form S-1 under the Securities Act with respect to the securities offered hereby, as well as a Schedule 13E-4 (the "Schedule 13E-4") under the Exchange Act. This Offering Circular-Prospectus does not contain all of the information set forth in such Registration Statement, the Schedule 13E-4 and exhibits thereto, certain parts of which were omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and to the securities offered hereby, reference is made to such Registration Statement, including the exhibits thereto. Statements contained in this Offering Circular-Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and such exhibits and any schedules attached to the Registration Statement may be inspected free of charge at the Commission's public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. Any interested party may obtain copies of all or any part of the Registration Statement and its exhibits at prescribed rates from the Public Reference Section of the SEC at its principal office at Judiciary Plaza, Room 1024, Washington, D.C. 20549.

                                 INDEX TO FINANCIAL STATEMENTS


                INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES                  PAGE

Report of Independent Accountants ........................................   F-2
Report of Independent Public Accountants .................................   F-3
Consolidated Balance Sheet at June 30, 1996 (unaudited) and
   December 31, 1995 and 1994 ............................................   F-4
Consolidated Statement of Income For the Six Months Ended
   June 30, 1996 and 1995 (unaudited) and the Years Ended
   December 31, 1995, 1994 and 1993 ......................................   F-5
Consolidated Statement of Cash Flows For the Six Months Ended
   June 30, 1996 and 1995 (unaudited) and the Years Ended December 31,
   1995, 1994 and 1993 ...................................................   F-6
Consolidated Statement of Shareholders' Equity For the Six Months
   Ended June 30, 1996 (unaudited) and the Years Ended December 31,
   1995, 1994 and 1993 ...................................................   F-7
Notes to Consolidated Financial Statements ...............................   F-8

MRMC, INC. FASTENER DIVISION (CRIVET)

Accountant's Letter ...................................................     F-21
Statement of Assets Sold and Liabilities Assumed at June 30, 1995 .....     F-22
Statement of Direct Revenues and Direct Expenses for the Years
   Ended June 30, 1995, 1994 and 1993 .................................     F-23
Notes to Statement of Assets Sold and Liabilities Assumed and
   Statement of Direct Revenues and Direct Expenses ...................     F-24
Statement of Assets Sold and Liabilities Assumed at December 7,
   1995 (unaudited) ...................................................     F-26
Statements of Direct Revenues and Direct Expenses for the Period
   from July 1, 1995 through December 7, 1995 (unaudited) .............     F-27
Notes to Statements (unaudited) .......................................     F-38

AMERICAN RIVET COMPANY, INC.

Independent Auditors' Report F-29 Balance Sheets
   at June 30, 1996 (unaudited) and August 31, 1995
   and 1994 F-30 Statements of Operations and Retained Earnings
   for the Ten Months Ended
   June 30, 1996 and 1995 (unaudited) and for the Years Ended August 31,
   1995, 1994 and 1993 ..................................................   F-32
Statements of Cash Flows for the Ten Month Ended June 30, 1996 and
    1995 (unaudited) and for the Years Ended August 31, 1995,
    1994 and 1993 .......................................................   F-33
Notes to Financial Statements ...........................................   F-34

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Industrial Holdings, Inc.


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Industrial Holdings, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
February 29, 1996, except as to the last paragraph of Note 11, which is as of March 19, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Industrial Holdings, Inc.

We have audited the accompanying consolidated statement of income, shareholders' equity and cash flows of Industrial Holdings, Inc. (a Texas corporation), and subsidiaries for the year ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Industrial Holdings, Inc., and subsidiaries for the year December 31, 1993, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Houston, Texas
March 23, 1994

                   INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                             JUNE 30,                        DECEMBER 31,
                                                                           ------------          ----------------------------------
                                                                                1996                 1995                   1994
                                                                           ------------          ------------          ------------
                                                                            (unaudited)
                     ASSETS
Current assets:
   Cash and equivalents .........................................          $    244,793          $    428,430          $    188,627
   Accounts receivable - trade, net .............................             6,729,562             5,640,253             4,419,263
   Inventories ..................................................             9,345,904             7,945,871             6,658,895
   Equipment held for sale ......................................               100,000               275,000
   Advances to shareholders .....................................                17,436                65,210               192,750
   Notes receivable, current portion ............................               306,627               259,452               180,158
   Other current assets .........................................               425,055               267,330               367,548
                                                                           ------------          ------------          ------------

       Total current assets .....................................            17,169,377            14,881,546            12,007,241
Property and equipment, net .....................................             9,683,180             9,125,422             5,400,497
Notes receivable, less current portion ..........................             1,277,748             1,475,956             1,623,323
Other assets ....................................................               119,458               127,658               115,369
Goodwill and other, net .........................................             1,875,605             1,882,974             1,701,482
                                                                           ------------          ------------          ------------
     Total assets ...............................................          $ 30,125,368          $ 27,493,556          $ 20,847,912
                                                                           ============          ============          ============

      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Notes payable ................................................          $  6,668,030          $  6,688,570          $  4,908,933
   Accounts payable - trade .....................................             5,688,523             4,748,339             3,608,200
   Accrued expenses and other ...................................             1,004,872             1,213,176               715,136
   Current portion of long-term debt ............................               988,851               772,858               520,729
                                                                           ------------          ------------          ------------
        Total current liabilities ...............................            14,350,276            13,422,943             9,752,998
   Long-term debt, less current
        portion .................................................             5,001,834             5,890,849             3,567,954
   Deferred income taxes payable ................................               772,370               576,771               644,193
                                                                           ------------          ------------          ------------
         Total liabilities ......................................            20,124,480            19,890,563            13,965,145
                                                                           ------------          ------------          ------------
Commitments and contingencies (Notes 3 and 9)

Shareholders' equity:
   Common stock $.01 par value, 7,500,000
      shares authorized, 3,641,162,
      3,091,162 and 2,997,750 shares
      issued and outstanding ....................................                36,412                30,912                29,978
   Additional paid-in capital ...................................             9,389,994             7,553,662             7,379,517
   Retained earnings (deficit) ..................................               574,482                18,419              (526,728)
                                                                           ------------          ------------          ------------
           Total shareholders' equity ...........................            10,000,888             7,602,993             6,882,767
                                                                           ------------          ------------          ------------
           Total liabilities and
             shareholders' equity ...............................          $ 30,125,368          $ 27,493,556          $ 20,847,912
                                                                           ============          ============          ============

         The accompanying notes are an integral part of this statement.

                   INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                                                    SIX MONTHS ENDED JUNE 30,                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------     ----------------------------------------------
                                                            (unaudited)
                                                       1996             1995             1995             1994              1993
                                                   ------------     ------------     ------------     ------------     ------------
Sales .........................................    $ 25,627,328     $ 19,722,795     $ 38,983,070     $ 34,730,339     $ 35,112,856
Cost of sales .................................      19,936,905       15,530,349       30,613,569       26,933,180       26,924,068
                                                   ------------     ------------     ------------     ------------     ------------
Gross profit ..................................       5,690,423        4,192,446        8,369,501        7,797,159        8,188,788
                                                   ------------     ------------     ------------     ------------     ------------
Operating expenses:
   Selling, general and administrative ........       4,032,846        3,226,207        6,511,969        6,689,174        6,203,788
   Depreciation and amortization ..............         186,868          200,287          412,722          485,013          477,739
                                                   ------------     ------------     ------------     ------------     ------------
      Total operating expenses ................       4,219,714        3,426,494        6,924,691        7,174,187        6,681,527
                                                   ------------     ------------     ------------     ------------     ------------
Income from operations ........................       1,470,709          765,952        1,444,810          622,972        1,507,261
                                                   ------------     ------------     ------------     ------------     ------------
Other income (expense):

   Interest expense ...........................        (678,221)        (486,175)        (982,254)        (888,506)        (856,593)
   Interest income ............................          60,391           70,698          140,173          130,143          113,478
   Other income (expense) .....................         (10,360)          37,952           17,882          183,537           76,419
                                                   ------------     ------------     ------------     ------------     ------------
      Total other income (expense) ............        (628,190)        (377,525)        (824,199)        (574,826)        (666,696)
                                                   ------------     ------------     ------------     ------------     ------------
Income before income taxes ....................         842,519          388,427          620,611           48,146          840,565
Income tax expense ............................         286,456           34,341           75,464           16,444           77,763
                                                   ------------     ------------     ------------     ------------     ------------
Net income ....................................    $    556,063     $    354,086     $    545,147     $     31,702     $    762,802
                                                   ============     ============     ============     ============     ============
Earnings per share ............................    $        .14     $        .12     $        .17     $        .01     $        .27
                                                   ============     ============     ============     ============     ============

         The accompanying notes are an integral part of this statement.

                   INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  SIX MONTHS ENDED JUNE 30,         YEAR ENDED DECEMBER 31,
                                                                    ----------------------  -----------------------------------
                                                                       1996         1995       1995          1994       1993
                                                                    -----------  ---------  -----------  -----------  ---------
                                                                           (unaudited)
Cash flows from operating activities:
   Net income ..................................................... $   556,063  $ 354,086  $   545,147  $    31,702  $ 762,802
   Adjustments to reconcile net income to net
     cash provided by operating activities:
    Depreciation and amortization .................................     642,763    406,776      865,241      840,234    741,081
    Deferred income tax provision (benefit) .......................     195,599     34,341      (67,422)      20,430     71,763
    Loss on sales of equipment ....................................        --        7,120         --           --       12,998
    Other .........................................................        --         --        (12,289)      11,072    (84,343)

    Changes in current assets and liabilities, net of acquisitions:

         Accounts receivable and advances to
          shareholders ............................................  (1,050,358)  (881,562)  (1,234,064)     196,698   (593,496)
         Inventories ..............................................  (1,400,033)    81,575      178,460     (454,923)    (1,933)
         Notes receivable .........................................     151,033     51,541      208,687      (27,600)    81,711
         Other assets .............................................    (149,525)  (178,159)      18,148      (61,209)    86,015
         Accounts payable .........................................     940,184    528,730      640,139       96,333      7,545
         Accrued expenses .........................................    (208,304)  (228,458)      91,365      (37,620)  (357,927)
         Other liabilities ........................................        --         --           --       (261,203)    14,588
                                                                    -----------  ---------  -----------  -----------  ---------
            Net cash provided (used) by operating
            activities ............................................    (322,578)   175,990    1,233,412      353,914    740,804

Cash flows from investing activities:
   Purchase of property and equipment .............................    (951,743)  (349,704)    (605,878)    (517,896)  (584,795)
   Proceeds from disposal of property
       and equipment ..............................................        --         --          8,036        7,395     19,250
   Purchase of CRivet .............................................        --         --       (826,003)
   Cash obtained in purchase of REX ...............................                                                     322,572
   Additional consideration paid to
      former shareholders of LEC and PVS ..........................     (99,325)   (88,515)    (307,900)     (64,859)  (128,312)
                                                                    -----------  ---------  -----------  -----------  ---------
         Net cash used by investing activities ....................  (1,051,068)  (438,219)  (1,731,745)    (575,360)  (371,285)
                                                                    -----------  ---------  -----------  -----------  ---------

Cash flows from financing activities:
   Net borrowings (repayments) under
       revolving line of credit ...................................     876,131    285,086      442,065      176,473   (414,557)
   Proceeds from notes payable and
     long-term debt ...............................................     184,422                 614,745      909,209    414,156
   Principal payments on notes payable
    and long-term debt ............................................    (950,015)  (145,886)    (593,790)  (1,324,346)  (392,005)
   Proceeds from issuance of common stock .........................   1,080,371                 275,116      418,278     37,500
   Cash paid for offering costs ...................................                                                     (41,513)
                                                                    -----------  ---------  -----------  -----------  ---------
    Net cash provided (used) by
    financing activities ..........................................   1,190,009    139,200      738,136      179,614   (396,419)
                                                                    -----------  ---------  -----------  -----------  ---------

Net increase (decrease) in cash and
   equivalents ....................................................    (183,637)  (123,029)     239,803      (41,832)   (26,900)

Cash and equivalents, beginning of period .........................     428,430    188,627      188,627      230,459    257,359
                                                                    -----------  ---------  -----------  -----------  ---------

Cash and equivalents, end of period ............................... $   244,793  $  65,598  $   428,430  $   188,627  $ 230,459
                                                                    ===========  =========  ===========  ===========  =========

Supplemental disclosure of noncash
   investing and financing activities:
   Common stock issued in exchange for
    REX shares and cancellation of debt ...........................                                                 $ 1,013,863
   Contingent consideration payable to
    shareholders ..................................................                                                     131,833
   Accounts receivable reclassified to
    notes receivable ..............................................        --         --        140,614         --         --
   Purchase of CRivet .............................................        --         --      4,798,316
   Debt converted to equity ....................................... $   804,100       --           --           --         --

Supplemental disclosures of cash flow information: Cash paid for:
    Interest ...................................................... $   267,020  $ 259,856  $ 1,012,880  $   891,211  $ 820,341
    Income taxes ..................................................     145,000       --            786        2,014       --

         The accompanying notes are an integral part of this statement.

                   INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                   YEAR ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                            COMMON STOCK          ADDITIONAL         RETAINED
                                                                        PAR         PAID-IN          EARNINGS
                                                        SHARES         VALUE         CAPITAL         (DEFICIT)           TOTAL
                                                      ----------      -------      -----------       -----------       ------------
Balance, January 1, 1993 .......................       2,262,664      $22,627      $ 5,958,740       $(1,321,232)      $  4,660,135
Issuance of common stock .......................         473,105        4,731        1,005,119              --            1,009,850
Net income .....................................            --           --               --             762,802            762,802
                                                      ----------      -------      -----------       -----------       ------------
Balance, December 31, 1993 .....................       2,735,769       27,358        6,963,859          (558,430)         6,432,787
Issuance of common stock .......................         261,981        2,620          415,658              --              418,278
Net income .....................................            --           --               --              31,702             31,702
                                                      ----------      -------      -----------       -----------       ------------
Balance, December 31, 1994 .....................       2,997,750       29,978        7,379,517          (526,728)         6,882,767
Issuance of common stock .......................          93,412          934          274,182              --              275,116
Shortfall on sale of  stock
by former PVS shareholders-
Note 8 .........................................            --           --           (100,037)             --             (100,037)
Net income .....................................            --           --               --             545,147            545,147
                                                      ----------      -------      -----------       -----------       ------------
Balance, December 31, 1995 .....................       3,091,162       30,912        7,553,662            18,419          7,602,993
Issuance of common stock .......................         335,000        3,350        1,077,021              --            1,080,371
(unaudited)
Conversion of debt to equity ...................         215,000        2,150          801,950              --              804,100
(unaudited)
Shortfall on sale of stock by
former PVS shareholders-
Note 8 (unaudited) .............................            --           --            (42,639)             --              (42,639)
Net income (unaudited) .........................            --           --               --             556,063            556,063
                                                      ----------      -------      -----------       -----------       ------------
Balance, June 30, 1996 (unaudited) .............      $3,641,162      $36,412      $ 9,389,994       $   574,482       $ 10,000,888
                                                      ==========      =======      ===========       ===========       ============

         The accompanying notes are an integral part of this statement.

                   INDUSTRIAL HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION:

Industrial Holdings, Inc. (the Company), incorporated in August 1989, operates five primary segments organized into two divisions: the Fastener Manufacturing and Sales Division comprised of Landreth Engineering Company ("Landreth") and Connecticut Rivet ("CRivet"), acquired in December 1995, (collectively "LEC") which manufacture industrial metal fasteners for sale primarily to manufacturers in the home furniture, home appliance and automotive industries and the Energy Products and Services Division comprised of the Valve Supplies and Sales Group which includes Industrial Municipal Supply Company, Inc. ("IMSCO") and Pipeline Valve Specialty ("PVS") which remanufacture pipeline valves and distribute pipe, valves, fittings and other products primarily to the petrochemical, chemical and petroleum refining industries and to pipeline transportation and storage industries; the New Machine Sales and Service Group which sells new machine tools and provides machine moving services; the Export Crating Group which provides international export crating services; and the Used Machine Sales Group which sells used machine tools. The New Machine Sales and Service, Export Crating and Used Machine Sales Groups comprise The Rex Group ("REX").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Industrial Holdings, Inc. and its wholly-owned subsidiaries (the Companies), LEC, IMSCO, PVS and REX. Significant intercompany balances and transactions have been eliminated upon consolidation. The financial statements include the results of operations of REX and CRivet as of April 1, 1993 and December 7, 1995, respectively (see Note 3).

PROPERTY AND EQUIPMENT

Property and equipment are stated on the basis of cost. Depreciation is computed on straight-line and accelerated methods over the estimated useful lives of the related assets (3 to 15 years for automobiles, furniture and equipment and 31 years for buildings and certain leasehold improvements). Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Earnings are charged with a provision for doubtful accounts based on a current review of the collectibility of the accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. The allowance for doubtful accounts was $80,072 and $62,476 at December 31, 1995 and 1994, respectively.

CREDIT RISK

The Company extends credit to its customers in the normal course of business and generally does not require collateral or other security. The Company performs ongoing credit evaluations of its customers' financial condition and historically has not incurred significant credit losses. Notes receivable are collateralized by land and equipment.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes, where applicable, manufacturing labor and overhead.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair market value of net tangible assets acquired. Goodwill is amortized over 20 years. At December 31, 1995, goodwill was $2,201,916, net of amortization of $423,424. At each balance sheet date, the Company evaluates the realizability of goodwill based on undiscounted cash flows from operations and operating income for subsidiaries having material goodwill balances. Other intangible assets consist primarily of loan origination fees and are amortized over periods not exceeding seven years.

INCOME TAXES

The Company utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided for deferred tax assets which the Company has determined may not be fully realizable.

REVENUE RECOGNITION

Revenues are recognized upon shipment of the product or as the services are performed.

EARNINGS PER SHARE

Earnings per share have been computed based on the weighted average number of common and common equivalent shares outstanding. For the six months ended June 30, 1996 and 1995 and for fiscal 1995, 1994 and 1993, the weighted average common and common equivalent shares were 3,868,158, 3,080,010, 3,149,579, 3,029,574 and 2,828,635 for the purpose of computing primary earnings per share. Fully diluted earnings per share for these periods were the same as primary earnings per share, since the effects of the conversion of the debentures and, in 1993, contingently issuable shares was anti-dilutive.

STATEMENT OF CASH FLOWS

For purposes of the consolidated statement of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less. Changes in assets and liabilities are presented net of the effect of the purchase of the CRivet in 1995 and of REX in 1993.

ESTIMATES

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates made in connection with these financial statements are reasonable.

RECENT ACCOUNTING PRONOUNCEMENTS

In 1995 Financial Accounting Standards No. 121 (FAS 121), Accounting for the Impairment of Long-Lived Assets to Be Disposed Of, was issued and is effective for fiscal years commencing after December 15, 1995. The future adoption of FAS 121 is not expected to have a material effect on the Company's consolidated financial position or operating results.

Financial Accounting Standards No. 123 (FAS 123), Accounting for Stock-Based Compensation was also issued in 1995. FAS 123 becomes effective beginning with the Company's first quarter of 1996, and will not have a material effect on the Company's financial position or results of operations. Upon adoption of FAS 123, the Company will continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees and will provide pro forma disclosures of net income and earnings per share as if the fair value-based method prescribed by FAS 123 has been applied in measuring compensation expense.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such instruments as presented or disclosed in the financial statements.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior-year amounts to conform to the current-year classification.

INTERIM FINANCIAL DATA

The financial data as of June 30, 1996 and for the six months ended June 30, 1996 and 1995 is unaudited; however, in the opinion of Management, the interim data includes all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of financial position and operating results for the interim periods.

NOTE 3 - BUSINESS ACQUISITIONS:

In December 1995, the Company acquired substantially all the fastener manufacturing assets and assumed certain liabilities of the fastener manufacturing division of MRMC, Inc. ("CRivet"). In April 1993, the Company acquired all of the outstanding common stock of REX. The total purchase prices at acquisition were $3,744,229 and $1,013,863, respectively, plus the assumption of certain liabilities. The REX purchase agreement included certain contingencies which can result in adjustments to the purchase prices. Concurrently, the Company entered into employment agreements and noncompetition agreements with certain former shareholders of REX (see Note 9).

These acquisitions have been accounted for by the purchase method of accounting and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values at the date of acquisition as follows:

                                       REX
                                  APRIL 1, 1993

Fair value of assets acquired .................................       $7,008,205
Liabilities assumed ...........................................        2,027,095
Notes assumed .................................................        3,967,247
Common stock issued to sellers at acquisition .................        1,013,863

                                     CRivet
                                DECEMBER 7, 1995
Fair value of assets acquired:
      Inventory .............................................         $1,465,436
      Equipment .............................................          4,101,329
      Other current assets ..................................             57,554
Liabilities assumed or incurred:
     Accounts payable .......................................            500,000
     Accrued expenses .......................................            406,675
     Notes payable or long-term debt ........................          3,891,641
     MRMC accounts payable to LEC ...........................            586,003
     Out of pocket expenses .................................            240,000

The following is a pro forma summary (unaudited) of the combined results of operations for the years ended December 31, 1995 and 1994, assuming the CRivet acquisition had occurred on January 1, 1994 (in 000's):

                                                       1995               1994
                                                    -----------          -------
Sales ....................................          $    47,847          $46,546
                                                    ===========          =======
Net income ...............................          $     1,059          $   522
                                                    ===========          =======
Earnings per share .......................          $       .33          $   .17
                                                    ===========          =======

The pro forma financial information combine the operating results of IHI for 1994 and 1995 with the results of operations for CRivet for the twelve months ended December 31, 1994 and the period from January 1, 1995 through December 6, 1995. The pro forma financial information does not purport to be indicative either of results of operations that would have occurred had the purchase been made at January 1, 1994 or future results of operations of the combined companies.

NOTE 4 - INVENTORIES:

Inventories consist of the following:
                                     JUNE 30,               DECEMBER 31,
                                    ----------       --------------------------
                                      1996             1995              1994
                                    ----------       ----------       ----------
                                            (unaudited)
Raw materials ...............       $1,220,205       $  593,396       $  398,102
Finished goods ..............        6,818,586        6,246,340        5,875,807
Other .......................        1,307,113        1,106,135          384,986
                                    ----------       ----------       ----------
                                    $9,345,904       $7,945,871       $6,658,895
                                    ==========       ==========       ==========


NOTE 5 - NOTES RECEIVABLE:

Notes receivable consist of the following:
                                               JUNE 30,         DECEMBER 31,
                                              ----------    --------------------
                                                 1996        1995        1994
                                                ---------- ---------- ----------
                                                (unaudited)
Mortgage note receivable with interest at
   9.53% due in monthly installments of
   $15,166 through February 2007 secured by
   land and  building ......................... $1,215,972 $1,248,138 $1,308,067

Note receivable from asset sale due in
   monthly installments of $3,790 through
   July 1999, unsecured .......................    125,925    139,624    170,645

Various installment notes and leases
   receivable from equipment inventory sales
   due through 2000, secured by equipment .....    142,327    239,565    313,697

Other notes receivable ........................    100,151    108,081     11,072
                                                ---------- ---------- ----------
                                                 1,584,375  1,735,408  1,803,481
Less current portion ..........................    306,627    259,452    180,158
                                                ---------- ---------- ----------
                                                $1,277,748 $1,475,956 $1,623,323
                                                ========== ========== ==========

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consist of the following:

                                       JUNE 30,            DECEMBER 31,
                                        1996            1995          1994
                                      ------------   ------------   -----------
                                       (unaudited)
Land ...............................  $    243,892   $    243,892   $   243,892
Leasehold improvements .............       487,677        451,869       394,223
Buildings ..........................       882,127        882,127       882,127
Machinery and equipment ............     8,708,967      8,309,897     4,105,155
Office equipment, furniture and
   fixtures ........................       593,528        579,726       513,821
Transportation equipment ...........       526,271        545,633       570,486
Construction in progress ...........       817,043        158,091       105,430
Property under capital leases ......       121,068        121,068       121,068
                                      ------------   ------------   -----------
                                        12,380,573     11,292,303     6,936,202
Less - accumulated depreciation
   and amortization ................    (2,697,393)    (2,166,881)   (1,535,705)
                                      ------------   ------------   -----------
                                      $  9,683,180   $  9,125,422   $ 5,400,497
                                      ============   ============   ===========

                             NOTE 7 - NOTES PAYABLE:

                Notes payable consists of the following:

                                                                                      JUNE 30,                  DECEMBER 31
                                                                                         1996              1995              1994
                                                                                      ----------        ----------        ----------
                                                                                     (unaudited)
Revolving line of credit to a bank which provides for
borrowings up to the lesser of a defined borrowing base or
$8,000,000 at December 31, 1995, $1,536,352, $1,236,304
available at June 30, 1996 and December 31, 1995, principal
due on demand, interest payable monthly at prime plus 1%,
secured by substantially all assets of the Companies .........................        $6,397,130        $5,520,999        $4,778,933

12% convertible promissory note with principal and interest
due December 1, 1996, secured by substantially all assets of the Companies. Principal of $804,100 was converted into IHI
common stock at $3.74 per share in May 1996. The remaining
principal and accrued interest is not convertible ............................           195,900         1,000,000

Non-interest bearing note payable to MRMC, Inc., principal due
       in weekly installments of $5,143 through May 1996 .....................                                                92,571

Notes payable to individuals, principal due on demand, interest
payable monthly at 12%, secured by certain notes receivable ..................            75,000            75,000           130,000
                                                                                      ----------        ----------        ----------
                                                                                      $6,668,030        $6,688,570        $4,908,933
                                                                                      ==========        ==========        ==========

                            NOTE 8 - LONG-TERM DEBT:

                    Long-term debt consists of the following:

                                                                                       JUNE 30,                 DECEMBER 31
                                                                                         1996              1995             1994
                                                                                      ----------        ----------        ----------
                                                                                     (unaudited)
9.85% term loan payable in monthly installments of $53,620
including interest, maturing December 1, 2001 and secured by
CRivet machinery and equipment acquired ......................................        $2,670,090        $2,800,000              --

12% convertible debenture due October 1, 1999, with
principal of $25,000 commencing November 1, 1997 and
interest payable monthly. Guaranteed by PVS and secured by
the common stock of IMSCO and LEC. Debenture is convertible
into IHI common stock at $3.26 per share .....................................         1,875,000         2,475,000        $2,500,000

Note payable to bank with monthly principal payments of
$6,240 plus interest at prime (8.5% at December 31, 1995)
plus 1/2%, maturing on December 1, 2004, secured by real
estate property ..............................................................           616,108           653,548           734,668

Note payable to a bank with monthly principal payments of
$13,333 plus interest at prime (8.5% at December 31, 1995)
plus 2%, maturing on November 1, 1997, secured by
substantially all assets of LEC, IMSCO and PVS ...............................           186,784           266,783           440,117

Notes payable to a bank, payable in monthly installments of
$6,351 plus interest at 9% to 10.5%, maturing through
Novem-ber 1, 1999, secured by certain equipment ..............................           451,659           187,237            99,245

Non-interest bearing notes payable to certain former vendors of CRivet, principal due in monthly installments of $5,475
through December 1997 ........................................................           109,084           141,936              --

Various installment notes, payable in monthly installments
through 1999, including interest ranging from 9% to 11.7%,
secured by transportation and other equipment ................................            81,960           139,203           314,653
                                                                                      ----------        ----------        ----------
                                                                                       5,990,685         6,663,707         4,088,683
                                  Less - current portion .....................           988,851           772,858           520,729
                                                                                      ----------        ----------        ----------
                                                                                      $5,001,834        $5,890,849        $3,567,954
                                                                                      ==========        ==========        ==========

The aggregate maturities of long-term debt at December 31, 1995 are as follows:

Year ended December 31:
1996, including prepayment
(see below) ..........................................                $1,372,858
1997 .................................................                   812,682
1998 .................................................                   862,141
1999 .................................................                 2,117,379
2000 .................................................                   619,208
Thereafter ...........................................                   879,439
                                                                      ----------
                                                                      $6,663,707
                                                                      ==========

The convertible debenture agreement contains restrictive covenants which, among other things, requires the Company and its subsidiaries to maintain minimum amounts of net worth, debt-to-equity ratios, working capital, interest coverage and fixed charge coverage. The Company is also required to notify the holder if a material adverse change occurs, and the ability of subsidiaries to declare dividends to the Company is restricted.

The 12% convertible debentures are subject to redemption at the Company's option at a rate of 115 percent, 110 percent and 105 percent of the notes in the 12 months ending October 1, 1996, 1997 and 1998. If common stock is issued for consideration per share less than the $3.26 conversion price of the debentures, then the conversion price of the debentures is reduced to the consideration per share received by the Company. In March 1996, the Company paid $600,000 to the holder of the 12% convertible debentures in payment of current and future principal payments totaling that amount. The holder waived any prepayment penalty associated with this prepayment. Additionally, the holder agreed not to convert any debentures into common stock in 1996. The Company issued to the holder warrants to purchase 50,000 shares of common stock at $4.00 per share. Additionally, at December 31, 1995 the Company has classified $350,000 of the convertible debenture due within one year as long-term debt since in March 1996 the Company had repaid all current amounts through monies raised through the sale of common stock (See Note 11). For the majority of the Company's debt, certain events of default occur if the Company defaults on any other indebtedness.

NOTE 9- COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS:

The Companies have entered into noncancelable operating leases with related parties (former shareholders of Landreth) and other third parties expiring in various years through 2002. Rent payments to the former shareholders of Landreth were $106,800 annually for the years 1995, 1994 and 1993. Operating leases relate to offices, buildings and certain equipment. Aggregate rent expense on such leases amounted to $657,328, $592,589 and $486,431 for the years 1995, 1994 and 1993. Future minimum lease payments at June 30, 1996 are as follows:

Year ended December 31:
1996 (from July 1 to Dec. 31) .............................           $  408,277
1997 ......................................................              691,461
1998 ......................................................              666,565
1999 ......................................................              648,311
2000 ......................................................              271,346
Thereafter ................................................              242,800
                                                                      ----------
                                                                      $2,928,760
                                                                      ==========

The lease with the former shareholders of Landreth is for a period of ten years through 2002 with an option to renew for a further five years. The Company has an option to purchase the leased premises at a price equal to the outstanding indebtedness at the time the option is exercised. In addition, the Company may be obligated to purchase the leased premises under certain conditions specified in the lease agreement.

In connection with the purchase of PVS, the former PVS shareholders agreed not to sell their shares except in accordance with an agreement with the Company. The Company was obligated to pay two of the former PVS shareholders the difference between $5 and the proceeds they receive upon sale of their common stock. During 1993, the Company paid the former PVS shareholders $48,512 for shares sold pursuant to this agreement. At December 31, 1995 and 1994, the Company had advances to these shareholders of $48,750 and $192,750, which were secured by 9,750 and 38,550 shares, respectively. The number of shares remaining under this obligation is 89,950 at December 31, 1995. At June 30, 1996, the Company had no advances to these shareholders and there was no further obligation under this agreement.

In connection with the purchase of Landreth, the former Landreth shareholders are entitled to additional consideration based upon the level of Landreth's pretax profits through September 1997, not to exceed $500,000 in the aggregate. For the six months ended June 30, 1996 and 1995 and for fiscal 1995, 1994 and 1993, the Company paid these shareholders $99,320, $88,515, $207,863, $64,859 and $79,800 as additional consideration.

In connection with the purchase of REX, the Company granted the former shareholders of REX the right to receive additional shares of common stock based on target levels of after-tax earnings, as defined in the purchase agreement, for 1995, 1994 and 1993. For 1993, REX met this target level of after-tax earnings, and included in payable to shareholders at December 31, 1993 is $131,833 related to 55,276 shares which were distributed to these shareholders in 1994. The target level was not met for 1994 or 1995.

In addition, the Company had an employment agreement with a former REX shareholder that expired in 1995. Under the agreement, the former shareholder earned 10,000 shares of common stock in 1993, 11,667 shares of common stock in 1994 and 2,333 shares of common stock in 1995.

In 1993, the Company sold approximately $396,000 of land, buildings and accounts receivable in partial settlement of liabilities totaling approximately $487,000 to a shareholder of the Company. The Company issued 33,205 shares of common stock in 1994 to settle the remaining $91,000 liability to this shareholder.

The Company is involved in litigation arising in the ordinary course of its business. In the opinion of management, the ultimate liability, if any, as a result of the above matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE 10 - INCOME TAXES:

The provision for income taxes is as follows:

                               SIX MONTHS ENDED               YEAR ENDED
                                   JUNE 30,                   DECEMBER 31,
                               -----------------  ------------------------------
                                 1996     1995      1995        1994      1993
                               --------  -------  ---------   --------   -------
                                   (unaudited)
Current .....................  $ 90,857     --    $ 142,886   $ (3,986)  $ 6,000

Deferred ....................   195,599  $34,341    (67,422)    20,430    71,763
                               --------  -------  ---------   --------   -------
Income tax expense ..........  $286,456  $34,341  $  75,464   $ 16,444   $77,763
                               ========  =======  =========   ========   =======

The Company and its subsidiaries file a consolidated federal income tax return. At December 31, 1995, the Company has net operating loss (NOL) carryforwards of approximately $1,715,000 for income tax purposes which expire in 2005 through 2007. These losses may presently be offset against the future income of the applicable subsidiary only. Due to the significant change in ownership as a result of the initial public offering, the Company is restricted in the amount of net operating losses that can be utilized annually in reducing future taxable income, such amount being approximately $401,000 per year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the carrying amounts for income tax purposes, primarily resulting from the acquisitions of PVS, LEC and REX. During 1995, the Company reduced the deferred tax asset valuation allowance to reflect the deferred tax assets used in 1995 (approximately $26,000) and to recognize a deferred tax asset of $197,000. The recognized deferred tax asset is based upon expected utilization of net operating loss carryforwards and reversal of certain temporary differences. The Company has assessed its past earnings history and trends and that of its subsidiary, REX, as well as expected revenues, cost reductions and expiration dates of carryforwards and has determined that it is more likely than not these deferred tax assets will be realized. The remaining valuation allowance is maintained on deferred tax assets which the Company has not determined to be more likely than not realizable at this time. The Company will continue to review this valuation allowance on a quarterly basis and make adjustments as appropriate.

The major components of deferred income tax assets and liabilities are as follows:

                                                  JUNE 30,          DECEMBER 31,
                                                    1996         1995          1994
                                                -----------   -----------   -----------
                                                (unaudited)
Deferred income tax liabilities:
      Depreciation ...........................  $(1,180,718)  $(1,125,378)  $(1,103,576)
      Other ..................................     (194,789)     (194,789)     (197,495)
                                                -----------   -----------   -----------

        Total deferred income tax liabilities    (1,375,507)   (1,320,167)   (1,301,071)

Deferred income tax assets:
     Net operating loss carryforwards ........      406,054       582,613       677,554
     Other ...................................      395,956       399,656       441,307
                                                -----------   -----------   -----------

        Total deferred income tax assets .....      802,010       982,269     1,118,861
                                                -----------   -----------   -----------

Deferred income tax assets valuation allowance     (198,873)     (238,873)     (461,983)
                                                -----------   -----------   -----------

Deferred income taxes payable ................  $  (772,370)  $  (576,771)  $  (644,193)
                                                ===========   ===========   ===========

A reconciliation of income tax computed at statutory rates to income tax expense is as follows:

                                        JUNE 30,                    DECEMBER 31,
                                 ---------------------   --------------------------------
                                   1996        1995         1995       1994        1993
                                 ---------   ---------   ---------   --------   ---------
                                       (unaudited)
Tax at statutory rate .........  $ 286,456   $ 132,065   $ 211,008   $ 16,370   $ 285,792
Effect of permanent differences     40,000      29,125      58,249     47,587      28,090
Reduction in valuation
   allowance ..................    (40,000)   (126,849)   (223,110)    (2,500)   (167,724)
Other .........................       --          --        29,317    (45,013)    (68,395)
                                 ---------   ---------   ---------   --------   ---------
                                 $ 286,456   $  34,341   $  75,464   $ 16,444   $  77,763
                                 =========   =========   =========   ========   =========

NOTE 11 - SHAREHOLDERS' EQUITY:

The Company has authorized 7,500,000 shares of $.01 par value preferred stock. No shares are issued or outstanding.

WARRANTS TO ACQUIRE COMMON STOCK

The following table sets forth the outstanding warrants to acquire 1,895,000 and 1,830,000 shares of common stock as of June 30, 1996 and December 31, 1995:

                                                                                                                  NUMBER OF
                                                                                                                  COMMON SHARES
                                                                                                       June 30,         December 31,
                            SECURITY                                                                     1996                  1995
                            --------                                                                  -----------            -------
                                                                                                      (unaudited)
Class A redeemable warrants to acquire common stock at $6.00 per share issued in connection with initial public offering, currently exercisable, expiring on January 15, 1997,
redeemable if closing bid equals or exceeds $8.00 for 20
consecutive days ...........................................................................             575,000             575,000

Class B redeemable warrants to acquire common stock at
$10.00 per share issued in connection with initial public
offering, currently exercisable, expiring on January 15,
1997, redeemable if closing bid price equals or exceeds
$12.00 for 20 consecutive days .............................................................             575,000             575,000

Warrant to purchase 115,000 shares of common stock at $6.15
per share issued in connection with initial public offering,
currently exercisable, expiring on January 15, 1997 ........................................             115,000             115,000

Warrant to acquire common stock at $2.50 per share issued to
officer, currently exercisable, expiring on December 31, 1998 ..............................              25,000              25,000

Warrants to acquire common stock $4.00 per share, currently
exercisable, expiring on January 15, 1997 ..................................................              30,000              30,000

Warrant to acquire common stock at $5.00 per share issued in connection with private financing, currently exercisable,
expiring on January 23, 1997 ...............................................................              30,000              30,000

                                            F-17

Warrant to acquire common stock at $7.50 per share issued in connection
with private financing, currently exercisable, expiring on January 23, 1997 ......................        30,000              30,000

Warrant to acquire common stock at $3.27 per share issued in connection
with private financing, currently exercisable, expiring on December 8, 2000 ......................        400,000            400,000

Warrant to acquire common stock at $3.80 per share, currently exercisable,
expiring on December 20, 1998 ....................................................................        50,000              50,000

Warrant to acquire common stock at $5.00 per share currently exercisable,
expiring on January 10, 1999 .....................................................................        15,000                --

Warrant to acquire common stock at $4.00 per share issued in connection with
early payment of debt, currently excisable expiring on March 31, 1998 ............................        50,000                --

No value was assigned to any of the above warrants as management deemed the values to be immaterial at the respective dates issued.

STOCK OPTIONS ISSUED TO EMPLOYEES AND DIRECTORS.

Under various stock option plans, the Company may issue incentive and nonqualified stock options covering 605,000 shares of common stock to employees and directors. Awards under the plans are made at no less than fair market value and are generally exercisable immediately to periods of up to six years. At December 31, 1995, there were 211,080 shares of common stock available for issuance of options under the plans. At June 30, 1996, there were no shares of common stock available for issuance of options under the employee plan and 20,000 available under the directors plan.

Transactions of the plans are summarized as follows:

                                                                                 STOCK OPTIONS
                                                                  ----------------------------------------              EXERCISE
                                                                  INCENTIVE       NONQUALIFIED      TOTAL                 PRICE
                                                                   --------        -------        --------            -------------
Outstanding at January 1, 1993 .........................             20,000           --            20,000            $1.00-$4.00
   Granted in 1993 .....................................            158,000           --           158,000            $    3.125
   Exercised in 1993 ...................................             (2,500)          --            (2,500)           $    1.00
                                                                   --------        -------        --------            -------------

Outstanding at December 31, 1993 .......................            175,500           --           175,500            $1.00-$4.00
   Granted in 1994 .....................................             75,000         60,000         135,000            $    2.375
   Expired in 1994 .....................................             (5,000)          --            (5,000)           $    3.125
   Exercised in 1994 ...................................             (7,500)          --            (7,500)           $    1.00
                                                                   --------        -------        --------            -------------
Outstanding at December 31, 1994 .......................            238,000         60,000         298,000            $2.375-$4.00
   Granted in 1995 .....................................             25,000           --            25,000            $    3.31
   Exercised in 1995 ...................................            (10,000)          --           (10,000)           $2.375-$3.125
                                                                   --------        -------        --------            -------------

Outstanding at December 31, 1995 .......................            253,000         60,000         313,000            $2.375-$4.00
   Granted in 1996 (unaudited) .........................            211,000         25,000         236,000            $    4.06
   Expired in 1996 (unaudited) .........................             (3,000)          --            (3,000)                3.125
   Exercised in 1996 (unaudited) .......................            (30,000)        (5,000)        (35,000)           $2.375-$3.125
                                                                   --------        -------        --------            -------------

Outstanding at June 30, 1996 ...........................            431,000         80,000         511,000            $2.375-$4.06
     (unaudited) .......................................           ========         ======         =======            ==============

In May 1996, the holder of the 12% convertible promissory note converted $804,100 of outstanding principal at $3.74 per share to 215,000 shares of common stock (See Note 7).

In March 1996, the Company sold 300,000 shares of common stock in a private placement. The proceeds from this sale were approximately $1,020,000. Of this amount, $600,000 was used to prepay a portion of the 12% convertible debenture (see Note 8).

NOTE 12 - SAVINGS PLAN:

On October 1, 1993, the Company implemented a 401(k) savings plan which permits participants to contribute up to 18 percent of their compensation each year. The Company will match at least 50 percent of a participant's contributions, up to a maximum of 3 percent of gross pay. The Company's results of operations reflect expenses associated with the plan of approximately $31,500, $30,500 and $11,500 for 1995, 1994 and 1993.

NOTE 13 - SEGMENT INFORMATION:

The Company has five operating business groups: manufacture and sale of fasteners; valve and industrial supplies sales; new machine sales and related services; export crating; and used machine sales. Summarized financial information by business segment for 1995, 1994 and 1993 is presented below.

                                                              ENERGY PRODUCTS AND SERVICES DIVISION
                                 ---------------------------------------------------------------------------
                                                                     NEW                             USED
                                                 VALVE AND      MACHINE SALES       EXPORT          MACHINE
                                 FASTENERS        SUPPLIES      AND SERVICES        CRATING          SALES
                                 ----------     -----------     --------------    -----------     -----------
1995

Operating revenues............  $13,204,532     $13,449,344       $9,868,209      $1,817,877      $  643,108
Operating profit (loss).......    1,235,367         687,475          280,274        (31,467)        (88,958)
Identifiable assets...........   14,700,531       6,856,931        2,336,904         841,555       2,273,781
Depreciation and amortization.      330,462         189,462           59,997         106,318           6,071
Capital expenditures..........      478,908          35,891           34,966          42,604           1,549

1994

Operating revenues............  $12,261,602      13,672,512       $5,918,642      $2,530,879      $  346,704
Operating profit (loss).......    1,080,619         480,849           20,364       (107,957)       (299,357)
Identifiable assets...........    8,199,794       7,066,646        2,274,256         722,887       2,265,664
Depreciation and amortization.      328,120         318,535           49,747          69,206           5,620
Capital expenditures..........      248,102          66,968           22,279         157,395           1,194

1993

Operating revenues............  $10,745,238     $15,012,648       $5,142,004      $3,065,507      $1,147,459
Operating profit..............      414,819         450,651           47,960         374,499          30,360
Identifiable assets...........    7,733,334       7,601,787        2,426,918       1,239,091       2,597,135
Depreciation and amortization.      288,263         316,999           33,147          42,310           3,809
Capital expenditures..........      531,765          24,359            3,517           9,395          15,760

Operating profit (loss) is total revenues less cost of sales and operating expenses. Corporate expenses and income taxes have not been included in the computation of operating profit (loss) of individual segments.

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized quarterly financial data for the quarters ended March 31, 1996 and June 30, 1996 and for fiscal 1995 and 1994 are as follows (in thousands, except per share data):


                                  MARCH 31   JUNE 30  SEPTEMBER 30   DECEMBER 31
                                  --------   -------  ------------   -----------

1996

Sales ........................... $12,015    $ 13,612

Gross profit ....................   2,718       2,973

Net income ......................     237         319

Earnings per share ..............    0.07        0.07

1995

Sales ........................... $10,406    $  9,317     $ 9,072        $10,188

Gross profit ....................   2,043       2,149       2,094          2,084

Net income ......................     202         152         130             61

Earnings per share ..............    0.07        0.05        0.04           0.01

1994

Sales ........................... $ 9,148    $  9,066     $ 7,575        $ 8,941

Gross profit ....................   2,200       2,113       1,857          1,627

Net income (loss) ...............     167        (142)       (163)           170

Earnings (loss) per share .......    0.06       (0.05)      (0.05)          0.05


Reclassifications of amounts have been made from selling, general and administrative expenses to cost of sales for the quarters ended March 31, June 30 and September 30, 1995 to conform to the classification in the quarter ended December 31, 1995.

December 27, 1995

MRMC, Inc.
857 Bridgeport Ave.
Milford, CT  06460

Gentlemen:

We have audited the accompanying statement of assets sold and liabilities assumed of MRMC, Inc.'s Fastener Division as of June 30, 1995, and the related statements of direct revenues and direct expenses for the three years then ended. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets sold and liabilities assumed and the related statement of direct revenues and direct expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall presentation of these statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statements were prepared for inclusion in the Securities and Exchange Commission Current Report on Form 8-K of Industrial Holdings, Inc.
(IHI) as described in Note 2 and are not intended to be a complete presentation of MRMC, Inc.'s financial position or results of operations.

In our opinion, the statements referred to above present fairly, in all material respects the assets sold and liabilities assumed as of June 30, 1995 and the direct revenues and direct expenses of MRMC, Inc.'s Fastener Division for the three years then ended in conformity with generally accepted accounting principles.

Respectfully submitted,

GOLDBERG and ZUFFELATO, P.C.

                         MRMC, INC.'S FASTENER DIVISION
                STATEMENT OF ASSETS SOLD AND LIABILITIES ASSUMED
                                  JUNE 30, 1995
                                 (000'S OMITTED)



Assets sold:

  Inventory (Note 5) ..............................        $1,537

  Machinery and equipment .........................         4,138
  Less: Accumulated depreciation...................        (1,542)
                                                            2,596

        Total assets sold .........................        $4,133
                                                           ======



Liabilities assumed:

  Accounts payable ................................        $1,217
  Vacation accrual ................................           107
                                                           ------

      Total liabilities assumed ...................        $1,324
                                                           ======

                 See Accountant's Letter and Notes to Statement
                   of Assets Sold and Liabilities Assumed and
                Statement of Direct Revenues and Direct Expenses

                         MRMC, INC.'S FASTENER DIVISION
                STATEMENT OF DIRECT REVENUES AND DIRECT EXPENSES
                                 (000'S OMITTED)


                                                        FOR THE YEAR ENDED
                                                             JUNE 30

                                                   1995        1994       1993
                                                 -------     -------     -------

Sales ......................................     $12,530     $10,550     $10,665

Direct expenses:
  Cost of products sold-(Note 3) ...........      10,244       9,000       7,893
  Engineering costs ........................         177         216         207
  Selling expenses .........................         896       1,051         954
                                                 -------     -------     -------
   Total direct expenses ...................      11,317      10,267       9,054
                                                 -------     -------     -------

Excess of direct revenues
  over direct expenses .....................     $ 1,213     $   283     $ 1,611
                                                 =======     =======     =======

                 See Accountant's Letter and Notes to Statement
                   of Assets Sold and Liabilities Assumed and
                Statement of Direct Revenues and Direct Expenses

                         MRMC, INC.'S FASTENER DIVISION
            NOTES TO STATEMENT OF ASSETS SOLD AND LIABILITIES ASSUMED
              AND STATEMENT OF DIRECT REVENUES AND DIRECT EXPENSES

NOTE 1  DESCRIPTION OF BUSINESS AND ASSET PURCHASE

               The MRMC, Inc. Connecticut Fastener Division (the "Division") manufactures, sells and distributes cold formed rivets and other fastening devices. On December 7, 1995, Landreth Engineering Company, Inc. ("LEC"), a wholly owned subsidiary of IHI, acquired certain assets and assumed certain liabilities of the Division. The assets acquired included inventory and machinery and equipment.

NOTE 2  BASIS OF PRESENTATION

               The accompanying statements of assets sold and liabilities assumed as of June 30, 1995 and direct revenues and direct expenses for the three years then ended have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Current Report on Form 8-K of IHI.

               The statement of assets sold and liabilities assumed includes the amounts of certain assets and certain liabilities of the Division at June 30, 1995. Assets sold and liabilities assumed are specifically identified in Schedules of the Purchase Agreement by and among IHI, LEC and MRMC, Inc. dated November 9, 1995.

               The statement of direct revenues and direct expenses includes only those revenues and expenses directly related to the manufacture and sale of fasteners by the Division as well as an allocation of certain expenses directly related to the manufacture of fasteners (See Note 3). This statement does not include depreciation and amortization, general and administrative costs, interest expense or any other indirect expense.

NOTE 3  ALLOCATION OF EXPENSES

               MRMC, Inc.'s Connecticut facility was shared by two divisions, the Fastener Division and the Assembly Systems Division. Historically, MRMC, Inc. has allocated certain shared expenses relating to the facility to each of the divisions. These allocated expenses which are included in the cost of products sold are as follows for the year ended June 30.

                              1995          1994            1993
                              ----          ----            ----

Utilities                   $ 328          $ 307          $ 270
Plant insurance                54             32             96
Property taxes                 72            108             92
                            -----           ----           ----
                           $  454           $447          $ 458
                           ======           ====          =====

NOTE 4  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               Inventories are valued at the lower of cost or market determined by the first-in, first-out method.

               Machinery and Equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets or five to twelve years.

NOTE 5  INVENTORIES

               Inventories consist of the following at June 30, 1995:

                             Raw Materials        $   792
                             Work in Process          133
                             Finished Goods           612
                                                  -------
                                                   $1,537

                         MRMC, INC.'S FASTENER DIVISION
          STATEMENT OF ASSETS SOLD AND LIABILITIES ASSUMED (UNAUDITED)
                                DECEMBER 7, 1995
                                 (000'S OMITTED)

                                                                     DECEMBER 7,
                                                                        1995
                                                                     -----------
Assets sold:

Inventory, net (Note B) .......................................         $   948
Prepaid expenses ..............................................              28
Machinery and equipment .......................................           4,138
Less:  Accumulated depreciation ...............................          (1,691)
                                                                        --------
                                                                          2,447
                                                                        --------
               Total assets sold ..............................         $ 3,423
                                                                        =======

Liabilities assumed:

Accounts payable ..............................................         $ 1,217
Vacation accrual ..............................................             107

               Total liabilities assumed ......................         $ 1,324
                                                                        =======

                            See notes to statements.

                          MRMC, INC. FASTENER DIVISION
          STATEMENT OF DIRECT REVENUES AND DIRECT EXPENSES (UNAUDITED)
            FOR THE PERIOD FROM JULY 1, 1995 THROUGH DECEMBER 7, 1995
                                 (000'S OMITTED)

Sales ...........................................................         $4,259

Direct expenses:
     Cost of products sold - (Notes B and C) ....................          3,752
     Engineering costs ..........................................             44
     Selling expenses ...........................................            298
                                                                          ------
         Total direct expenses ..................................          4,094

Excess of direct revenues
     over direct expenses .......................................         $  165
                                                                          ======
                            See notes to statements.

                          MRMC, INC. FASTENER DIVISION
                         NOTES TO STATEMENTS (UNAUDITED)
                                DECEMBER 7, 1995

NOTE A  BASIS OF PRESENTATION

     The MRMC, Inc. Connecticut Fastener Division (the "Division") manufactures, sells and distributes cold formed rivets and other fastening devices. On December 7, 1995, Landreth Engineering Company, Inc. ("LEC"), a wholly owned subsidiary of Industrial Holdings, Inc. ("IHI"), acquired certain assets and assumed certain liabilities of the Division. The assets acquired included inventory and machinery and equipment.

     The accompanying statements of assets sold and liabilities assumed and direct revenues and direct expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Results for the three month period from July 1, 1995 through December 7, 1995 are not necessarily indicative of the results that may be expected for the twelve months ended December 31, 1995. For further information, refer to the financial statements and footnotes thereto included in MRMC, Inc.'s Fastener Division Statements for the year ended June 30, 1995.

     The statement of direct revenues and direct expenses includes only those revenues and expenses directly related to the manufacture and sale of fasteners by the Division as well as an allocation of certain expenses directly related to the manufacture of fasteners. This statement does not include depreciation and amortization, general and administrative costs, interest expense or any other indirect expense.

NOTE B      INVENTORY

            Inventory consists of the following:
                                                                     December 7,
                                                                        1995

Raw  materials .............................................            $260
Finished goods .............................................             465
Work in process ............................................             223
                                                                        ----
                                                                        $948

     The December 7, 1995 inventory amounts include a $389,000 reserve for nonmerchantible inventory. Accordingly, a $389,000 charge is included in cost of products sold for the period ended December 7, 1995.

NOTE C      ALLOCATION OF EXPENSES

     MRMC, Inc.'s Connecticut facility was shared by two divisions, the Fastener Division and the Assembly Systems Division. Historically, MRMC, Inc. has allocated certain shared expenses relating to the facility to each of the divisions. These allocated expenses which are included in the cost of products sold are as follows for the period presented. 1994

Utilities ..................................................         $145
Plant insurance ............................................           25
Property taxes .............................................           25
                                                                     ----
                                                                     $195

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
American Rivet Company, Inc:


We have audited the accompanying balance sheets of American Rivet Company, Inc. as of August 31, 1995 and 1994, and the related statements of operations and retained earnings and cash flows for each of the years in the three-year period ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Rivet Company, Inc. as of August 31, 1995 and 1994 and the results of its operations and its cash flows for the years in the three-year period ended August 31, 1995.

As discussed in notes 1 and 2 to the financial statements, the Company changed its method of accounting for investments classified as available-for-sale, as of September 1, 1994.

KPMG Peat Marwick LLP

October 13, 1995, except as to note 8, which is as of November 6, 1996

AMERICAN RIVET COMPANY, INC.

Balance Sheets

June 30, 1996, August 31, 1995 and 1994

=====================================================================================
                                                    (Unaudited)
                     ASSETS                            1996         1995       1994
-------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents ......................  $  798,380  1,105,816    596,353
   Marketable securities ..........................   1,647,598  1,706,113  1,634,497
   Accounts and notes receivable:
     Trade, net of allowance of $20,000 in 1996,
       1995 and 1994 ..............................   1,315,473  1,155,708  1,122,315
     Officer and employee receivables .............        --       16,163     25,299
     Other ........................................       1,104      2,514        432
   Income taxes receivable ........................        --         --        2,594
   Inventories ....................................     584,125    669,280    616,788
   Prepaid expenses ...............................         608     18,214     27,264
   Deferred income taxes ..........................      64,164     64,164     48,642
-------------------------------------------------------------------------------------
Total current assets ..............................   4,411,452  4,737,972  4,074,184
-------------------------------------------------------------------------------------
Other assets:
   Deferred income taxes ..........................      26,793     26,793     15,915
   Deposits .......................................     148,443    152,113        541
   Cash surrender value of officers' life insurance     121,715    107,405     90,235
-------------------------------------------------------------------------------------
                                                        296,951    286,311    106,691
-------------------------------------------------------------------------------------
Property, plant and equipment, net of accumulated
    depreciation ..................................   1,900,960  1,487,915  1,388,268
Intangible assets:
   Goodwill .......................................     117,254    117,254    117,254
   Organizational expense .........................         958        958        958
-------------------------------------------------------------------------------------
                                                        118,212    118,212    118,212
-------------------------------------------------------------------------------------
Deferred charges ..................................     173,225    155,237    165,500
-------------------------------------------------------------------------------------
                                                     $6,900,800  6,785,647  5,852,855
=====================================================================================

See accompanying notes to financial statements.

AMERICAN RIVET COMPANY, INC.

Balance Sheets

June 30, 1996, August 31, 1995 and 1994

=========================================================================================
                                                         (Unaudited)
         LIABILITIES AND STOCKHOLDERS' EQUITY                1996      1995       1994
-----------------------------------------------------------------------------------------
Current liabilities:
   Accounts payable - trade ...........................  $  236,767    196,332     71,158
   Accrued liabilities:
      Salaries, wages, and commissions ................      53,071     90,099     78,698
      Property taxes ..................................     132,140    150,519     81,895
      Profit-sharing trust ............................      51,167    106,554     96,725
      Payroll taxes ...................................       6,241     23,626     12,219
      Deferred compensation ...........................      22,928     21,597     19,942
      Dividends .......................................        --       78,000     39,000
      Insurance .......................................      70,674     70,674     71,047
      Income taxes ....................................      39,206     87,706       --
      Waste removal ...................................      42,000     42,000      6,000
      Other ...........................................       6,045        924        654
-----------------------------------------------------------------------------------------
Total current liabilities .............................     660,239    868,031    477,338
-----------------------------------------------------------------------------------------
Deferred compensation .................................     427,301    418,616    405,161
-----------------------------------------------------------------------------------------
Total liabilities .....................................   1,087,540  1,286,647    882,499
-----------------------------------------------------------------------------------------
Stockholders' equity:
   Net unrealized gain on marketable securities .......     176,743    122,846       --
   Common stock, par value $10 per share.  Authorized
      1,000,000 shares; issued 100,000 shares .........   1,000,000  1,000,000  1,000,000
   Retained earnings ..................................   5,144,637  4,884,274  4,478,476
-----------------------------------------------------------------------------------------
                                                          6,321,380  6,007,120  5,478,476
    Less common stock held in treasury, at cost, 22,000
      shares ..........................................     508,120    508,120    508,120
-----------------------------------------------------------------------------------------
Total stockholders' equity ............................   5,813,260  5,499,000  4,970,356
-----------------------------------------------------------------------------------------
                                                         $6,900,800  6,785,647  5,852,855
=========================================================================================

AMERICAN RIVET COMPANY, INC.

Statement of Operations and Retained Earnings

Ten months ended June 30, 1996 and 1995, and years ended August 31, 1995, 1994 and 1993

============================================================================================================
                                                   (UNAUDITED)
                                              June            June
                                              1996            1995         1995          1994         1993
------------------------------------------------------------------------------------------------------------
Gross sales ...............................  $ 7,431,141    7,910,731    9,188,341    8,666,053    7,948,070
Returns and allowances ....................       51,961       22,103       37,911       30,075       29,475
------------------------------------------------------------------------------------------------------------
Net sales .................................    7,379,180    7,888,628    9,150,430    8,635,978    7,918,595
Cost of sales .............................    5,735,347    5,885,455    6,880,036    6,590,781    6,052,038
------------------------------------------------------------------------------------------------------------
Gross profit ..............................    1,643,833    2,003,173    2,270,394    2,045,197    1,866,557
Selling and administrative expenses .......    1,252,994    1,274,924    1,520,403    1,445,371    1,367,909
------------------------------------------------------------------------------------------------------------
Income from operations ....................      390,839      728,249      749,991      599,826      498,648
------------------------------------------------------------------------------------------------------------
Other income (expense);
   Investment income, net .................       86,962       93,950      113,514       88,634       77,926
   Deferred compensation expense ..........       (7,242)      (7,694)      (9,281)      (7,590)     (14,141)
   Realized gain (loss) on securities
     transactions, net ....................       21,129       (4,678)       7,871          105       11,196
   Gain on sale of property, plant, and
       equipment ..........................        5,000       54,093       54,093          500         --
   Unclassified ...........................         (825)       1,722        1,510          638       13,261
------------------------------------------------------------------------------------------------------------
                                                 105,024      137,393      167,707       82,287       88,242
------------------------------------------------------------------------------------------------------------
Income before income taxes ................      495,863      865,642      917,698      682,113      586,890
Income tax expense ........................      196,500      329,800      355,900      253,200      219,700
------------------------------------------------------------------------------------------------------------
Net income ................................      299,363      535,842      561,798      428,913      367,190
Retained earnings at beginning of year ....    4,884,274    4,478,476    4,478,476    4,166,563    4,002,173
Cash dividends paid or accrued per share of
   $.50, $2.00, $1.50 and $2.60 in 1996,
   1995, 1994 and 1993 respectively .......      (39,000)     (78,000)    (156,000)    (117,000)    (202,800)
------------------------------------------------------------------------------------------------------------
Retained earnings at end of year ..........  $ 5,144,637    4,936,318    4,884,274    4,478,476    4,166,563
============================================================================================================

See accompanying notes to financial statements.

AMERICAN RIVET COMPANY, INC.

      Statements of Cash Flows

   Ten months ended June 30, 1996 and 1995, and years ended August 31, 1995, 1994 and 1993

====================================================================================================================================
                                                                              (Unaudited)
                                                                            ----------------
                                                                            June        June
                                                                            1996        1995        1995        1994         1993
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income ..........................................................  $   299,363    535,842      561,798    428,913    367,190
 Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation ......................................................      196,871    169,442      217,700    214,860    227,909
   Deferred income taxes .............................................         --         --        (26,400)   (38,800)   (17,700)
   Deferred compensation .............................................       27,774     27,771       15,110     14,918     18,971
   Gain on sale of property, plant, and equipment ....................       (5,000)   (54,093)     (54,093)      (500)   (17,514)
   Gain on sale of marketable securities .............................      (21,129)     4,678       (7,871)      (105)   (11,196)
   Changes in assets and liabilities:
     Increase in accounts and notes receivable .......................     (142,192)   (64,153)     (26,339)   (75,958)   (72,377)
     Decrease (increase) in inventories and prepaid
       expenses ......................................................      102,761    (94,675)     (43,442)   132,424   (174,605)
     Increase (decrease) in income taxes .............................      (48,500)   102,206       90,300     (2,594)    19,293
     Decrease (increase) in other noncurrent assets ..................      (32,298)   (21,884)      (6,907)   (16,749)     7,306
     Increase (decrease) in accounts payable and
          accrued liabilities other than deferred
         compensation and income taxes ...............................     (160,623)   122,445      301,332    (20,183)    96,685
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities ............................      217,027    727,579    1,021,188    636,226    443,962
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Additions to property, plant, and equipment .........................     (609,916)  (285,801)    (324,259)  (109,336)   (96,775)
 Proceeds from sale of property, plant, and
        equipment ....................................................        5,000     61,005       61,005     12,810     17,909
 Proceeds from sale of marketable securities .........................      571,665    148,461      358,863     74,151    325,861
 Purchase of marketable securities ...................................     (438,124)  (416,277)    (299,762)  (675,211)  (443,820)
 Decrease (increase) in deposits .....................................        3,670   (148,116)    (151,572)     4,661     (4,777)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities ................................     (467,705)  (640,728)    (355,725)  (692,925)  (201,602)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Dividends paid to stockholders ......................................      (39,000)   (78,000)    (156,000)  (117,000)  (202,800)
 Principal payments on long-term deferred
       compensation ..................................................      (17,758)   (14,803)        --         --         --
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities ................................      (56,758)   (92,803)    (156,000)  (117,000)  (202,800)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents .................     (307,436)    (5,952)     509,463   (173,699)    39,560
Cash and cash equivalents at beginning of year .......................    1,105,816    596,353      596,353    770,052    730,492
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year .............................  $   798,380    590,401    1,105,816    596,353    770,052
====================================================================================================================================
Supplemental disclosures of cash flow information cash paid during the year for
   income taxes, net of refunds received .............................  $   245,000    208,000      292,000    373,000    139,701
====================================================================================================================================

See accompanying notes to financial statements.

AMERICAN RIVET COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

August 31, 1995, 1994, and 1993
--------------------------------------------------------------------------------

 (1)     Significant Accounting Policies

         DESCRIPTION OF BUSINESS

   American Rivet Company (Company) is a national manufacturer of rivets with approximately 35% of its annual net sales derived from the automotive industry. Approximately 14% of the Company's net sales were provided by one customer for the years ended August 31, 1995 and 1994.

         INTERIM UNAUDITED FINANCIAL STATEMENTS

   The unaudited interim financial data as of June 30, 1996 and for the ten months ended June 30, 1996 and 1995 reflects all normal recurring adjustments, consisting only of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of financial position and operating results for the interim periods.

         MARKETABLE SECURITIES

   The Company adopted Statement of Financial Accounting Standards No. 115 (SFAS
   115), "Accounting for Certain Investments in Debt and Equity Securities," effective September 1, 1994. The cumulative effect of the adoption of SFAS 115 resulted in an increase in stockholders' equity of $63,451. In accordance with SFAS 115, prior years' financial statements have not been restated to reflect the change in accounting method. At August 31, 1995 marketable securities were classified as available-for-sale and were reported at the lower of aggregate amortized cost or fair value.

   Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale, along with the Company's investment in equity securities. Securities available for sale are carried at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity. At August 31, 1995, the Company had no investments that qualified as trading or held to maturity.

             The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in interest income. Realized gains and losses are shown separately. The cost of securities sold is based on the specific identification method.

   At August 31, 1995, the Company's investments in debt and equity securities were classified as marketable securities. These investments are diversified among high credit quality securities in accordance with the Company's investment policy.

AMERICAN RIVET COMPANY, INC.

Notes to Financial Statements
--------------------------------------------------------------------------------

         INVENTORIES

   Inventories are valued at the lower of cost or market. The last-in, first-out
   (LIFO) method is used to determine cost for the rivet business inventories, and the first-in, first-out (FIFO) method is used to determine cost for the automatic rivet setting machine parts inventories.

         PROPERTY, PLANT, AND EQUIPMENT

   Property, plant, and equipment are carried at cost less accumulated depreciation. Depreciation is generally calculated using accelerated methods over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and related depreciation are removed from the accounts, and any gain or loss is recognized in income for the period. The cost of maintenance is charged to income as incurred; significant renewals and betterments are capitalized.

         INCOME TAXES

   The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         GOODWILL AND ORGANIZATIONAL EXPENSE

   The goodwill and organizational expense which arose in 1953 is not being amortized, as it has no determinable life.

         DEFERRED CHARGES

   Deferred charges consist of certain tools and factory supplies which are charged to operations as they are used in production.

         DEFERRED COMPENSATION

   The Company has deferred compensation contracts with certain past and present key executives. Periodic accrual is being made, over the projected active term of employment of present executives, of an amount equivalent to the present value of the benefits at the date of retirement.

         LEASING OPERATIONS

   Revenues from rentals of rivet setting machines are reported on the operating method. Rents are billed annually and income is recognized on a monthly basis over the rental period.

AMERICAN RIVET COMPANY, INC.

Notes to Financial Statements

--------------------------------------------------------------------------------
         PROFIT-SHARING PLAN

   The Company maintains a qualified noncontributory profit-sharing plan for full-time employees who satisfy minimum age and service requirements. Contributions to the plan are at the discretion of the Board of Directors. The Board of Directors authorized contributions of $88,000, $90,000, and $40,000 for 1995, 1994, and 1993 respectively.

   The Company amended the plan, effective September 1, 1993, to add a 401(k) provision in addition to the existing plan. The 401(k) offers two investment options: the Balanced Fund and Fixed Income Fund. In 1994 the Company matched $0.50 on the dollar for employee contributions of up to $400. In 1995 and 1996 the Company will match $0.75 on the dollar for employee contributions of up to $500. The Company matched contributions at a cost of $15,277 and $6,725 for the years ended August 31, 1995 and 1994, respectively.

         CASH EQUIVALENTS

   For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

 (2)     MARKETABLE SECURITIES AND CASH EQUIVALENTS

   In accordance with SFAS 115, the Company's marketable securities have been classified as available-for-sale securities and are reported at their fair value of $2,037,282 compared to a historical cost of $1,914,436 for August 31, 1995 with the net unrealized gains of $122,846 reported as a separate component of stockholders' equity.

   A summary of the Company's investment securities follows:
================================================================================
                                           1996 (Unaudited)
                                  ----------------------------------------------
                                                            Gross       Gross
                                                Estimated  unrealized unrealized
                                     Cost       fair value   gains      losses
--------------------------------------------------------------------------------
Equity securities ...........     $  975,731     1,137,784     167,407     5,354
Corporate bonds .............         86,919        95,744      10,825     2,000
U.S. Treasury notes .........        405,219       414,070       8,851      --
--------------------------------------------------------------------------------
                                   1,467,869     1,647,598     187,083     7,354
Cash equivalents ............         56,983        56,983        --        --
--------------------------------------------------------------------------------
                                  $1,524,852     1,704,581     187,083     7,354
================================================================================

AMERICAN RIVET COMPANY, INC.

Notes to Financial Statements
================================================================================
                                                          1995
                                  ----------------------------------------------
                                                             Gross       Gross
                                               Estimated  unrealized  unrealized
                                  Cost         fair value    gains       losses
--------------------------------------------------------------------------------
Equity securities ...........     $1,104,544     1,205,200     104,981     4,325
Corporate bonds .............         74,517        76,163       2,371       725
U.S. Treasury notes .........        404,206       424,750      20,544      --
                                  ----------     ---------     -------     -----

                                   1,583,267     1,706,113     127,896     5,050
Cash equivalents ............        331,169       331,169        --        --
                                  ----------     ---------     -------     -----

                                  $1,914,436     2,037,282     127,896     5,050
                                                                           -----

                                                         1994
                                  ----------------------------------------------
                                                             Gross       Gross
                                               Estimated  unrealized  unrealized
                                  Cost         fair value    gains       losses
--------------------------------------------------------------------------------
Equity securities ...........     $  709,925       759,316     78,262     21,871
Corporate bonds .............         67,167        66,876      1,931      2,222
U.S. Treasury notes .........        864,405       871,756      7,351       --
--------------------------------------------------------------------------------

                                   1,634,497     1,697,948     87,544     24,093
Cash equivalents ............        186,003       186,003       --         --
--------------------------------------------------------------------------------
                                  $1,820,500     1,883,951     87,544     24,093
================================================================================
Contractual maturities of debt securities (Corporate bonds and U.S.Treasury notes) at August 31, 1995 are shown below:
================================================================================
                                                      Amortized       Estimated
                                                        cost          fair value
--------------------------------------------------------------------------------
Due in:
 1996 ...................................            $   --                 --
 1997 - 2000 ............................             199,956            211,282
 2001 - 2005 ............................             231,225            239,718
 2006 and later .........................              47,542             49,913
================================================================================

AMERICAN RIVET COMPANY, INC.

Notes to Financial Statements

--------------------------------------------------------------------------------
Proceeds, gross realized gains, and gross realized losses during the years ended August 31, 1995 and 1994 were as follows:

--------------------------------------------------------------------------------
                                                          1995             1994
--------------------------------------------------------------------------------
Proceeds from sales .........................           358,863           74,151
Gross realized gains ........................            22,074           11,610
Gross realized losses .......................            14,203           11,505
--------------------------------------------------------------------------------

For the purposes of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

For those securities that have been included in the separate component of stockholders' equity during the period, the net change has been a $33,094 increase in net unrealized holding gains for the year ended August 31, 1995.

================================================================================

(3)      INVENTORIES

   Inventories at June 30, 1996, and August 31, 1995 and 1994 consist of the following:

================================================================================
                                   (Unaudited)
                                       1996             1995            1994
--------------------------------------------------------------------------------
Rivet business:
    Raw materials .........................   $  638,160     704,109     626,603
    Work in process and finished goods ....      488,903     548,770     527,751
--------------------------------------------------------------------------------
                                               1,127,063   1,252,879   1,154,354
    Less LIFO reserve .....................      570,331     616,000     583,000
--------------------------------------------------------------------------------
                                                 556,732     636,879     571,354
Automatic rivet setting machine parts .....       27,393      32,401      45,434
--------------------------------------------------------------------------------
                                              $  584,125     669,280     616,788
================================================================================

   If the Company had valued rivet business inventories under the FIFO method, net income would have increased by approximately $6,000, $19,000 and $9,000 for 1996, 1995, and 1994, respectively, and decreased by $21,000 for 1993 and retained earnings would have been higher by $369,000, $363,000, $344,000 and $335,000 in 1996, 1995, 1994 and 1993, respectively.

AMERICAN RIVET COMPANY, INC.

Notes to Financial Statements

--------------------------------------------------------------------------------
(4)      PROPERTY, PLANT, AND EQUIPMENT

   Major categories of property, plant, and equipment at August 31, 1995 and 1994 are summarized as follows:
================================================================================

                                                          1995            1994
--------------------------------------------------------------------------------
 Land and land improvements ......................     $   229,631       227,371
 Building and building improvements ..............       1,653,817     1,653,817
 Machinery and equipment .........................       7,617,114     7,560,977
 Automatic rivet setting machines - leased .......          42,482        42,482
 Office furniture, fixtures, and equipment .......         337,925       326,526
 Automobiles .....................................         147,312       104,497
 Condominium, including furnishings ..............         211,647        38,267
--------------------------------------------------------------------------------
                                                        10,239,928     9,953,937
 Less accumulated depreciation ...................       8,752,013     8,565,669
--------------------------------------------------------------------------------
                                                       $ 1,487,915     1,388,268
================================================================================
   Depreciation expense for 1995, 1994, and 1993 amounted to $217,700, $214,860 and $227,909, respectively.

(5)      INCOME TAX EXPENSE

   The Company adopted Statement 109, "Accounting for Income Taxes," as of September 1, 1993. The Cumulative effect of this change on pretax income and net income during the year ended August 31, 1994 was not material.

================================================================================
 Income tax expense (benefit) is summarized as follows:

--------------------------------------------------------------------------------
                                      1995             1995              1993
--------------------------------------------------------------------------------
 Current:
   Federal .................        $ 313,000          243,700          198,600
   State ...................           69,300           48,300           38,800
--------------------------------------------------------------------------------
                                      382,300          292,000          237,400
 Deferred ..................          (26,400)         (38,800)         (17,700)
--------------------------------------------------------------------------------
                                    $ 355,900          253,200          219,700
================================================================================

AMERICAN RIVET COMPANY, INC.

Notes to Financial Statements

================================================================================
 A reconciliation of the statutory U.S. Federal income tax rate of 34% in 1995 and 1994 to the Company's effective tax rate for the corresponding periods is as follows:

================================================================================
                                                  1995        1994        1993
--------------------------------------------------------------------------------
 Federal tax at 34% ..........................  $ 312,000    231,900    199,543
 Add (deduct) tax effect of:
   State taxes, net of federal tax effect ....     45,700     31,900     23,545
   Dividend exclusion ........................     (4,300)    (3,200)    (3,030)
   Tax-exempt interest .......................     (6,800)    (4,600)    (4,077)
   Officers' life insurance premiums .........      2,500      2,600      5,789
   Travel and entertainment ..................      9,500      6,800       --
   Other, net ................................     (2,700)   (12,200)    (2,070)
--------------------------------------------------------------------------------
Provision for income taxes ...................  $ 355,900    253,200    219,700
================================================================================

================================================================================
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 31, 1995 and 1994 are presented as follows:
================================================================================
                                                         1995             1994
--------------------------------------------------------------------------------
 Deferred tax assets:
   Deferred compensation ......................         $170,010         164,175
   Health insurance accrual ...................           27,294          27,438
   Accounts receivable ........................            7,724           7,724
   Waste removal accrual ......................           16,220           2,317
   Other ......................................            4,585           3,445
--------------------------------------------------------------------------------
 Total gross deferred tax assets ................        225,883        205,099
 Deferred tax liability - property,
     plant, and equipment .......................       (134,876)      (140,542)
--------------------------------------------------------------------------------
 Net deferred tax asset .........................      $  90,957         64,557
--------------------------------------------------------------------------------

A valuation allowance has not been provided for deferred tax assets at August 31, 1995 or 1994 as management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

AMERICAN RIVET COMPANY, INC.

Notes to Financial Statements
--------------------------------------------------------------------------------
(6)    RELATED PARTIES

   Deferred compensation relates to agreements with certain key past and present officers of the Company. These agreements are in the form of annuities beginning at age 65 and continuing over a ten year period. Amounts accrue straight-line to the date of retirement and all agreements are fully funded. The current portion of the accrual at August 31, 1995 and 1994 represents payments due within the next twelve months for a past officer's beneficiary. Deferred compensation expense was approximately $28,000 in 1996, $33,000 in 1995 and 1994, and $36,000 in 1993.

(7)    COMMITMENTS AND CONTINGENCIES

   At August 31, 1995, the Company has an outstanding agreement to purchase a header machine at a cost of $682,000. The initial deposit of $145,935 was paid during fiscal 1995 and is included in deposits on the balance sheet at August 31, 1995. The delivery date and balance due on the machinery is expected to occur in January, 1996.

(8)    SUBSEQUENT EVENT - ENVIRONMENTAL CONTINGENCY

   Some aspects of the Company's business are regulated by environmental laws, and the Company regularly takes steps to comply with applicable requirements. The Company believes it is in compliance with the environmental laws. In October, 1996, the Company engaged environmental engineering consultants to review the Company's facility. The tests and findings have not been completed, but do indicate that some expenditures related to environmental matters may be necessary. Since the extent or range of the cost is not yet known, no accrual has been made in the financial statements for costs related to the environmental matters. Based upon information presently available, such costs are not expected to have a material adverse effect on the Company's financial position or its results of operations.

================================================================================

                            INDUSTRIAL HOLDINGS, INC.
                       ----------------------------------
                          OFFERING CIRCULAR-PROSPECTUS
                       ----------------------------------

                                November __, 1996

                                TABLE OF CONTENTS
                                                                            PAGE
Available Information ......................................................   3
Summary ....................................................................   4
Summary Consolidated Financial Data ........................................   8
Risk Factors ...............................................................   9
The Offer ..................................................................  12
Use of Proceeds ............................................................  21
Price Range of Common Stock and Warrants ...................................  21
Dividend Policy ............................................................  22
Capitalization .............................................................  23
Dilution ...................................................................  24
Pro Forma Condensed Consolidated Financial
    Statements .............................................................  25
Selected Consolidated Financial Data .......................................  33
 Management's Discussion and Analysis of
    Financial Condition and Results of
    Operations .............................................................  34
 Business ..................................................................  40
 Management ................................................................  48
 Certain Transactions ......................................................  59
 Principal Shareholders ....................................................  60
 Description of Securities .................................................  61
 Shares Eligible for Future Sale ...........................................  64
 Legal Matters .............................................................  64
 Additional Information ....................................................  65
 Index to Financial Statements ............................................. F-1

NO DEALER, SALESPERSON, REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS OFFERING CIRCULAR-PROSPECTUS AND THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS OFFERING CIRCULAR-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR-PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
================================================================================

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Class A Warrants, the aggregate Warrant Exercise Price and any other required documents should be sent or delivered by each Warrantholder or his broker, dealer, bank or trust company to the Exchange Agent at one of its addresses set forth below.

                               THE EXCHANGE AGENT

                        CHASEMELLON SHAREHOLDER SERVICES

             BY MAIL:                    FACSIMILE TRANSMISSION:           BY HAND OR OVERNIGHT COURIER:
    Reorganization Department               (201) 329-8936                  Reorganization Department
    Midtown Station                  (for Eligible Institutions Only)       120 Broadway - 13th Floor
    P.O. Box 798                          Confirm by Telephone:             New York, NY 10271
    New York, NY 10018                      (201) 296-4983

     Any questions or requests for assistance, additional copies of this Offering Circular-Prospectus, the Letter of Transmittal or other tender offer materials may be made by calling Christine A. Smith, Vice-President of the Company, at (713) 747-1025, or by mail to the Company at the address listed below. Warrantholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                                  THE COMPANY:

                            Industrial Holdings, Inc.
                                  7135 Ardmore
                              Houston, Texas 77054
                                 (713) 747-1025

                                 ITEM 9(A)(3)

                        NOTICE OF GUARANTEED DELIVERY
                                     FOR
        EXERCISE OF CLASS A REDEEMABLE COMMON STOCK PURCHASE WARRANTS
                                      OF
                          INDUSTRIAL HOLDINGS, INC.

      As set forth in the Offering Circular-Prospectus dated November 12, 1996 (the "Offering CircularProspectus") under "The Offer--Guaranteed Delivery Procedure," this form or one substantially equivalent hereto must be used to exercise Class A Redeemable Common Stock Purchase Warrants (the "Class A Warrants") of Industrial Holdings, Inc., a Texas corporation, pursuant to the Offer (as defined in the Offering Circular-Prospectus) if the procedure for book-entry transfer cannot be completed on a timely basis or a Class A warrantholder cannot deliver the certificate(s) for Class A Warrants, the certified or official bank check or the wire transfer and all other required documents to the Exchange Agent at one of the addresses listed below on or before the Expiration Date (as defined in the Offering CircularProspectus). This form may be delivered by hand or sent by facsimile transmission or mailed to the Exchange Agent and must be received by the Exchange Agent on or before the Expiration Date.

To:   CHASEMELLON SHAREHOLDER SERVICES, Exchange Agent

           BY MAIL:                  FACSIMILE TRANSMISSION:          BY HAND OR OVERNIGHT COURIER:
ChaseMellon Shareholder Services          (201) 329-8936            ChaseMellon Shareholder Services
  Reorganization Department       (for Eligible Institutions Only)     Reorganization Department
       Midtown Station                                                 120 Broadway - 13th Floor
         P.O. Box 798                  Confirm by Telephone:               New York, NY 10271
      New York, NY 10018                  (201) 296-4983

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. THIS FORM IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN SIGNATURE BOX ON THE LETTER OF TRANSMITTAL.

Gentlemen:

      The undersigned hereby exercises the number of Class A Warrants of Industrial Holdings, Inc., a Texas corporation, set forth below upon the terms and subject to the conditions set forth in the Offering CircularProspectus dated November 12, 1996, receipt of which is hereby acknowledged, together with a certified or official bank check made payable to Industrial Holdings, Inc. or a wire transfer to the Exchange Agent for the benefit of Industrial Holdings, Inc. (pursuant to the wire transfer instructions contained in Instruction 6 to the Letter of Transmittal) in the amount of the aggregate Warrant Exercise Price, pursuant to the guaranteed delivery procedures set forth in the Offering Circular-Prospectus under the caption "The Offer--Guaranteed Delivery Procedure."

Number of Class A Warrants to be Exercised  Name(s) of Record Holder(s):

------------------------------------------  ------------------------------------
Payment to be Made                          ------------------------------------
                                            Please Print Address(es) Here:
------------------------------------------  ------------------------------------
Certificate Nos. (if available)
------------------------------------------  ------------------------------------

------------------------------------------  ------------------------------------
                                            Area Code and Telephone Number:
Check ONE box if Class A Warrants will be
exercised by book-entry transfer.
[ ] The Depository Trust Company         Signature(s)
[ ] Philadelphia Depository Trust Company         ------------------------------

Account Number                           Dated:
              -------------------------        ---------------------------------

                                   GUARANTEE

      The undersigned, a firm or entity that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program, guarantees that (a) the above named person(s) owns the Class A Warrants exercised hereby, and (b) the undersigned will deliver to the Exchange Agent the certificates representing the Class A Warrants exercised hereby in proper form for exercise with required signature guarantees (or written confirmation of book-entry transfer of such Class A Warrants into the Exchange Agent's account at The Depository Trust Company or the Philadelphia Depositary Trust Company), together, in each case, with a certified or official bank check made payable to Industrial Holdings, Inc. or a wire transfer to the Exchange Agent for the benefit of Industrial Holdings, Inc. (pursuant to the wire transfer instructions contained in Instruction 6 of the Letter of Transmittal) in the amount of the aggregate Warrant Exercise Price, and any other required documents, all within three New York Stock Exchange trading days after the Expiration Date.

------------------------------------------  ------------------------------------
               (Address)                             (Name of Firm)

------------------------------------------
        (City, State, Zip Code)

------------------------------------------  ------------------------------------
   (Area Code and Telephone Number)              (Authorized Signature)

Dated:
      ------------------------------------  ------------------------------------
                                                         (Title)

        DO NOT SEND WARRANT CERTIFICATES AND/OR PAYMENT FOR THE CLASS A WARRANTS WITH THIS FORM. WARRANT CERTIFICATES AND/OR PAYMENT FOR
THE
        CLASS A WARRANTS MUST BE SENT WITH THE  LETTER OF TRANSMITTAL.

                                  ITEM 9(A)(4)


FOR IMMEDIATE RELEASE                                    FOR INFORMATION CONTACT
ALL NAMES VERIFIED                                           ROBERT E. CONE, CEO
                                                                  (713) 747-1025

                            INDUSTRIAL HOLDINGS, INC.
                               COMMENCES OFFER TO
                        CLASS A REDEEMABLE WARRANTHOLDERS

HOUSTON, TX (NOVEMBER 12, 1996) - Industrial Holdings, Inc. (NASDAQ/NMS-IHII) announces today that it has commenced its offer (the "Offer")to the holders of its Class A Redeemable Warrants to exchange each Class A Warrant and $6.00 for one share of IHI Common Stock and, as an incentive, one new Class B Redeemable Warrant and one newly created Class C Redeemable Warrant. Each Class B Redeemable Warrant and each Class C Redeemable Warrant will be exercisable and entitle the holder to purchase one share of Common Stock at an exercise price of $10.00 and $15.00, respectively. The Class A and Class B Redeemable Warrants will expire January 14, 1999. However, each Class B Redeemable Warrant and Class C Redeemable Warrant may be sooner redeemed by the Company, if for a period of 20 consecutive trading days the closing bid price of the Common Stock equals or exceeds $12.00 per share and $20.00 per share, respectively. In addition, the expiration date of the currently outstanding Class B Redeemable Warrants has been extended to January 14, 1999.

The Offer and withdrawal rights will expire on December 13, 1996 at 5:00 p.m., New York City time, unless extended.

Industrial Holdings is a holding company organized to operate light-niche manufacturing and distribution companies, with growth potential internally and by acquisition.

                                  ITEM 9(A)(5)

                                November 12, 1996

Dear Class A Warrantholder:

        Industrial Holdings, Inc. (the "Company") is offering to the holders of its outstanding Class A Redeemable Common Stock Purchase Warrants ("Class A Warrants") a temporary incentive to exercise the Class A Warrants (the "Offer") until December 13, 1996 (the "Expiration Date"), unless extended. A Class A Warrantholder who tenders Class A Warrants and pays $6.00 per Class A Warrant (the "Warrant Exercise Price") will receive one share of Common Stock, one Class B Redeemable Common Stock Purchase Warrant ("Class B Warrant") and one Class C Redeemable Common Stock Purchase Warrant ("Class C Warrant") for each Class A Warrant tendered. The Offer is not conditioned upon exercise of a minimum number of Class A Warrants.

        Each Class B Warrant entitles the holder to purchase one share of the Company's Common Stock at an exercise price of $10.00 per share. Each Class C Warrant entitles the holder to purchase one share of the Company's Common Stock at $15.00 per share. The Class B and Class C Warrants are exercisable through and including January 14, 1999. Each Class A Warrants entitles the registered holder to purchase one share of Common Stock at an Exercise Price of $6.00 per share through and including January 14, 1997.

        The accompanying Offering Circular-Prospectus provides important information about the Company and the detailed terms of the Offer. Please read and consider it carefully. Any Class A Warrantholder electing to exercise Class A Warrants pursuant to the Offer should follow the instructions in the enclosed materials.

        Questions and requests for assistance or for additional copies of the Offering Circular should be made by calling Christine A. Smith, Vice-President of the Company, at (713) 747-1025 or by mail to the Company at 7135 Ardmore, Houston, Texas 77054.

                                           Sincerely yours,

                                           Robert E. Cone
                                           President and Chief Executive Officer

                                  ITEM 9(A)(6)

                            INDUSTRIAL HOLDINGS, INC.

              OFFER TO EXCHANGE ONE CLASS A REDEEMABLE WARRANT FOR
          ONE SHARE OF COMMON STOCK, ONE CLASS B REDEEMABLE WARRANT AND
                         ONE CLASS C REDEEMABLE WARRANT

--------------------------------------------------------------------------------
          THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ON DECEMBER 13,
             1996 AT 5:00 P.M., NEW YORK CITY TIME, UNLESS EXTENDED.
--------------------------------------------------------------------------------

                                                               NOVEMBER 12, 1996

TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES:

         WE ARE ASKING YOU, AS THE RECORD HOLDER OF CLASS A REDEEMABLE COMMON STOCK PURCHASE WARRANTS (THE "CLASS A WARRANTS") OF INDUSTRIAL HOLDINGS, INC. (THE "COMPANY"), TO BRING TO THE ATTENTION OF CLIENTS FOR WHOM YOU HOLD CLASS A WARRANTS THE COMPANY'S OFFER (THE "OFFER") TO THE HOLDERS OF CLASS A WARRANTS TO EXCHANGE EACH CLASS A WARRANT AND SIX DOLLARS ($6.00) (THE "WARRANT EXERCISE PRICE") FOR ONE SHARE OF THE COMPANY'S COMMON STOCK, $.01 PAR VALUE, ONE CLASS B REDEEMABLE COMMON STOCK PURCHASE WARRANT ("CLASS B WARRANT") AND ONE CLASS C REDEEMABLE COMMON STOCK PURCHASE WARRANT ("CLASS C WARRANT") BEGINNING ON THE DATE HEREOF AND ENDING DECEMBER 13, 1996 (THE "EXPIRATION DATE"), UNLESS EXTENDED. AFTER THE EXPIRATION DATE, EACH CLASS A WARRANT ENTITLES THE REGISTERED HOLDER TO PURCHASE ONE SHARE OF COMMON STOCK AT AN EXERCISE PRICE OF $6.00 PER SHARE THROUGH AND INCLUDING JANUARY 14, 1997.

         FOR YOUR INFORMATION, WE ARE ENCLOSING HEREWITH THE FOLLOWING
MATERIALS:

         1.  OFFERING CIRCULAR-PROSPECTUS DATED NOVEMBER 12, 1996.

         2. THE LETTER OF TRANSMITTAL TO TENDER CLASS A WARRANTS FOR YOUR USE AND THE USE OF YOUR CLIENTS. FACSIMILE COPIES OF THE LETTER OF TRANSMITTAL MAY BE USED TO TENDER CLASS A WARRANTS.

         3. NOTICE OF GUARANTEED DELIVERY TO BE USED TO ACCEPT THE OFFER BY HOLDERS OF CLASS A WARRANTS UNABLE TO DELIVER THEIR CERTIFICATES, THE CERTIFIED OR OFFICIAL BANK CHECK OR THE WIRE TRANSFER IN PAYMENT OF THE AGGREGATE WARRANT EXERCISE PRICE AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT BY THE EXPIRATION DATE OR IF THE PROCEDURE FOR BOOK-ENTRY TRANSFER CANNOT BE COMPLETED BY THE EXPIRATION DATE.

         4. A PRINTED FORM OF LETTER WHICH MAY BE SENT TO CUSTOMERS FOR WHOSE ACCOUNT YOU HOLD CLASS A WARRANTS REGISTERED IN YOUR NAME OR IN THE NAME OF YOUR NOMINEE, WITH SPACE PROVIDED FOR OBTAINING SUCH CUSTOMERS' INSTRUCTIONS WITH REGARD TO THE OFFER.

          5. ENVELOPES ADDRESSED TO CHASEMELLON SHAREHOLDER SERVICES, THE EXCHANGE AGENT, TO BE USED BY YOU TO RETURN THE CLASS A WARRANTS.

         IN ALL CASES, THE DELIVERY OF COMMON STOCK, CLASS B WARRANTS AND CLASS C WARRANTS FOR CLASS A WARRANTS ACCEPTED FOR EXERCISE PURSUANT TO THE OFFER WILL BE MADE ONLY AFTER TIMELY RECEIPT BY THE EXCHANGE AGENT OF CERTIFICATES EVIDENCING SUCH CLASS A WARRANTS (OR A CONFIRMATION OF A BOOK-ENTRY TRANSFER OF SUCH CLASS A WARRANTS INTO THE EXCHANGE AGENT'S ACCOUNT AT ONE OF THE BOOK-ENTRY TRANSFER FACILITIES (AS DEFINED IN THE OFFERING CIRCULAR-PROSPECTUS)), PAYMENT OF THE AGGREGATE WARRANT EXERCISE PRICE WITH THE LETTER OF TRANSMITTAL PROPERLY COMPLETED AND DULY EXECUTED AND ANY OTHER REQUIRED DOCUMENTS.

         PAYMENT OF THE AGGREGATE WARRANT EXERCISE PRICE MAY BE MADE, AT THE CLASS A WARRANTHOLDER'S OPTION, IN THE FORM OF A CERTIFIED OR OFFICIAL BANK CHECK MADE PAYABLE TO INDUSTRIAL HOLDINGS, INC. OR BY WIRE TRANSFER TO CHASEMELLON SHAREHOLDER SERVICES FOR THE BENEFIT OF INDUSTRIAL HOLDINGS, INC. CLASS A WARRANTHOLDERS WHO WISH TO EXERCISE THEIR CLASS A WARRANTS SHOULD COMPLETE THE ENCLOSED LETTER OF TRANSMITTAL AND DELIVER THE SAME, TOGETHER WITH CERTIFICATES REPRESENTING TENDERED CLASS A WARRANTS (OR SUCH WARRANTS SHOULD BE TENDERED BY BOOK-ENTRY TRANSFER), AND PAYMENT OF THE AGGREGATE WARRANT EXERCISE PRICE, ALL IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH IN THE LETTER OF TRANSMITTAL AND THE OFFERING CIRCULAR-PROSPECTUS.

         IF THE CLASS A WARRANTHOLDERS WISH TO TENDER THEIR CLASS A WARRANTS, BUT IT IS IMPRACTICABLE FOR THEM TO FORWARD THEIR CLASS A WARRANTS AND ALL OTHER REQUIRED DOCUMENTS BY THE EXPIRATION DATE, TENDER MAY BE MADE BY FOLLOWING THE GUARANTEED DELIVERY PROCEDURE DESCRIBED IN THE OFFERING CIRCULARPROSPECTUS UNDER THE CAPTION "THE OFFER--GUARANTEED DELIVERY PROCEDURE."

         THE COMPANY WILL PROMPTLY REIMBURSE BROKERS AND OTHER NOMINEES FOR THE REASONABLE EXPENSES INCURRED BY THEM IN FORWARDING MATERIALS RELATING TO THE OFFER TO THE BENEFICIAL HOLDERS OF THE CLASS A WARRANTS.

         QUESTIONS OR REQUESTS FOR ADDITIONAL COPIES OF THE ENCLOSED MATERIALS SHOULD BE MADE BY CALLING CHRISTINE A. SMITH, VICE-PRESIDENT OF THE COMPANY, AT
(713) 747-1025, OR BY WRITING TO INDUSTRIAL HOLDINGS, INC., 7135 ARDMORE, HOUSTON, TEXAS 77054.

                                            INDUSTRIAL HOLDINGS, INC.

       NOTHING CONTAINED HEREIN OR IN THE DOCUMENTS ENCLOSED HEREWITH SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT FOR THE COMPANY, THE EXCHANGE AGENT, OR ANY AFFILIATE OF EITHER OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS SPECIFICALLY SET FORTH THEREIN.

                                  ITEM 9(A)(7)

                           INDUSTRIAL HOLDINGS, INC.

              OFFER TO EXCHANGE ONE CLASS A REDEEMABLE WARRANT FOR
         ONE SHARE OF COMMON STOCK, ONE CLASS B REDEEMABLE WARRANT AND
                         ONE CLASS C REDEEMABLE WARRANT

--------------------------------------------------------------------------------
          THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ON DECEMBER 13,
             1996 AT 5:00 P.M., NEW YORK CITY TIME, UNLESS EXTENDED.
--------------------------------------------------------------------------------

                                                               NOVEMBER 12, 1996

TO OUR CLIENTS:

        ENCLOSED FOR YOUR CONSIDERATION IS THE OFFERING CIRCULAR-PROSPECTUS, DATED NOVEMBER 12, 1996, OF INDUSTRIAL HOLDINGS, INC. (THE "COMPANY"), RELATING TO THE OFFER DESCRIBED THEREIN, TOGETHER WITH A LETTER TO CLASS A WARRANTHOLDERS FROM THE COMPANY. THIS MATERIAL IS BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF CLASS A REDEEMABLE COMMON STOCK PURCHASE WARRANTS (THE "CLASS A WARRANTS") OF THE COMPANY CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. AN EXERCISE OF SUCH CLASS A WARRANTS MAY BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER TO CLASS A WARRANTHOLDERS IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO EXERCISE CLASS A WARRANTS HELD BY US FOR YOUR ACCOUNT.

        ACCORDINGLY, WE REQUEST INSTRUCTIONS AS TO WHETHER YOU WISH US TO EXERCISE ANY OR ALL OF THE CLASS A WARRANTS HELD BY US FOR YOUR ACCOUNT, PURSUANT TO THE TERMS AND CONDITIONS SET FORTH IN THE OFFERING
CIRCULAR-PROSPECTUS.

        YOUR INSTRUCTIONS TO US SHOULD BE FORWARDED AS PROMPTLY AS POSSIBLE IN ORDER TO PERMIT US TO EXERCISE ON YOUR BEHALF IN ACCORDANCE WITH THE PROVISIONS OF THE OFFER, WHICH TERMINATES AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 13, 1996, (THE "EXPIRATION DATE"), UNLESS EXTENDED. THE OFFER IS NOT CONDITIONED UPON THE EXERCISE OF A MINIMUM NUMBER OF CLASS A WARRANTS.

        ALL CLASS A WARRANTS PROPERLY EXERCISED AND NOT WITHDRAWN ON OR BEFORE THE EXPIRATION DATE WILL BE DEEMED TO HAVE BEEN ACCEPTED BY THE COMPANY WHEN, AS AND IF THE COMPANY HAS GIVEN ORAL OR WRITTEN NOTICE THEREOF TO THE EXCHANGE AGENT.

        THE OFFER IS MADE SOLELY BY THE OFFERING CIRCULAR-PROSPECTUS AND IS BEING MADE TO ALL CLASS A WARRANTHOLDERS. IF YOU WISH TO HAVE US EXERCISE ANY OR ALL OF THE CLASS A WARRANTS HELD BY US FOR YOUR ACCOUNT, WILL YOU KINDLY SO INSTRUCT US BY COMPLETING, EXECUTING, DETACHING AND RETURNING TO US THE INSTRUCTION FORM SET FORTH BELOW. AN ENVELOPE IN WHICH TO RETURN YOUR INSTRUCTIONS TO US IS ENCLOSED. IF YOU AUTHORIZE THE EXERCISE OF YOUR CLASS A WARRANTS, ALL SUCH CLASS A WARRANTS WILL BE EXERCISED UNLESS OTHERWISE SPECIFIED IN YOUR INSTRUCTIONS. YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT AN EXERCISE OF CLASS A WARRANTS ON YOUR BEHALF ON OR BEFORE THE EXPIRATION DATE.

                     INSTRUCTIONS WITH RESPECT TO THE OFFER
                                       OF
                            INDUSTRIAL HOLDINGS, INC.

        THE UNDERSIGNED ACKNOWLEDGE(S) RECEIPT OF YOUR LETTER ENCLOSING THE OFFERING CIRCULAR-PROSPECTUS, DATED NOVEMBER 12, 1996, OF INDUSTRIAL HOLDINGS, INC. AND THE OTHER DOCUMENTS REFERRED TO IN YOUR LETTER.

        THIS WILL INSTRUCT YOU TO EXERCISE THE NUMBER OF CLASS A REDEEMABLE COMMON STOCK PURCHASE WARRANTS OF INDUSTRIAL HOLDINGS, INC. INDICATED BELOW HELD BY YOU FOR THE ACCOUNT OF THE UNDERSIGNED, PURSUANT TO THE TERMS AND CONDITIONS SET FORTH IN THE OFFERING CIRCULAR-PROSPECTUS.


NUMBER OF CLASS A WARRANTS TO BE EXERCISED:        SIGN HERE

__________________________________________     ________________________________

DATED:_____________________________________    ________________________________
                                                         (SIGNATURE(S))

                                             ___________________________________
                                             (PLEASE TYPE OR PRINT NAME(S) HERE)

                                             ___________________________________
                                                (PLEASE TYPE OR PRINT ADDRESS)

                                             ___________________________________
                                               (PLEASE TYPE OR PRINT AREA CODE
                                                      AND TELEPHONE NUMBER)